   As filed with the Securities and Exchange Commission on January 28, 2000

                                                      Registration No. 333-_____

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ___________

                                    FORM S-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                  ___________

                        CHICAGO MERCANTILE EXCHANGE INC.
             (Exact name of registrant as specified in its charter)

                                  ___________

            Delaware                                         6231                               36-4340266
(State or other jurisdiction of                   (Primary Standard Industrial               (I.R.S. Employer
incorporation or organization)                    Classification Code Number)             Identification Number)

                             30 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 930-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Craig S. Donohue, Esq.
                   Senior Vice President and General Counsel
                             30 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 930-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   copies to:
                            Richard W. Astle, Esq.
                                Sidley & Austin
                  Bank One Plaza -- 10 South Dearborn Street
                            Chicago, Illinois 60603
                                (312) 853-7270
                                  ___________

     Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective and the satisfaction or waiver of certain other conditions under the Agreement and Plan of Merger described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                  ___________

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
                                                                      Proposed         Proposed
           Title of Each Class                                        Maximum          Maximum         Amount of
              of Securities                   Amount to be            Offering        Aggregate      Registration
            to be Registered                   Registered            Price Per         Offering         Fee(3)
                                                                       Share           Price(3)
---------------------------------------------------------------------------------------------------------------------------
Class A common stock, $.01 par value         25,876,600 shares (1)
---------------------------------------------------------------------------------------------------------------------------
Class B common stock, Series B-1, $.01              625 shares
 par value
---------------------------------------------------------------------------------------------------------------------------
Class B common stock, Series B-2, $.01              813 shares
 par value
---------------------------------------------------------------------------------------------------------------------------
Class B common stock, Series B-3, $.01            1,287 shares
 par value
---------------------------------------------------------------------------------------------------------------------------
Class B common stock, Series B-4, $.01              467 shares (2)
 par value
---------------------------------------------------------------------------------------------------------------------------
Class B common stock, Series B-5, $.01            2,140 shares
 par value
---------------------------------------------------------------------------------------------------------------------------
Total....................................                                             $877,944,250       $231,777.28
===========================================================================================================================

(1) Includes up to 21,400 shares of Class A common stock which may be issued upon the conversion of the Class B common stock, Series B-5.

(2) Includes up to 214 shares of Class B common stock, Series B-4 which may be issued upon the conversion of the Class B common stock, Series B-5.

(3) Estimated solely for purposes of calculating the registration fee under Rule 457(f)(1). The securities to be registered are to be offered in connection with a series of proposed mergers in which such securities would be issued in exchange for existing membership interests in Chicago Mercantile Exchange, an Illinois not-for-profit corporation. Such membership interests have an aggregate market value equal to $877,944,250, determined as provided by Rule 457(c) based upon the average of the bid and asked price as of January 24, 2000. The registration fee in respect of shares of Class A common stock and Class B common stock, Series B-4 to be issued upon the conversion of shares of the Class B common stock, Series B-5 was calculated pursuant to Rule 457(i). No additional consideration is receivable upon such conversion.

                                  ___________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                       [Graphic: CME logo appears here.]

                          CHICAGO MERCANTILE EXCHANGE


                          CHICAGO MERCANTILE EXCHANGE
                             30 SOUTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606

                              February ___, 2000

Dear Member:

     I would like to invite you to attend a special members meeting on ___________, March ___, 2000, at ____ p.m., Central Standard Time, at 30 South Wacker Drive, Chicago, Illinois 60606 at which we will consider a fundamental change in the structure of our organization. Specifically, we are seeking to "demutualize" our organization by changing from a not-for-profit membership corporation to a for-profit stock corporation. This demutualization would be accomplished through a two-step merger with corporations we have formed for this purpose. We are seeking your approval of this proposed demutualization. Only members who own seats at the close of business on __________, 2000 will be entitled to vote on the demutualization at the special meeting.

     Your Board of Directors has unanimously approved the proposed demutualization and unanimously recommends that you vote for its approval. The Board believes that the proposed demutualization will better position us to compete in the rapidly changing and consolidating financial services industry. We will have greater organizational flexibility and will be able to raise additional equity capital, if needed. We will be better positioned to grow and to continue to provide high quality products and services to all of our customers.

     Please review the attached document which provides important information regarding the proposed demutualization. You should consider the matters discussed under "Risk Factors" commencing on page 10 of the attached document.

                                  Sincerely,

                                  Scott Gordon
                                  Chairman of the Board

     YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

                       [Graphic: CME logo appears here.]

                          CHICAGO MERCANTILE EXCHANGE

                          CHICAGO MERCANTILE EXCHANGE
                             30 SOUTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606

        NOTICE OF SPECIAL MEMBERS MEETING TO BE HELD ON MARCH ____, 2000

To the Members of the Chicago Mercantile Exchange:

     We will hold a special meeting of the members of the Chicago Mercantile Exchange on ____________, March _____, 2000 at _____ p.m., Central Standard Time, at 30 South Wacker Drive, Chicago, Illinois 60606, to consider and vote on an agreement and plan of merger whereby we would become a Delaware stock corporation by merging into a Delaware nonstock corporation and then merging into a Delaware stock corporation. We will not transact any other business at the special meeting.

     Only members owning memberships at the close of business on ______________, 2000, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of it. The merger agreement requires approval by the affirmative vote of two-thirds of the votes present and voted, either in person or by proxy, at the special meeting.

     For more information about the demutualization, please review the attached document. The merger agreement is attached as Exhibit B.

     Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. The giving of such proxy does not affect your right to vote in person in the event that you attend the special meeting. In the absence of specific direction, proxies will be voted "FOR" approval of the merger agreement. Proxies that are marked both "FOR" and "AGAINST" will not count and will not be treated as votes cast. Unsigned proxies will not be counted. Proxies must be received at the Chicago Mercantile Exchange, Membership Department, 30 South Wacker Drive, Chicago, Illinois 60606 by 5:00 p.m. on ________, 2000 in order to be voted at the special meeting.

     Your Board of Directors has carefully considered the proposed demutualization and unanimously recommends that you vote "FOR" its approval.

                      By Order of the Board of Directors,

                      Craig S. Donohue
                      Senior Vice President and General Counsel

February ___, 2000

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                            SUBJECT TO COMPLETION,
                            DATED JANUARY 28, 2000

                                Proxy Statement
                                      for
                          Chicago Mercantile Exchange

                                  Prospectus
                                      for
                       Chicago Mercantile Exchange Inc.


     This proxy statement is considered to be a prospectus with respect to the shares of Chicago Mercantile Exchange Inc. that will be issued if the proposed demutualization is approved and completed.

     If the demutualization proposal is approved and completed, up to 25,876,600 shares of Class A common stock and up to 5,332 shares of Class B common stock of Chicago Mercantile Exchange Inc. will be issued to the members of the Chicago Mercantile Exchange in exchange for their membership interests. Shares of Class B common stock will be issued in series corresponding to the present membership interests in the Exchange. Each series will contain the traditional features of common stock and will confer the trading privileges associated with the membership interests that are converted into that series of shares. Shares of Class A common stock will be issued to CME, IMM and IOM members only and will contain only the traditional features of common stock. Additional information regarding the capital stock of Chicago Mercantile Exchange Inc. is provided in this document under "Description of Capital Stock of New CME."

     This document describes our business and what it means to be a stockholder in a Delaware stock corporation. IT ALSO DESCRIBES, UNDER "RISK FACTORS" ON PAGE 10, THE RISKS ASSOCIATED WITH THE PROPOSED DEMUTUALIZATION AND OUR BUSINESS. PLEASE READ THIS INFORMATION.





          The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this Proxy Statement/Prospectus is truthful or complete.
           Any representation to the contrary is a criminal offense.



     This Proxy Statement/Prospectus and the form of proxy were first mailed to members on or about February ____, 2000.



      The date of this Proxy Statement/Prospectus is February ___, 2000.

                               TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----

INTRODUCTION.........................................................................................    1

WHERE YOU CAN FIND MORE INFORMATION..................................................................    2

QUESTIONS AND ANSWERS REGARDING THE DEMUTUALIZATION PROPOSAL.........................................    3

SUMMARY OF DEMUTUALIZATION PROPOSAL..................................................................    5

RISK FACTORS.........................................................................................   10
   Risks Related to Demutualization..................................................................   10
   Risks Related to Our Business.....................................................................   13
   Risks Related to Regulation and Litigation........................................................   16

DEMUTUALIZATION PROPOSAL.............................................................................   17
   Reasons for Demutualization.......................................................................   18
   Description of Demutualization Transaction........................................................   19
   Rights of Class B Common Stock....................................................................   21
   Differences in Ownership Rights...................................................................   24
   Required Regulatory Approvals.....................................................................   25
   Amendment or Termination..........................................................................   25
   Conditions to Effectiveness of the Demutualization Transactions...................................   26
   Effectiveness of the Demutualization Transactions.................................................   26
   Federal Income Tax Consequences...................................................................   26
   Required Vote; Record Date; Available Votes.......................................................   27
   Recommendation to Members.........................................................................   27

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS......................................   28

CAPITALIZATION.......................................................................................   32

DESCRIPTION OF CAPITAL STOCK OF NEW CME..............................................................   32
   Description of Class A Common Stock...............................................................   32
   Description of Class B Common Stock...............................................................   33
   Preferred Stock...................................................................................   34
   Transfer Restrictions.............................................................................   34
   Other Charter Provisions..........................................................................   35
   Transfer Agent....................................................................................   36

MANAGEMENT...........................................................................................   36
   Board of Directors................................................................................   36
   Director Compensation.............................................................................   41
   Committees of the Board of Directors..............................................................   42
   Executive Officers................................................................................   42
   Executive Compensation............................................................................   43
   Employee Benefit Plans............................................................................   44
   Employment-Related Agreements.....................................................................   46
   Beneficial Ownership of Management................................................................   48

BUSINESS.............................................................................................   49
   Products..........................................................................................   51
   Execution Facilities..............................................................................   55
   Clearing..........................................................................................   58
   Market Data.......................................................................................   60
   International Alliances...........................................................................   61
   Marketing Programs and Advertising................................................................   61
   Competition.......................................................................................   61
   Our Members.......................................................................................   62
   Other Business Relationships And Subsidiaries.....................................................   64
   Intellectual Property.............................................................................   64
   Employees.........................................................................................   64
   Facilities........................................................................................   64
   Legal Proceedings.................................................................................   64
   Regulation........................................................................................   65

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
    OF OPERATIONS....................................................................................   66
   Historical Overview...............................................................................   66
   Results of Operations.............................................................................   69
   Liquidity and Capital Resources...................................................................   72
   Accounting Standards..............................................................................   72

EXPERTS..............................................................................................   72

VALIDITY OF SECURITIES...............................................................................   73

Exhibits

                       [Graphic: CME logo appears here.]

                          CHICAGO MERCANTILE EXCHANGE

                          CHICAGO MERCANTILE EXCHANGE
                             30 SOUTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606


                                 INTRODUCTION

     We are providing this document to you as part of a solicitation by our Board of Directors of proxies to be used at a special membership meeting. The meeting will be held on _________, March ___, 2000 at ___ p.m., Central Standard Time, at 30 South Wacker Drive, Chicago, Illinois 60606. The purpose of the meeting is to consider and vote upon an agreement and plan of merger whereby our company, Chicago Mercantile Exchange ("Exchange"), would change its corporate structure from that of a member-owned Illinois not-for-profit corporation to a stockholder-owned Delaware for-profit corporation ("New CME"). We have referred to that change as a "demutualization" in this document.

     You will find a description of the proposed demutualization in the following pages. In the forepart, we have provided some answers to some of the questions we believe you may have regarding the proposal as well as a summary of the proposal. Additional information is provided in the body of this document, and we encourage you to read it before casting your vote.

Eligibility to Vote; Available Votes; Quorum Required for Meeting

     You are eligible to vote on the demutualization proposal only if you owned a membership at the close of business on _________________, 2000, the record date for the special meeting. On that date, we had 3,192 memberships, consisting of 625 CME memberships, 813 IMM memberships, 1,287 IOM memberships, and 467 GEM memberships (including currently outstanding GEM fractional membership interests that have not been combined into full GEM memberships). Under our rules, CME members will have six votes for each CME membership owned, IMM members will have two votes for each IMM membership owned, IOM members will have one vote for each IOM membership owned, GEM members will have one-sixth vote for each full GEM membership owned, and owners of GEM fractional membership interests will have one-sixtieth vote for each GEM fractional membership interest owned. The presence in person or by proxy of members holding a majority of the votes entitled to be cast on the demutualization proposal shall constitute a quorum for the consideration of the proposal at the meeting.

Manner of Voting; Required Vote

     You may vote on the proposal by attending, in person or by proxy, the special meeting and registering your vote. You may also complete the enclosed proxy to register your vote on the proposal. You may revoke your proxy at any time before it is voted at the meeting. You may revoke it in any of three ways:

     . By sending written notice to Ms. Nancy Wendt, Senior Director, CME Membership Department, 30 South Wacker Drive, Chicago Illinois 60606;

     .    By signing a later dated proxy; or

     .    By attending the meeting and voting in person.

     Attendance at the meeting will not automatically revoke your proxy. All membership interests represented by properly executed and unrevoked proxies received in the accompanying form in time for the meeting will be voted at the meeting or at any adjournment thereof.

     You may mark your proxy to vote for the demutualization proposal, to vote against the proposal or to abstain from voting on the matter. In the absence of specific direction, the membership interests represented by an executed proxy will be voted at the meeting FOR approval of the demutualization proposal. Proxies marked to abstain from voting on the proposal will have the legal effect of voting against approval of the proposal.

     The proposal will require the affirmative vote of at least two-thirds of the votes present and voted either in person or by proxy.

             YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE
                       FOR THE DEMUTUALIZATION PROPOSAL.


Methods of Solicitation of Proxies; Costs

     The cost of soliciting proxies will be borne by the Exchange. In addition to solicitation by mail, our directors, officers and employees may solicit proxies in person or by telephone.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-4 with respect to the common stock offered in this document. This document, which constitutes a part of the registration statement, does not contain all the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information with respect to New CME and its common stock, please see the registration statement and the exhibits and schedules that are part of the registration statement. You may read and copy this document and any subsequent documents we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

     Because of the offering, we will become subject to the information requirements of the Securities Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and information may be inspected and copied at the Public Reference Room referred to above. We intend to furnish holders of our common stock with annual reports that include annual consolidated financial statements audited by an independent certified public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

         QUESTIONS AND ANSWERS REGARDING THE DEMUTUALIZATION PROPOSAL

What is the demutualization proposal?

It is a proposal to convert the Exchange from an Illinois not-for-profit membership corporation to a Delaware for-profit stockholder corporation.

How will the demutualization be accomplished?

By merging the existing not-for-profit corporation into an intermediate Delaware nonstock corporation, and then merging that corporation into the final Delaware stock corporation. The two steps are required because Illinois law does not allow the direct merger of a not-for-profit corporation into a stock corporation. These steps are shown in a diagram on page 5.

What happens to my membership interest in the Exchange?

It will be converted into stock of the Delaware corporation. All members will receive shares of Class B common stock, which will be divided into series corresponding to the existing membership categories and embodying the trading privileges of those categories. For example, an IMM member would receive one share of Class B Common Stock, Series B-2, which would embody the IMM membership trading privileges. CME, IMM and IOM members will also receive shares of Class A common stock, which will contain the traditional features of common stock. These conversions are shown in a diagram on pages 5 to 6.

Will the shares I receive be listed on any exchange?

No.  However, the Board of New CME may choose to do so in the future.

Will there be any restrictions on the transfer of the shares that I receive?

Yes. Class B shares will be subject to the same transfer process as applies to your current membership interest. Class A shares will be subject to transfer restrictions, which will fall away over time. For the first six months, the shares may only be transferred with the associated Class B shares. Each three months thereafter, a portion of the shares (in 25% increments) will become transferable. After fifteen months, the shares would not be subject to the transfer restrictions.

Is there any market for shares of the Delaware corporation?

None presently exists. We expect a market for the Class B shares will exist that is similar to the existing market for membership interests. We expect that, over time, a market for Class A shares will develop. It is expected that the existing markets for CME, IMM, IOM and GEM membership interests, and for GEM fractional membership interests, will facilitate the development of new markets for each series of Class B shares. We will undertake educational and promotional efforts to communicate the value of Class A shares to holders of such shares and to potential investors.

Will there be any change in the existing ownership of the Exchange as a result of the demutualization?

No. Immediately following the mergers, only the members of the Exchange will own shares of the Delaware corporation.

What other changes can I expect?

As part of the demutualization, the Board's size and role is being changed. It will be reduced from 39 to 19 members over a transition period ending in December 2001. It is also expected that the Board will be less actively involved in the day-to-day operations of the Exchange, and that management will assume greater responsibility for such operations.

There are also differences that will result from the fact that we will become a stockholder-owned corporation as opposed to a membership-owned not-for-profit corporation. These differences are described below in this document.

Why are we doing this?

Your Board believes that the change in our structure resulting from demutualization will accomplish the following objectives:

 .  Improve our governance and managerial structure to facilitate more accelerated decision-making
 . Change our financial decision-making model to emphasize stockholder value . Create a catalyst for pursuing new business strategies

 .  Unlock members' equity values by allowing them to sell a portion of their interest in the Exchange, should they so desire
 .  Provide a signal and currency for working with strategic partners

What am I being asked to vote on?

The first step of the demutualization transaction-the agreement and plan of merger whereby the Exchange will be merged into an intermediate nonstock corporation. The second step, whereby the nonstock corporation will be merged into the final for-profit stock corporation and complete the demutualization, will follow as a result of the approval of the first step.

What vote is required to approve the demutualization?

The affirmative vote of at least two-thirds of the votes present and voted, either in person or by proxy, is required to approve the demutualization transaction. Under our rules, members will have weighted voting on the proposal: CME members will have six votes for each membership owned, IMM members will have two votes for each membership owned, IOM members will have one vote for each membership owned, and GEM members will have one-sixth vote for each full membership owned and one-sixtieth vote for each GEM fractional membership interest owned.

If approved, what conditions are there to the completion of the demutualization?

 .  Receipt of a favorable ruling from the Internal Revenue Service confirming the federal income tax consequences of the demutualization to our members
 .  Purchase of the assets and business of P-M-T Limited Partnership by the
   Exchange for cash
 .  Approval of certain changes to our rules by the Commodity Futures Trading
   Commission.

If approved, when would the demutualization be completed?

Sometime during mid-2000, after the conditions have been satisfied.

Who can answer any further questions I may have?

                                                               , who can be
---------------------------------------------------------------
reached at (312) 930-    .
                     ----

                      SUMMARY OF DEMUTUALIZATION PROPOSAL

  You should read this summary together with this entire document, including the more detailed information in our financial statements and accompanying notes appearing elsewhere in this document.

Proposed Mergers

  We are proposing to convert the Chicago Mercantile Exchange from an Illinois not-for-profit membership corporation into a Delaware for-profit stockholder corporation. As a result, you would become a stockholder of New CME.

  The demutualization would be effected in a two-step process. First, our existing corporation would be merged into an intermediate Delaware nonstock membership corporation, which we have formed called "CME Transitory Co." Second, CME Transitory Co. would be merged into a Delaware stock corporation. These steps are depicted in the following chart.

  [Graphic: Three rectangular boxes aligned from left to right, with an arrow silhouette pointing from the first to the second box and pointing from the second to the third box. Inscribed in the first box is "Chicago Mercantile Exchange (Illinois not-for-profit corporation)", inscribed in the second is "CME Transitory Co. (Delaware nonstock corporation)", and inscribed in the third is "Chicago Mercantile Exchange Inc. (Delaware stock corporation)" The phrase "Membership Interests for Membership Interests" appears below the first arrow and the phrase "Membership Interests for series of Class B shares and, in the case of CME, IMM and IOM members, Class A shares" appears below the second arrow.]

  Immediately after the demutualization is completed, Exchange members will be the only stockholders of New CME.

Conversion of Membership Interests into Shares of Stock

  As a result of the demutualization, membership interests in the Exchange will be converted into shares of Class B common stock in the Delaware stock corporation and, in the cases of the CME, IMM and IOM membership interests, shares of Class A common stock. Class B shares will be issued in several series. Each series will contain the traditional features of common stock and also will confer the trading privileges associated with the membership interest that was converted into that series. Class A shares will represent traditional common stock. These conversions are illustrated below:

  [Graphic: Box appears here containing words "CME Membership Interest". To the immediate right of the box, two arrow silhouettes point from left to right each toward a rectangle whose length is approximately ten times its width. Inscribed in the top rectangle is "16,200 shares of Class A common stock" and in the bottom rectangle is "One share of Class B common stock, series B-1". The same flow chart is repeated immediately two more times. In the second chart, inscribed in the left box is "IMM Membership Interest", inscribed in the top right rectangle is "10,800 shares of Class A common stock" and inscribed in the bottom rectangle is "One share of Class B common stock, series B-2". In the third chart, inscribed in the left box is "IOM Membership Interest", inscribed in the top right rectangle is "5,400 shares of Class A common stock" and inscribed in the bottom rectangle is "One share of Class B common stock, series B-3". Immediately below the above-described flow charts, the chart is modified and repeated twice. Only one arrow silhouette points from the box on the left to a single rectangle whose length is ten times its width. In the first modified chart, inscribed in the box is "GEM Membership Interest" and inscribed in the rectangle is "One share of Class B common stock, series B-4". In the second modified chart, inscribed in the box is "GEM Fractional Membership Interest" and inscribed in the rectangle is "One share of Class B common stock, series B-5".]

Description of Shares of Class B Common Stock to be Received

  Shares of Class B common stock will be issued in four series corresponding to the existing membership divisions of the Exchange, with a fifth series for the GEM fractional membership interests that are outstanding. Shares of series B-1, B-2, B-3, B-4 and B-5 will confer the trading rights of the associated membership divisions and voting rights with respect to proposed changes in those rights. Specifically, holders of such shares will have the right to approve, pursuant to a 6-2-1-1/6th-1/60th weighted vote, proposed changes to the following "core" rights before such changes may become effective:

     . current divisional product allocation rules applicable to each series of Class B shares;
     . current floor access rights and privileges, including commitments to maintain open outcry markets under specified circumstances;
     . the number of authorized and issued shares of any series of Class B shares; and
     . eligibility requirements for an individual or entity to hold any shares of any series of Class B shares or to exercise the trading rights or privileges inherent in any series of Class B shares

     Following a transition period, holders of series B-1, B-2 and B-3 shares also will have the right, as separate series, to elect a total of six members to New CME's Board of Directors. Such holders and holders of series B-4 and B-5 shares will have the right to vote with the holders of the Class A shares in the election of the remaining thirteen members of New CME's Board of Directors.

     The fifth series (series B-5), relating to the GEM fractional membership interests, has a short life corresponding to the current requirement that such fractional membership interests must be combined into full membership interests on or before November 3, 2000. Such shares are convertible at the option of their holders into series B-4 shares, representing a full GEM membership interest, at the ratio of ten series B-5 shares for one series B-4 share. Any series B-5 shares not converted by their holders on or before November 3, 2000 would be mandatorily converted into Class A shares at the close of business on November 3, 2000.

Differences in Ownership Rights

     If the demutualization is completed, you will become a stockholder in a Delaware corporation as opposed to a member in an Illinois not-for-profit corporation. There are certain differences in your ownership rights that will result from this change in structure that you should consider.

     Some of these differences arise from differences between the corporate law applicable to Illinois not-for-profit corporations versus Delaware stock corporations. These differences include:

     . Stockholder vote required to approve charter amendments or major corporate transactions, such as a merger, a sale of all of the corporate assets, or a dissolution
          .    Illinois:  two-thirds of the votes present and voted
          .    Delaware:  a majority of the outstanding voting shares

     . Right of holders of a class or series of stock to approve changes to the charter that adversely affect their rights even though the charter does not expressly grant an approval right
          .    Illinois:  no such right
          .    Delaware:  right conferred by statute

     . Right of stockholders to dissent from a proposed merger or sale of all of the corporate assets and to seek a cash payment for the appraised value for their shares
          .    Illinois:  no such right
          .    Delaware:  procedure established by statute

     . Ability of stockholders to receive dividends from present or accumulated earnings if, and when, declared by the Board
          .    Illinois:  not allowed
          .    Delaware:  allowed

     . Ability, by charter provision, to limit the personal liability of directors for breaches of fiduciary duties to the corporation
          .    Illinois:  not allowed
          .    Delaware:  allowed

     Some of these differences arise from choices that we have made in drafting the charter and by-laws for New CME. These differences include:

     . We have reduced the size of the Board from 39 to 19 members (following a transition period ending in December 2001).

     . We have eliminated the referendum process whereby members could overturn Board approved rule changes. Instead, New CME's charter grants Class B stockholders the right to approve changes to "core" rights before such changes can become effective.

     . We have inserted into the charter several provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board. These provisions include:

          . A prohibition against stockholder action by nonunanimous written consent
          .  A restriction on who may call special meetings of stockholders
          .  An advance notice requirement for persons other than the Board who intend to present proposals for approval at stockholder meetings
          .  A restriction that directors may only be removed for cause by the holders of two-thirds of the voting power of the outstanding shares . Provisions that empower the Board to create certain rights to purchase securities, or to take certain actions, designed to encourage potential acquirers of the company to negotiate with the Board

     . We have changed the relative amounts payable to members in the event that New CME is liquidated and dissolved. We have chosen to distribute such amounts to stockholders on a Class A share equivalent basis. Under the existing provisions, such amounts would be distributed on the basis of the relative capital contributions made by the members.

Risk Factors

     There are certain risks associated with the proposed demutualization that you should consider. These and other risks are discussed under "RISK FACTORS" below. These risks include our ability to implement in a timely and successful manner changes to our organizational and managerial structure that are required in order to operate in a manner that will enhance stockholder value. Although the Exchange has a long history of operating a successful member-owned institution, changes will be required in the manner in which activities are evaluated and undertaken.

Conditions to Demutualization

     The completion of the demutualization is subject to:

     . Receipt of a favorable ruling from the Internal Revenue Service regarding the federal income tax consequences to our members and the Exchange of the contemplated transactions. The ruling request was filed December 30, 1999.
     . Completion of the cash purchase by the Exchange of the assets and business of P-M-T Limited Partnership, which requires the approval of the holders of two-thirds of the Class A partnership units of such partnership (excluding units held by the Exchange)
     . Approval by the Commodity Futures Trading Commission of certain changes to our rules to reflect the demutualization. These approvals will be sought after the special meeting of members.

Federal Income Tax Consequences

     We are seeking a ruling from the Internal Revenue Service to the effect that, for federal income tax purposes, you will not recognize any gain or loss strictly as a result of receiving Class A common stock and Class B common stock (or Class B common stock only for holders of GEM memberships or GEM fractional membership interests) in exchange for your membership interest. Assuming such nonrecognition treatment, the tax basis in your membership interest would carryover to the stock received in exchange. If you received both Class A common stock and Class B common stock, your membership basis would be allocated between the two classes in proportion to the relative fair market values of those shares at the time of the demutualization.

Vote Required; Available Votes

     The affirmative vote of at least two-thirds of the votes present and voted at the special meeting, either in person or by proxy, is required to approve the demutualization. Under our rules, members will have weighted voting on the proposal: CME members will have six votes for each membership owned, IMM members will have two votes for each membership owned, IOM members will have one vote for each membership owned, and GEM members will have one-sixth vote for each full membership owned and one-sixtieth vote for each GEM fractional membership interest owned. Directors and officers of the Exchange hold memberships entitling them to cast an aggregate of 143.63 votes on the proposal, representing 2.13 percent of the total membership votes that may be cast.

Board Recommendation

     Your Board unanimously recommends that you vote FOR the demutualization.

The Exchange

     Founded in 1898, the Exchange is one of the world's leading exchanges for the trading of futures and options on futures contracts. We operate traditional open outcry auction markets and an electronic trading system -- now known as GLOBEX //2//. We also match, clear, settle and guarantee all transactions executed on the Exchange through the CME Clearing House, and we engage in extensive regulatory, compliance, market surveillance and financial supervision activities designed to ensure market integrity and provide financial safeguards for users of our markets. Our offices are located at 30 South Wacker Drive, Chicago, Illinois 60606, and our telephone number is (312) 930-1000.

Selected Consolidated Financial Information

     Selected consolidated financial data is set forth below. The data for the nine months ended September 30, 1999 and 1998 are derived from the unaudited consolidated financial statements of the Exchange which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the information set forth therein. The data for the five years ended December 31, 1998 are derived from the audited consolidated financial statements of the Exchange. The results for the nine months ended September 30, 1999 are not necessarily indicative of future results. This data should be read in conjunction with the audited consolidated financial statements of the Exchange and notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included toward the end of this document.

                     Selected Consolidated Financial Data
                            (Amounts in thousands)

                                                                                                          As of or for the
                                                                                                            Nine Months
                                                              As of or for the                                 Ended
                                                           Year Ended December 31,                         September 30,
                                             ----------------------------------------------------        -------------------
                                                1994        1995       1996        1997       1998           1998       1999
                                                ----        ----       ----        ----       ----           ----       ----
Income Statement Data:
Total revenues                              $160,695    $164,459   $164,212    $177,226   $194,709       $158,529   $158,490
Operating expenses                           142,351     149,689    151,803     158,168    180,516        129,150    147,633
Other income (1)                              24,216           -     15,717           -          -              -          -
Limited partners' interest in earnings
   of P-M-T                                        -           -          -           -      2,849          1,957      1,201
Net income                                    24,160       8,631     15,068       8,667      7,029         16,453      5,794

Balance Sheet Data :
Total Assets                                 193,625     199,733    193,625     424,971    280,136                   386,166
Current assets                               114,523     113,492    160,286     346,320    192,273                   268,508
Current liabilities                           64,220      56,877     82,729     256,449     97,245                   193,586
Long-term obligations and limited
   partners' interest in P-M-T                 6,276       7,845      9,539       8,968     15,994                    20,575
Members' equity                              124,832     134,108    150,631     159,554    166,897                   172,005

Other Data:
Total trading volume (round turn trades)     205,330     181,806    177,042     200,742    226,619        170,470    156,132
GLOBEX volume                                  1,044       1,326      2,018       4,388      9,744          6,948     11,348
Open interest at period-end                    5,370       5,254      5,361       6,479      7,282          8,770      6,769

(1) Consists of a one-time gain in 1994 from the liquidation of a real estate limited partnership and the 1996 return of contributions and interest from the CME Trust.

                                 RISK FACTORS

     If the demutualization proposal is approved and the related transactions are effected, your existing membership interest will be converted into shares of New CME. Although New CME will succeed to our existing business, demutualization will change our business model from a membership-owned non-stock organization to an investor-owned stock corporation. We expect that this change in form will have a significant impact on us and on the risks of owning us. Whether or not we demutualize, our industry is rapidly evolving; competitive and regulatory factors may influence our ability to maintain or expand our current business. You should carefully consider the following risk factors, together with the other information in this document, before casting your vote or executing your proxy.

Risks Related to Demutualization

 . We have always operated as a not-for-profit enterprise and have no operating history as a for-profit enterprise.

     If the demutualization proposal is approved and the related transactions are completed, we will convert from our present not-for-profit membership structure to a for-profit corporation. We have no operating history as a for-profit corporation upon which to evaluate our ability to operate as a for-profit entity. For this reason, we will be subject to risks, expenses and difficulties associated with changing and implementing our business model that are not typically encountered by established for-profit companies.

 . Our Board's role and size will be changing significantly over the next two years, diminishing the number of directors elected by the Class B stockholders and potentially delaying the implementation of necessary changes.

     Our Board has been actively involved in the day-to-day functioning of our business. If the demutualization proposal is effectuated, our Board will become less involved in such day-to-day operations and the management of New CME will assume greater responsibility. Our Board will also be reduced from thirty-nine members to nineteen members in approximately two years. Following the two-stage reduction, only six out of nineteen directors will be elected solely by the Class B stockholders. The changing roles and the long transition period could produce delays in implementing changes in procedures and authority needed to operate a for-profit enterprise in an efficient and responsive manner.

 . Our governance and management structures will be reorganized and we will depend on new managers and staff, many of whom have not been tested running a for-profit exchange.

     Our future success depends, in significant part, on our new chief executive officer and on his ability to utilize new and existing management and staff in the context of a for-profit corporation. Our success also depends on their ability to successfully operate an exchange and, in particular, an exchange that is transitioning to a for-profit structure. We can provide no assurance that our CEO, other members of management, and our employees, will be successful. The new CEO may desire or need to recruit additional management or staff. We can provide no assurance that we can successfully recruit these persons.

 . Changes in our operating structure may impact the influence of members.

     We are currently served by a large number of member-dominated committees. Our professional staff provides support to these committees but members generally retain decision-making authority. This structure will change because of demutualization. Many of these committees will be eliminated or converted into advisory bodies. The membership of some committees may also change. Our professional staff will be given greater decision-making responsibilities. Management will generally make decisions designed to enhance stockholder value, which may lead to decisions or outcomes that differ from the decisions and outcomes that were made by our current Board and committees. These changes may make us less attractive to our current members and clearing members and encourage them to conduct their business at, or seek membership in, another exchange. A loss or material diminishment of member trading activity could negatively impact liquidity and trading volumes in our products. A loss or material reduction in the number of our clearing member firms and the capital they provide to guarantee their trades and the trades of their customers could diminish the strength and attractiveness of our Clearing House and our markets.

 . There has not been any prior public market for our shares.

     Prior to the effectiveness of the demutualization, there will be no holders of capital stock of New CME other than us. There is no current market for such capital stock. Further, because we are not offering any shares to outside investors, we have not undertaken the traditional marketing activities associated with bringing a company to the public markets. We do not expect to list our shares on an exchange in the near future. We do not know whether third parties will find our shares to be attractive or whether firms will be interested in making a market in our stock. Consequently, we cannot assure you that a trading market will develop or, if it develops, how strong it may be.

 . We can give no assurance that an orderly market in our common stock will develop.

     We have adopted transfer restrictions for the Class A shares, which will gradually expire over a fifteen-month period following the demutualization, designed to foster the development of an orderly market in our common stock. We cannot guarantee that these restrictions will achieve their intended purpose.

     If our stockholders sell a large number of Class A shares upon the expiration of some or all of the transfer restrictions, the market prices for our common stock could decline significantly. Additionally, the transfer restrictions that we have adopted will not restrict a sale to a single purchaser of Class A shares in conjunction with a simultaneous sale of the related Class B share, in part, to allow a clearing member firm to liquidate the full value of a member's interest in New CME if such member is in a deficit position. Any forced sales of Class A or Class B shares during the time in which an orderly market is being developed could negatively impact the market price for such shares.

 . The market prices for our shares may fluctuate widely and trade at prices below the recent price of the membership that the shares replace.

     The market price of Class A and Class B shares received by you in the demutualization transaction may fluctuate widely. Factors causing these fluctuations will include our perceived prospects, and the prospects of the financial industry and exchanges in general, differences between our actual financial and operating results and those expected by investors and analysts, and changes in analysts' recommendations or projections. In addition, changes in general economic or market conditions and broad market fluctuations may influence the market prices for our stock. As a result, Class A and Class B shares may trade at prices significantly below the price of the membership for which they were exchanged. The value of Class B shares is likely to be driven primarily by the perceived value, and the demand for, the related trading privileges.

 . The issuance of additional shares may dilute the market value of the shares we issue to you.

     New CME will have authorized but unissued Class A shares that may be issued at the discretion of New CME's Board. If we issue a large number of Class A shares in connection with future acquisitions or otherwise, which fail to increase our overall value, your equity could be diluted and the market price of your shares could decline significantly. The Board of New CME will consider the potential dilutive effects of any subsequent issuance of Class A shares in relation to the value generated or expected to be generated in connection with their issuance.

 . Decisions made by management or the Board of New CME, or changes in the business or operations of New CME, may negatively impact Class B stockholders or affect Class A stockholders and Class B stockholders differently.

     The conversion to a stockholder owned for-profit corporation will require management to make decisions and take actions designed to maximize profits and stockholder value. Such decisions or actions may negatively impact Class B stockholders or affect Class A stockholders and Class B stockholders differently. While holders of Class B shares will have certain protections with respect to "core" rights that may limit the decision-making authority of management and the Board, the management of New CME will acquire substantial decision-making responsibility. It is possible that decisions or changes which benefit the value of Class A shares will negatively impact the value of Class B shares or, conversely, that decisions or changes which benefit the value of Class B shares will negatively impact the value of Class A shares.

 . Class B stockholders will have a right to approve changes to certain core rights and will be entitled to elect certain directors. The market price of the Class A shares may be adversely affected by the exercise of these rights.

     Class B stockholders will benefit from the preservation of certain "core" rights. Class B stockholders will have the ability to preserve their trading rights by means of special approval rights. Following a transition period, Class B stockholders owning series B-1, B-2 and B-3 shares will be entitled to elect six of nineteen directors, even though such Class B stockholders represent only approximately ten percent of the overall equity interest. Such directors will also participate in the nomination of additional directors and the election of a chairman. These protections could be used to block changes that management might want to make to enhance stockholder value, including the value of Class A shares.

 . Delaware law may protect decisions of the Board of New CME that have a different effect on Class A and Class B stockholders.

     Delaware law generally provides that a board of directors owes an equal duty to all stockholders, regardless of class or series and does not have separate or additional duties to either group of stockholders, subject to applicable provisions set forth in a company's charter. The governing documents of New CME will include provisions that establish and protect these core rights of Class B stockholders. With respect to decisions not involving such core rights, however, you may not be able to challenge decisions that have an adverse effect on the value of the Class A or B shares if our Board acts in a disinterested, informed manner with respect to these decisions, in good faith and in the belief that it is acting in the best interests of our stockholders.

 . Effects of anti-takeover provisions could enable the Board of Directors to prevent or delay a change of control of New CME.

     Some of the provisions of our certificate of incorporation, our by-laws and Delaware law could, together or separately:

     .  discourage potential acquisition proposals;
     . delay or prevent a change in control; and . limit the price that investors might be willing to pay in the future for shares of our common stock.

     Under these anti-takeover provisions, New CME's Board may issue up to 10,000,000 shares of preferred stock with rights and privileges that might be senior to issued common stock, without the consent of the holders of the common stock. New CME's certificate of incorporation and by-laws will provide, among other things, that our Board will be divided into two classes which will serve staggered two-year terms, that stockholders may not take actions by written consent and that special meetings of stockholders may only be called by our Chairman or a majority of our Board. As a result, these provisions could limit the price some investors might be willing to pay in the future for Class A and Class B shares.

       Our Board believes that these provisions will protect stockholders and ensure that stockholders receive fair compensation for their shares in the event of a hostile takeover attempt. Our Board believes that these provisions are widely adopted by other public companies.

 . We do not anticipate paying dividends in the foreseeable future.

     The payment and amount of dividends, if any, may affect the market value of our shares. We do not anticipate paying dividends on our shares in the foreseeable future.

Risks Related to Our Business

 . Our business may be adversely affected if maintaining pit-based and electronic trading systems results in higher costs or otherwise impairs efficiency.

     It may be expensive to continue operating two trading systems for the same product. Substantial expenses and delays may be caused by efforts to create trading links between the separate trading platforms. Any loss of efficiency or increase in time to market of new or improved products could be detrimental to our business plans in a highly competitive market.

 . Our business may be adversely affected if our trading volumes decline or if our customers do not utilize our products, markets or services.

     We have experienced fluctuations in our trading volumes. Such fluctuations may occur in the future and may impact our future operating results. Periods of low volatility could result in low trading volume and negatively impact our business, financial condition and operating results.

     The success of our business depends, in part, on our ability to maintain and expand our product offering and our customer base. Our success also depends on our ability to offer competitive prices and services in an increasingly price sensitive business. We cannot assure you that we will be able to continue to expand our product lines, or that we will be able to retain our current customers. We also cannot assure you that we will not lose customers to low-cost competitors with comparable or potentially superior products. If we fail to expand our product line or lose current customers, our ability to realize our financial objectives will be adversely affected.

 . Our existing and future revenues are highly dependent upon maintaining current volume levels in our Eurodollar and S&P 500(R) futures and options contracts, and in our foreign currency Exchange-for-Physicals ("EFP") market.

     Clearing fees account for approximately 70% of our total revenues. Approximately 37% of clearing fees are attributable to transactions in Eurodollar futures and options contracts, approximately 24% are attributable to transactions in S&P 500 futures and options contracts, and approximately 27% are attributable to foreign currency EFP transactions. Any significant decline in our trading volumes in these products or markets could negatively impact our business, financial condition and operating results.

 . Our revenues may be adversely impacted if the value of our market data declines or if we become subject to legislation or regulation limiting the prices that we can charge for our market data.

     We derive a significant percentage of our revenues from sales of market data. The increase in electronic trading and the availability of our market data over terminals that access our GLOBEX(R)//2// system may diminish the value of our market data and the prices that we can charge for our market data. We could also become subject to legislation or regulation limiting the prices that we can charge for our market data.

 . Our prospects are subject to risks, expenses and uncertainties encountered by companies in the new and rapidly evolving market with and for electronic transaction services.

     These risks include our failure or inability to:

     .  provide reliable and cost-effective services to our customers;
     . attract independent software vendors to write front-end software that effectively accesses our electronic trading and automated order-routing systems;
     . match prices or offer trade execution alternatives provided by competitors operating under more favorable regulations;
     . increase the number of devices (trading and order routing terminals) capable of sending orders to our floor and to our electronic trading system;

     . increase awareness of our brand or market positioning; and . respond to technological developments or service offerings by competitors.

     If we are not successful, our business or future financial condition or operating results could suffer.

 . Marketing and strategic alliances may not generate increased trading in our electronic marketplaces.

     We have entered into strategic alliances with exchanges and clearinghouses in order to increase client access to and use of our electronic platforms.
  The success of these relationships will depend, in part, on the amount of increased trading in our products generated by the members and customers of these partners. These arrangements may not generate the expected increased trading volume we are seeking. In addition, these alliances may constrain our resources and limit our ability to pursue other strategic and business initiatives.

 . Intense competition could adversely affect our market share and financial performance.

     The financial services industry is highly competitive. Many of our competitors and potential competitors are more established and have greater financial resources than we do. We expect that competition will intensify in the future. Many of our competitors also have greater marketing capabilities and technological and personnel resources. As a result, as compared to us, our competitors may:

     .  develop similar products that are preferred by our customers;
     . develop non-traditional alternative risk transfer products that compete with our products;
     .  price their products and services more competitively;
     . develop and expand their network infrastructures and service offerings more efficiently;
     . adapt more swiftly to new or emerging technologies and changes in client requirements;
     .  take greater advantage of acquisitions and other opportunities;
     .  more effectively market, promote and sell their products and services;
     . better leverage existing relationships with clients and strategic partners or exploit more recognized brand names to market and sell their services; and
     . exploit regulatory disparities between traditional regulated exchanges and alternative markets that benefit from a reduced regulatory burden and a lower-cost business model.

     Our current and prospective competitors are numerous and include securities exchanges, futures exchanges, market data and information vendors, electronic communications networks, crossing systems and similar entities, consortia of large customers and some of our clearing member firms, and interdealer brokerage firms. We may also face competition from computer software companies, and media and technology companies. The number of businesses providing Internet-related financial services is rapidly growing, and other companies have entered into or are forming joint ventures or consortia to provide services similar to those provided by us.

 . Adverse economic and political conditions may cause declines in the global financial markets and adversely affect our operating results.

     The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could materially adversely affect our business. These factors include:

     . economic and political conditions in the United States and elsewhere in the world;
     . concerns over inflation and wavering institutional/consumer confidence levels;
     . the availability of cash for investment by mutual funds and other wholesale and retail investors; and
     .  legislative and regulatory changes.

 . Computer and communications systems failures and capacity constraints could harm our reputation and our business.

     Our failure to monitor or maintain our computer systems and network services or, if necessary, to find a replacement for our technology in a timely and cost-effective manner, could have a material adverse effect on our reputation, business, financial condition and operating results.

     We rely and expect to continue to rely on third parties for various computer and communications systems, such as telephone companies, on-line service providers, data processors, clearance organizations and software and hardware vendors. Our systems or those of our third party providers may fail or operate slowly, causing one or more of the following:

     .  unanticipated disruptions in service to customers;
     .  slower response times;
     .  delays in trade execution;
     .  decreased customer satisfaction;
     . incomplete or inaccurate accounting, recording or processing of trades; . financial losses;
     .  security breaches;
     . litigation or other customer claims; and . regulatory sanctions.

     We cannot assure you that we will not experience system failures, outages or interruptions that negatively impact our business. Any failure that causes an interruption in service or decreases our responsiveness, including failures caused by customer error or misuse of our systems, could impair our reputation, damage our brand name and have a material adverse effect on our business, financial condition and operating results.

 . We may not effectively manage our growth.

     We expect to grow our business. This growth may place a significant strain on our management, personnel, systems and resources. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology workforce. We must also maintain close coordination among our technology, compliance, accounting, finance, marketing and sales organizations. We cannot assure you that we will manage our growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and operating results.

 . We may not be able to keep up with rapid technological changes.

     To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary software, network distribution systems and other technologies. The financial services and e-commerce industries are characterized by rapid technological change, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

     .  develop or license leading technologies useful in our business;
     .  enhance our existing services;
     . develop new services and technology that address the increasingly sophisticated and varied needs of our existing and prospective clients; and
     . respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or customer requirements, and a failure to respond could have a material adverse effect on our business, financial condition and operating results.

 . We cannot predict our future capital needs or our ability to secure additional financing.

     We anticipate, based on management's experience and current industry trends, that our existing cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months. However, we may need to raise additional funds to:

     .  support more rapid growth;
     .  develop new or enhanced services and products;
     .  respond to competitive pressures;
     . acquire or develop complementary technologies; and . respond to unanticipated requirements.

     We cannot assure you that we will be able to obtain additional financing on acceptable terms.

 . We could be adversely impacted by a clearing member default.

     We insure contract performance for all transactions in our products. Upon acceptance of a contract, we are substituted as the counter-party to each trade and we provide a financial guarantee of performance. Each of our clearing member firms, in turn, provides a financial guarantee to our Clearing House for all transactions executed by persons trading through that clearing member. Although we maintain significant financial resources and safeguards, we cannot assure you that we will not be adversely affected by a clearing member default. A clearing member default could severely and negatively impact our reputation, business, financial condition and operating results.

Risks Related to Regulation and Litigation

 . Regulatory changes may cause our members and customers to use other markets or competing products.

     The Commodity Futures Trading Commission ("CFTC") has substantially exempted from regulation certain types of derivative products used by certain market participants. In many instances, these products compete with our products and are used by the same market participants. Additional legislative and regulatory initiatives are being considered that could create new disparities in the regulatory treatment of our products and products offered by our competitors. Such changes, if adopted, may cause our members and customers to use other markets or competing products.

 . We may not be able to maintain our self regulatory responsibilities.

     Some financial services regulators have publicly stated their concerns about the ability of a financial exchange, organized as a for-profit corporation, to adequately discharge its self-regulatory responsibilities.
  Our regulatory programs and capabilities contribute significantly to our brand name and reputation. Although we believe that we will retain these responsibilities, we cannot assure you that we will not be required to modify or restructure our regulatory functions in order to address these concerns.

 . We face regulatory burdens and obstacles in securing permission from foreign regulatory and governmental authorities to allow foreign entities and individuals to access and trade on our GLOBEX//2// system from foreign locations.

     The placement of GLOBEX//2// terminals, and the provision of access to our GLOBEX//2// system from foreign locations, typically requires permission or authorization from foreign regulatory and governmental authorities. These permissions and authorizations can be difficult and/or time-consuming to acquire. We cannot assure you that we will be successful in expanding global access to our GLOBEX//2// markets. We have received permission to place GLOBEX//2// terminals in the U.K., Japan and various other major world financial centers.

 . We are subject to the risks of litigation.

     Many aspects of our business involve substantial risks of liability. Dissatisfied customers frequently make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We may become subject to these claims as the result of failures or malfunctions of systems and services provided by us. We could incur significant legal expenses defending claims, even those without merit. Although the Commodity Exchange Act ("CEA") and our CFTC-approved disclaimer and limitation of liability rules offer us some protections, an adverse resolution of any lawsuits or claims against us could have a material adverse effect on our reputation, business, financial condition and operating results.

     In addition, we may also become subject to legal proceedings and claims as a result of the demutualization transactions.

 . Any infringement by us on patent rights of others could result in litigation.

     Our competitors as well as other companies and individuals may obtain, and may be expected to obtain in the future, patents that concern products or services related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents containing claims that may pose a risk of infringement by our products and services. In general, if one or more of our products or services were to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the services from the holders of the patents or to redesign the products or services in such a way as to avoid infringing on the patent claims. If we were unable to obtain such licenses, we may not be able to redesign our products or services to avoid infringement, which could materially adversely affect our business, financial condition and operating results.

 . Employee or member misconduct could harm us and is difficult to detect.

     There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include concealing from us unauthorized or unsuccessful activities. In either case, this type of conduct could result in unknown and unmanaged risks or losses. Similarly, we run the risk that members and other persons who use our markets will engage in fraud or other misconduct, which could result in regulatory sanctions and serious reputational harm. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.


                           DEMUTUALIZATION PROPOSAL

  Your Board of Directors unanimously believes that it is in the best interests of the Exchange and its members to change its corporate structure from a member-owned not-for-profit corporation to a stockholder-owned for-profit corporation.

  This belief is founded on the results of a year-long process in which demutualization was examined. Last year, the Board adopted a five-point plan to improve the operation of the Exchange-including an element regarding demutualization. Since that time, the Strategic Planning Committee of the Board has studied the structure of possible transactions to effect the conversion to a for-profit corporation and considered a number of the issues posed by such a transaction. Based upon those studies and considerations, the Strategic Planning Committee developed and recommended to the Board a plan to effect the demutualization. This plan was then unanimously approved by the Board.

  It is intended that the demutualization transaction will not have any adverse federal income tax consequences to our members. We have applied for a ruling from the Internal Revenue Service to confirm such intentions, and the completion of the demutualization transaction is conditioned, among other conditions, upon the receipt of such ruling. No gain or loss will be recognized by the Exchange as a result of the demutualization.

Reasons for Demutualization

     The financial and risk management markets in which we operate are experiencing significant and rapid changes. These changes are largely due to advances in technology, a relaxation of regulatory barriers and resultant cost efficiencies. Computer and telecommunications systems today can efficiently and economically bring buyers and sellers together in ways that present new challenges to the traditional exchange model of centralized physical auction markets. The Internet and proprietary networks are changing investor behavior and revolutionizing how investors interface with financial markets. Other technological innovations are reducing the costs and barriers to entry for alternative exchange-type systems.

     The traditional exchange model is undergoing a significant transformation with the emergence of electronic trading technologies. Technological innovations and reduced regulatory burdens in the global financial markets have lowered barriers to entry, have created new competitors, and are encouraging traditional exchanges to modernize their operations. In order to achieve the necessary economies of scale and remain competitive in a low-price/high-volume environment, consolidation among exchanges and financial intermediaries is likely to continue. With respect to exchanges, large market users are expected to continue to seek more efficient trading, processing and clearing facilities. Although such institutions currently justify membership in multiple exchanges and clearing organizations, they are likely to concentrate their business activity in those exchanges and clearing organizations that offer standardized systems, a full spectrum of financial products that can be traded and cleared through a single entity, and low operating costs and capital efficiencies for member intermediaries.

     Notwithstanding these changes and increased competitive activity, the Board believes that the Exchange is well-positioned in today's marketplace to preserve and enhance our position. The Board also believes, however, that we will be better able to respond to such competition if we are reorganized as a commercially-operated enterprise with a true oversight board and a team of professional business managers. These managers will leverage the substantial existing assets and strengths of the Exchange into new business strategies designed to maximize stockholder returns.

     Objectives of Demutualization. We have identified five major objectives to be achieved by demutualization:

 . Improved Governance and Managerial Structure

     The traditional distinctions between our activities and the activities of our members and clearing members are becoming increasingly blurred. On the one hand, members and clearing members decide our affairs; while on the other hand, certain of them compete directly with us by developing off-exchange products and business and by joining alternative market initiatives. Our Board believes that demutualization will enable management to reduce the impact of such conflicts and to increase our enterprise value for the benefit of our equity owners.

     Increasingly, our competitors are for-profit companies operating with a singular purpose to maximize stockholder value. Our Board believes that demutualization will create a governance and management structure that is more agile and swift in its ability to respond to such competition. Management of the demutualized entity will be free to make decisions regarding listing contracts electronically if they will be more successful in that forum, changing clearing and transaction fees when appropriate, or expanding our existing product and service offerings.

 . Improved Financial Decision-Making Model

     Our Board believes that changing to a for-profit model will result in improved financial decision-making to enhance stockholder value. For example, management of the demutualized entity will judge investments and expenditures on, among other reasons, the basis of stockholder return. Commercial decision-making will diminish political member influences. Commercial pricing of services and a profit-making objective will ensure that resources are allocated to those business initiatives and ventures that enhance, or have the potential to enhance, stockholder value. Our ability to obtain financing at favorable rates will depend on whether lenders believe we are investing prudently.

 . Create a Catalyst for Pursuing New Business Strategies

     Continuing financial innovation and demand for new risk management and derivative products are fueling global growth in exchange-traded and over-the-counter ("OTC") products. To capitalize on this potential, we may need to attract outside investment, further expand our current technology platforms, and broaden our product and service offerings.

 . Unlock Members' Equity Values

     Our owners are a heterogeneous group with different economic interests. During the last several years, and prior to the recent increases in seat prices and lease rates, many of our retired owners experienced substantial declines in their seat values and, hence, income from leasing. These owners are generally less interested in member opportunity on the floor and more interested in maintaining their asset values and deriving income from their assets. In this sense, many of these owners already have begun to look more like traditional stockholders than exchange members. Demutualization will unlock the equity value in a membership and allow our management to provide stockholder returns to these members.

     Many of our members are interested in selling only a portion of their interest in the Exchange. Under the existing structure, these members have been unable to do so because they cannot sell less than an entire membership or seat. Demutualization will allow members to sell only a portion of their interest in the Exchange (i.e., all of their Class B shares or all or a portion of their Class A shares).

 . Provide a Signal and a Currency for Working with Strategic Partners

     Our Board believes that technology firms, as well as firms interested in acquiring an equity stake in us, will have a strong preference for working with a demutualized corporation, rather than a member-owned mutual organization. The Board believes that we will benefit from entering into strategic alliances with partners or investors who can provide technology and capital resources. Demutualization and conversion of memberships into shares will create a valuable currency for working with such partners, facilitating our ability to enter into such transactions in the future.

Description of Demutualization Transaction

     The proposed demutualization transaction will be effected through a two-step merger which is illustrated below:

     [Graphic: Three rectangular boxes aligned from left to right, with an arrow silhouette pointing from the first to the second box and pointing from the second to the third box. Inscribed in the first box is "Chicago Mercantile Exchange (Illinois not-for-profit corporation)", inscribed in the second is "CME Transitory Co. (Delaware nonstock corporation)", and inscribed in the third is "Chicago Mercantile Exchange Inc. (Delaware stock corporation)" The phrase "Membership Interests for Membership Interests" appears below the first arrow and the phrase "Membership Interests for series of Class B shares and, in the case of CME, IMM and IOM members, Class A shares" appears below the second arrow.]

     First Step: Illinois to Delaware. In the first step, the Exchange will merge with and into a recently formed, membership Delaware nonstock corporation for the purpose of reincorporating us in Delaware. No substantive change will occur in the members' current rights as a result of the merger, except for changes that result from being incorporated as a membership corporation in Delaware as opposed to Illinois. Under Illinois law, an Illinois not-for-profit corporation cannot merge directly into a for-profit corporation (but a merger with a Delaware not-for-profit corporation is permissible).

     This merger will be effected under an agreement and plan of merger between the Exchange and the nonstock corporation, which is named "CME Transitory Co." Under this merger agreement, each membership interest in the Exchange will be converted into an equivalent membership interest in CME Transitory Co. The completion of the merger is subject to several conditions, which are described below under "Conditions to Effectiveness."

     CME Transitory Co. was formed by the Exchange for the sole purpose of effecting the demutualization transaction. It has no present assets or any business operations, other than activities associated with preparing for the demutualization transaction. The Exchange is its sole present member, and that membership interest will be cancelled upon the effectiveness of the merger. Your Board of Directors has approved this first step merger. CME Transitory Co.'s Board of Directors and the Exchange, as its sole member, have also approved this merger.

     Second Step: Delaware Nonstock to Delaware Stock Corporation. In the second step, CME Transitory Co. will merge with and into a recently formed, for-profit Delaware stock corporation referred to in this document as "New CME." There will be changes in the rights of members as a result of this merger, which are described below under "Differences in Ownership Rights."

     This merger will be effected under an agreement and plan of merger between CME Transitory Co. and New CME. Under this merger agreement, the membership interests in CME Transitory Co. will be converted into shares of the capital stock of New CME as described in the following section. This merger is conditioned upon the completion of the first step merger of our existing corporation into CME Transitory Co.

     New CME was formed by the Exchange solely for the purpose of effecting the demutualization transaction. It has no present assets or any business operations, other than activities associated with preparing for the demutualization transaction. CME Transitory Co. is its sole present stockholder, and that stock interest will be cancelled upon the effectiveness of the merger. CME Transitory Co.'s Board of Directors and the Exchange, as its sole member, have approved this second step merger. New CME's Board of Directors and CME Transitory Co., as its sole stockholder, have also approved this merger.

     Conversion of Membership Interests into Shares. As a result of the consummation of the mergers described above, membership interests in the Exchange will be converted into shares of the capital stock of New CME. Specifically, membership interests in the Exchange will be converted into shares of Class B common stock and, in the cases of the CME, IMM and IOM members, shares of Class A common stock.

                                    Number of Shares to Be Received
Membership Division        Class A Shares               Class B Shares
-------------------        --------------               --------------
CME                        16,200                     One share, series B-1
IMM                        10,800                     One share, series B-2
IOM                         5,400                     One share, series B-3
GEM                                                   One share, series B-4
GEM Fractions                                         One share, series B-5


The Class B shares will include traditional equity rights as well as the trading privileges associated with the membership interest that was exchanged for the shares, whereas the Class A shares will represent solely equity rights.

     A description of the rights of the various series of Class B common stock is set forth below under "Rights of Class B Common Stock" and under "Description of Capital Stock of New CME." Holders of each series of Class B common stock will have special voting rights in the election of New CME's Board of Directors and certain "core rights" (as described below). For purposes of certain other voting, dividend and dissolution rights, shares of each series of Class B common stock are treated as representing a specified equivalent number of shares of Class A common stock. The following tables illustrate the relative equity (other than in respect of voting rights for the Board of Directors and certain "core rights") that would be received by an Exchange member in respect of each membership division as of the effectiveness of the mergers:

                      Distribution to Individual Members

                                                                                               Total Equity
                                                                                          per Membership (expressed
                                                            Equivalent Class A Shares          in equivalent
Membership Division   Class A Shares    Class B Series    Represented by Class B Shares      Class A shares)
-----------------------------------------------------------------------------------------------------------------------------
CME                       16,200              B-1                     1,800                        18,000
IMM                       10,800              B-2                     1,200                        12,000
IOM                        5,400              B-3                       600                         6,000
GEM                                           B-4                       100                           100
GEM Fractions                                 B-5                        10                            10


             Distribution of Relative Equity by Membership Division

                                                                       Equivalent           Total Equity      Percentage
                                                                     Class A Shares        (expressed in      of Equity
                         Number of         Class A      Class B   Represented by Class    equivalent Class   Distributed to
Membership Division     Memberships        Shares       Series          B Shares             A shares)        Members
------------------------------------------------------------------------------------------------------------------------------
CME                         625            10,125,000     B-1            1,125,000          11,250,000              39.1%
IMM                         813             8,780,400     B-2              975,600           9,756,000              33.9%
IOM                       1,287             6,949,800     B-3              772,200           7,722,000              26.8%
GEM*                        253                           B-4               25,300              25,300               0.2%
GEM Fractions*            2,140                           B-5               21,400              21,400
                  -------------       ---------------          -------------------    ----------------    ---------------
Total                     5,118            25,855,200                    2,919,500          28,774,700               100%
                   ============       ===============           ==================     ===============     ==============

* Based on full and fractional GEM memberships as of December 31, 1999.


Rights of Class B Common Stock

     Voting. Shares of each series of Class B common stock carry traditional equity rights and also confer the trading rights of the associated membership division. Holders of shares of each series of Class B common stock will have certain special voting rights, consisting of the right (of B-1, B-2 and B-3 stockholders) to elect certain members of the Board of Directors of New CME and the right to approve certain actions proposed by the Board of Directors that would affect "core rights." Holders of such shares will also have the right to vote with holders of Class A shares on the election of the remaining members of the Board of Directors of New CME, as well as on other matters for which a vote of stockholders is required. In such voting, Class B shares are deemed the equivalent of a specified number of Class A shares, and the Class B stockholders are entitled to cast a number of votes equal to such equivalent number. These concepts are illustrated in the following table and explained below and under "Description of Capital Stock of New CME:"


             Maximum                                               Number of Votes        Equivalent Class A
             Number of       Trading     Number of Directors      Per Share on "Core    Shares Represented by
  Series      Shares        Privileges   Each Series Can Elect          Rights"            Class B Shares
-----------------------------------------------------------------------------------------------------------------------------
B-1            625              CME                3                      6                  1,800
B-2            813              IMM                2                      2                  1,200
B-3          1,287              IOM                1                      1                    600
B-4            467              GEM                0                    1/6                    100
B-5          2,140         GEM Fractions           0                   1/60                     10

     Election of Directors. Initially, New CME's Board will consist of the members of our Board at the time of the completion of the demutualization. The Board will then be reduced from its present size of thirty-nine members to nineteen over a transition period as these members" terms expire. At the December 2000 annual meeting, the terms of eighteen of the directors will expire. At that time, nine individuals would be elected in the manner described below to the Board of New CME for a term of two years. At the December 2001 annual meeting, the terms of the remaining twenty-one directors will expire. At that time, ten individuals would be elected in the manner described below to the Board of New CME.

     Following the phased reduction of the size of New CME's Board, holders of Class A and Class B shares, voting together on a Class A share equivalent basis, will have the right to elect thirteen directors. In addition, holders of Class B shares will have the right to elect six directors, as follows: the series B-1 stockholders will have the right to elect three directors, the series B-2 stockholders will have the right to elect two directors and the series B-3 stockholders will have the right to elect one director. All Board members will serve for two-year terms, which will be staggered so that approximately one-half of the Board members are elected each year.

     A nominating committee, composed of members of New CME's Board, will nominate the slate of candidates for the thirteen directors to be elected by the holders of the Class A and Class B shares, voting together. This committee will be responsible for assessing the qualifications of candidates as well as ensuring that regulatory requirements with respect to the composition of New CME's Board are met. Candidates nominated by this committee could include New CME's President and CEO, other executive staff members, representatives from the futures commission merchants community, and public directors from outside the industry as required by regulations of the CFTC.

     Consistent with our past practices, each of the series B-1, B-2 and B-3 holders will have the right to elect members of a nominating committee for their respective series, which would be responsible for nominating candidates for election by such series. Each committee for a particular series will be responsible for assessing the qualifications of candidates to serve as directors to be elected by that series. In accordance with our current practice, New CME's charter requires that director-candidates for election by a series of Class B shares own, or be recognized under its rules as a permitted transferee (other than temporary lease-type transfers) of, at least one share of that series. For purposes of the elections to be held in December 2000, the members of the series B-1, B-2 and B-3 nominating committees will be the members of the present corresponding CME, IMM and IOM nominating committees.

     The size of the Board will be reduced at the December 2000 and 2001 annual meetings. The manner and number of directors to be elected at these meetings is illustrated in the following table:

                                                                      Number of Directors to be Elected
                                                                     December 2000          December 2001
Directors Nominated By              Directors Elected By             Annual Meeting         Annual Meeting
----------------------------------------------------------------------------------------------------------
Board Nominating Committee          Holders of Class A and Class B           6                     7
                                    shares, voting together
series B-1 nominating committee     Holders of series B-1 shares             1                     2
series B-2 nominating committee     Holders of series B-2 shares             1                     1
series B-3 nominating committee     Holders of series B-3 shares             1
Total                                                                        9                    10


     Trading Privileges. A Class B stockholder will also have the trading privileges currently encompassed in the Exchange membership interest associated with the share as long as the holder owns the share. New CME's governing documents will provide as follows:

     . Floor Access. A holder of a series of Class B shares who meets New CME's membership and eligibility criteria will be entitled to appear upon the floor of New CME and to act as a floor broker and/or trader for the contracts assigned to that series. The current product allocation rules applicable to a particular membership division will be associated with the corresponding series of Class B shares (as shown in the table at the beginning of the prior section).

     . Electronic Trading Rights. A holder of a series of Class B shares who meets New CME"s membership and eligibility criteria will have the right to trade electronically through the GLOBEX\\2\\ system. Such right is restricted, when accessing GLOBEX\\2\\ terminals from the trading floors, to trading only contracts assigned to that series. Otherwise, the holder may trade any product listed on the GLOBEX2 system.

     . Use and Leasing of Trading Privileges. The trading privileges associated with a Class B share may be used by the owner of the Class B share or may be leased out to another person who satisfies the membership and eligibility requirements imposed by New CME. Such requirements are expected to be substantially the same as the requirements set forth in our current rules.

     . Clearing fees. New CME will continue to differentiate fees on cleared trades based on the trader for whom the trades are being cleared. In recognition of the importance of the liquidity provided by holders of Class B shares, New CME will continue to charge a lower clearing fee on Exchange products for trades made for their own accounts by a holder of a Class B share or by a lessee of the trading privileges of a Class B share. New CME will not charge a higher clearing fee for any trade executed in the open outcry environment than the execution of the same trade in another trading environment. New CME's management may lower clearing fees or provide other incentives with respect to trades of other persons, including persons considered to be especially important as providers of market liquidity.

     . Clearing Memberships. The right to be a clearing member will require an ownership interest in New CME equivalent to the requirements under our current rules.

     . Commitment to Maintain Floor Trading. As long as an open outcry market is "liquid," New CME will be obligated to maintain a facility for conducting business, for the dissemination of price information, and for clearing and delivery, and to provide reasonable financial support (consistent with 1999 budget levels) for technology, marketing and research for open outcry markets. An open outcry market will be deemed liquid for these purposes if it meets any of the following tests on a quarterly basis:

        . if a comparable exchange-traded product exists, the New CME open outcry market has maintained at least 30 percent of the average daily volume of such comparable product (including for calculation purposes, volume from Exchange-For-Physicals transactions in such open outcry market); or

        . if a comparable exchange-traded product exists and New CME"s product trades exclusively by open outcry, New CME's open outcry market has maintained at least 30 percent of the open interest of such comparable product; or

        . if no comparable exchange-traded product exists, New CME's open outcry market has maintained at least 40 percent of the average quarterly volume in that market in 1999 (including, for calculation purposes, volume from Exchange-For-Physicals transactions in such open outcry market); or

        . if no comparable exchange-traded product exists and New CME's product trades exclusively by open outcry, New CME's open outcry market has maintained at least 40 percent of the average open interest in that market in 1999.

        If a market is deemed illiquid, management of New CME will make commercial decisions consistent with the best interests of the stockholders.

   Special Voting Rights. Holders of Class B shares will also have the right to approve changes to certain "core rights." These rights consist of:

     . Current divisional product allocation rules applicable to each series of Class B shares;
     . Current floor access rights and privileges, including the commitments to maintain floor trading as long as an open outcry market is deemed "liquid" as described above;
     . Changes in the number of authorized and issued shares of any series of Class B shares (other than the issuance of series B-4 shares upon the conversion of series B-5 shares); and
     . Eligibility requirements for an individual or entity to hold any shares of any series of Class B shares or to exercise the trading rights or privileges inherent in any series of Class B shares.

     A vote on any proposal to alter such core rights would be weighted by series, with series B-1 (CME) holders having six votes per share, series B-2
(IMM) holders having two votes per share, series B-3 (IOM) holders having one vote per share, series B-4 (GEM) holders having one-sixth vote per share, and, on or before November 3, 2000, series B-5 (GEM fractions) holders having one-sixtieth vote per share.

Differences in Ownership Rights

     The demutualization will cause certain changes in your ownership rights. Some of these differences arise from differences that exist between the corporate law governing Illinois not-for-profit corporations and Delaware stock corporations. The remainder of the differences result from changes that we have made in drafting the charter and by-laws for New CME.

     Changes arising from differences in the corporate law governing Illinois not-for-profit corporations versus Delaware stock corporations include the following:

     . Stockholder Approval Requirements for Charter Amendments and Major Corporate Transactions

        Illinois law requires the approval of two-thirds of the votes present and voting to authorize charter amendments or major corporate transactions, such as a merger; a sale of all of the corporate assets; or a dissolution. Delaware law generally requires the approval of a majority of the outstanding voting shares for such matters. The lower vote requirements means that it may be easier to undertake certain activities in New CME. In both cases, the required vote may be altered by charter provision. The Exchange's current charter does not alter the required vote, nor does the charter of New CME.

     . Class or Series Voting Right for Charter Amendments that Adversely Affect that Class' or Series' Rights

        Delaware law grants holders of classes or series of stock a statutory right to vote as a separate class or series on a proposed charter amendment if the amendment would adversely affect their rights. Such right exists regardless of whether the charter grants those holders the right to approve such changes. Illinois law does not provide a statutory right.

     . Right to Dissent from Major Corporate Transactions and Seek Appraised Value of Shares

        Delaware law grants stockholders the right in transactions involving mergers and the sale of all of the corporate assets, the right to dissent from the transaction and to receive a cash payment equal to the appraised value for their shares. Delaware law does recognize exceptions from this right where a public market exists for the shares. Illinois law does not grant members the right to dissent in mergers or sales of all of the corporate assets.

     . Ability to Receive Dividends If, and When, Declared by the Board of Directors

        Stockholders in Delaware corporations may receive dividend distributions based on current or accumulated earnings. Members in an Illinois not-for-profit corporation may not receive dividends based on earnings. Notwithstanding the foregoing, New CME has no present intention of paying dividends.

     . Ability to Limit the Personal Liability of Directors for Breaches of Fiduciary Duty

        Delaware law, unlike Illinois law, permits corporations to include a provision in their certificates of incorporation limiting or eliminating the personal liability of directors under certain circumstances. New CME has included such a provision.

     Other changes arise from choices we have made in drafting the charter and by-laws for New CME. These changes include:

     .  Reduction in the Size of the Board

        The size of the Board will be reduced from 39 members to 19 by December 2001.

     .  Elimination of Referendum Process

        The referendum process, whereby members have the right to overturn a Board action with respect to rule changes, will not be adopted by New CME. Instead, holders of Class B shares will have the right to approve changes to certain "core" rights before such changes become effective. These core rights and the voting process are described above.

     .  Insertion of Anti-takeover Provisions

        New CME's charter and by-laws will contain certain provisions which could have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors. These provisions include:

           . A prohibition against stockholder action by nonunanimous written consent
           .  A restriction on who may call special meetings of stockholders
           .  An advance notice requirement for persons other than the Board who intend to present proposals for approval at stockholder meetings
           .  A restriction that directors may only be removed for cause by the holders of two-thirds of the voting power of the outstanding shares
           . Provisions which empower the Board to create certain rights to purchase securities, or to take certain actions, designed to encourage potential acquirers of the company to negotiate with the Board

        Additional information regarding these provisions is provided under "Description of Capital Stock of New CME."

     .  Change in Liquidation Rights

        Liquidation rights in New CME will be determined on a Class A share equivalent basis. Liquidation rights in the Exchange are presently based on what the respective membership divisions paid-in originally for their membership interests.

Required Regulatory Approvals

     Many of the terms of the demutualization transaction relating to Board composition and elections, membership privileges and voting rights, and trading rights and access, will either require new rules or amendments to existing rules, or will be required to comply with certain provisions of the Commodity Exchange Act and/or the regulations issued by the CFTC. We intend to make any necessary submissions to the CFTC following the approval of the demutualization proposal by the membership.

Amendment or Termination

     Our Board of Directors may amend any of the terms of the first step merger agreement at any time before or after its approval by our members, but not after the time that the merger of the Exchange into CME Transitory Co. has been effected. No such amendment may, in the sole judgment of the Board of Directors, materially and adversely affect the rights of our members. The second step merger agreement may be similarly amended.

     The merger agreements may be terminated, and the demutualization transaction abandoned, at any time before or after our members have approved the demutualization transaction, by action of our Board of Directors if it determines that consummation of the transactions provided for in the merger agreements would, for any reason, be inadvisable or not in the best interests of the Exchange or its members. However, the Board may not terminate the second step merger agreement between CME Transitory Co. and New CME unless the first step merger agreement between the Exchange and CME Transitory Co. is also terminated.

Conditions to Effectiveness of the Demutualization Transactions

     Consummation of the first step merger of our existing corporation into CME Transitory Co. is subject to the following conditions:

     .  Approval of the demutualization transaction by our members

        The first step merger must be approved by our members by the affirmative vote of at least two-thirds of the votes present and voted, either in person or by proxy.

     . The Class A partners in P-M-T Limited Partnership shall have approved the sale of all of the assets and business of that partnership to New CME

        An offer by New CME to purchase all of the assets and business of P-M-T Limited Partnership for cash shall have been approved by the holders of two-thirds of the outstanding P-M-T Class A partnership units (excluding units held by the Exchange). The purchase will be consummated concurrently with the consummation of the demutualization transaction.

     .  Receipt of a favorable ruling from the Internal Revenue Service

        We have asked the Internal Revenue Service to confirm that our proposed demutualization transaction will not cause our members to recognize a gain or loss upon the conversion of their membership interests into Class A and Class B shares. We do not expect to receive that ruling until several months after the special meeting.

     .  Receipt of regulatory approvals

        We will need to receive the approval of the CFTC to rule changes that we need to make to recognize the change in our structure that will occur as a part of the demutualization.

Effectiveness of the Demutualization Transactions

     After the conditions described above have been satisfied, we will cause the necessary documents to be filed with the Secretaries of State of Illinois and Delaware in order to effect the first step merger of the Exchange into CME Transitory Co., whereupon it will become effective. Promptly following such effectiveness, we will cause the necessary documents to be filed with the Delaware Secretary of State in order to cause the merger of CME Transitory Co. into New CME. Upon the effectiveness of that filing, the demutualization will have been effected and members will become stockholders of New CME.

Federal Income Tax Consequences

     One of the conditions to the closing of the demutualization transaction is our receipt of a private letter ruling from the Internal Revenue Service generally to the effect that, for federal income tax purposes, no gain or loss will be recognized by a member on the exchange of his or her membership interest in the Exchange for Class A common stock and Class B common stock or for Class B common stock only. Assuming such nonrecognition treatment, the members would have the following additional federal income tax consequences:

     . The aggregate basis of the shares of New CME received by a member in exchange for a membership interest will equal the basis of the membership interest. In the case of a member who receives both Class A common stock and Class B common stock, such basis will be allocated in proportion to the fair market value of each on the date of the mergers.

     . The holding period of the Class A common stock and Class B common stock received by a member in exchange for a membership interest will include the period for which the membership interest has been held, provided that such membership interest is held as a capital asset on the date of the exchange.

     No gain or loss will be recognized by the Exchange as a result of the transfer of its assets to New CME and the assumption by New CME of the liabilities of the Exchange.

     We filed a request for the foregoing ruling with the Internal Revenue Service on December 30, 1999. Because of the novelty of the demutualization transactions, it is unclear at this time whether the Internal Revenue Service will issue a favorable ruling or, if the Internal Revenue Service is willing to issue such a ruling, when the ruling will be received. Any such ruling would generally be binding on the Internal Revenue Service. Although an Internal Revenue Service ruling can be revoked or modified retroactively under certain extraordinary circumstances, we are not aware of any such circumstances that would cause the Internal Revenue Service to revoke or modify any such ruling with respect to the demutualization transactions.

     Because of the complexity of the tax laws, and because the tax consequences of the demutualization to you may be affected by matters not discussed herein, you are urged to consult your own tax advisor with respect to your own particular circumstances and with respect to the specific tax consequences of the demutualization to you, including the applicability and effect of state, local and foreign tax laws and any proposed changes in applicable tax laws.

Required Vote; Record Date; Available Votes

     The affirmative vote of at least two-thirds majority of the votes present and voted, either in person or by proxy, is required to approve the demutualization proposal. Only persons who were record owners of membership interests on ________, 2000, may vote at the special meeting. Under our rules, members will have weighted voting on the proposal: CME members will have six votes for each membership owned, IMM members will have two votes for each membership owned, IOM members will have one vote for each membership owned, and GEM members will have one-sixth vote for each full membership owned and one-sixtieth vote for each GEM fractional membership interest owned.

     How to Vote. You may vote for, against or abstain on the demutualization proposal, although an abstention has the legal effect of voting against the proposal. You may vote by casting your vote either in person at the meeting or by using the enclosed proxy. To vote in person, you or your authorized proxy must appear at the meeting. To vote using the enclosed proxy, your proxy should indicate your vote on the demutualization proposal by checking FOR, AGAINST or ABSTAIN. A proxy received without an indication of the manner in which it is to be voted will be voted FOR approval of the demutualization proposal. A ballot which has more than one box marked will not be valid and will not be regarded as a vote cast. You must sign and date your proxy, and return it in the postage-paid envelope enclosed with this mailing. You can also mail or deliver your completed proxy to Ms. Nancy Wendt, Senior Director, CME Membership Department, 30 South Wacker Drive, Chicago, Illinois 60606. Your proxy must be received prior to the start of the meeting in order to be counted.

     To obtain a replacement ballot, please call Ms. Nancy Wendt, Senior Director, CME Membership Department, at (312) 930-3488, between the hours of 7:00 a.m. and 5:00 p.m., Central Standard Time.

Recommendation to Members

                THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
                       FOR THE DEMUTUALIZATION PROPOSAL

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed consolidated financial statements give effect to (i) the proposed acquisition of the limited partners' interest in P-M-T Limited Partnership and (ii) the issuance of 25,855,200 shares of Class A common stock and 5,118 shares of Class B common stock in connection with the proposed demutualization and conversion of membership interests as described elsewhere in this document as if they had occurred as of September 30, 1999, for purposes of the unaudited pro forma consolidated balance sheet, and as of the beginning of the respective periods for purposes of the unaudited pro forma consolidated statements of income for the nine months ended September 30, 1999 and the year ended December 31, 1998.

     The unaudited pro forma information reflects the acquisition of the limited partners interest in P-M-T Limited Partnership through a cash payment equal to the carrying value of the limited partners' interest, which amounted to $2,092,000 at September 30, 1999. This will be effected through the purchase of the assets and business of P-M-T Limited Partnership at fair market value on the date of the transaction. Because the purchase price approximates market value, there will be no goodwill or other purchase accounting adjustments resulting from this transaction. P-M-T Limited Partnership, for which the Exchange has acted as general partner since its inception, will be liquidated, with proceeds distributed to its partners, after the proposed transaction has been completed.

     The unaudited pro forma information also reflects the issuance of 25,855,200 Class A shares and 5,118 Class B shares in exchange for previously existing membership interests. No cash will be paid or received. The Class B shares are considered the equivalent of 2,919,500 Class A shares for purposes of calculating pro forma earnings per share.

     The unaudited pro forma condensed consolidated financial statements are based on available information and on assumptions management believes are reasonable and that reflect the effects of the transactions described above. Such unaudited pro forma condensed consolidated financial statements are provided for informational purposes only and should not be construed to be indicative of the Exchange's consolidated financial position or results of operations had these transactions been consummated on the dates assumed and do not in any way represent a projection or forecast of the Exchange's consolidated financial position or results of operations for any future date or period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Exchange, together with the related notes and report thereon, the unaudited consolidated financial statements of the Exchange included elsewhere in this document and with the information set forth under "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business."

                          CHICAGO MERCANTILE EXCHANGE
           Unaudited Pro Forma Condensed Consolidated Balance Sheet
                              September 30, 1999

                                                                                          Pro Forma After
                                                                                    --------------------------
                                                                                    Acquisition    Issuance of
                                                                                    of Interest    Class A and
                                                                      Historical      in P-M-T      B Shares
                                                                      ----------    -----------    -----------
Assets                                                                        (dollars in thousands)
Current assets:
   Cash and cash equivalents                                           $   9,176      $   7,084      $   7,084
   Investments                                                            67,570         67,570         67,570
   Accounts receivable and prepaid expenses                               27,061         27,061         27,061
   Cash performance bonds and security deposits                          164,701        164,701        164,701
                                                                      ----------    -----------    -----------
Total current assets                                                     268,508        266,416        266,416

Property, net of accumulated depreciation and amortization                89,700         89,700         89,700
Other assets                                                              27,958         27,958         27,958
                                                                      ----------    -----------    -----------

Total Assets                                                           $ 386,166      $ 384,074      $ 384,074
                                                                      ==========    ===========    ===========

Liabilities Equity
Current liabilities:
   Accounts payable and accrued expenses                               $  28,885      $  28,885      $  28,885
   Cash performance bonds and security deposits                          164,701        164,701        164,701
                                                                      ----------    -----------    -----------
Total current liabilities                                                193,586        193,586        193,586

Limited Partners' interest in P-M-T Limited Partnership                    2,092             --             --
Other liabilities                                                         18,483         18,483         18,483
                                                                      ----------    -----------    -----------

Total liabilities                                                        214,161        212,069        212,069

Members' and Stockholders' equity:
   Preferred stock, $.01 par value,
       10,000,000 shares authorized, none issued and outstanding                                           --
   Class A common stock, $.01 par value,
       100,000,000 shares authorized,
       25,855,200 shares issued and outstanding                                                            259
   Class B common stock, $.01 par value,
       5,332 shares authorized, 5,118 shares issued and
       outstanding                                                                                           1
   Additional paid-in capital                                                                           43,345
   Retained earnings                                                     128,552        128,552        128,552
   Proceeds from issuance of Memberships                                  43,605         43,605             --
   Accumulated unrealized losses on securities                              (152)          (152)          (152)
                                                                      ----------    -----------
   Total members' equity                                              $  172,005      $ 172,005             --
                                                                      ----------    -----------    -----------
   Total stockholders' equity                                                                       $  172,005
                                                                                                   -----------

Total Liabilities and Equity                                          $  386,166      $ 384,074     $  384,074
                                                                      ==========    ===========    ===========

          The accompanying introduction is an integral part of this Unaudited Pro Forma Condensed Consolidated Balance Sheet.

                          CHICAGO MERCANTILE EXCHANGE
             Unaudited Pro Forma Condensed Statement of Operations
                 For the Nine Months Ended September 30, 1999


                                                                                          Pro Forma After
                                                                                  ------------------------------
                                                                                  Acquisition        Issuance of
                                                                                  Of Interest        Class A and
                                                                   Historical       in P-M-T           B Shares
                                                                   ----------     -----------        -----------
                                                                  (amounts in thousands, except per share amount)
Revenues:
Clearing fees                                                       $ 106,584       $ 106,584          $ 106,584
Quotation data fees                                                    32,046          32,046             32,046
Communication fees                                                      6,226           6,226              6,226
Investment income                                                       6,542           6,509              6,509
Other operating revenue                                                 7,092           7,092              7,092
                                                                   ----------     -----------        -----------
Total revenues                                                        158,490         158,457            158,457
                                                                   ----------     -----------        -----------

Expenses:
Salaries and benefits                                                  59,237          59,237             59,237
Occupancy                                                              14,069          14,069             14,069
Professional fees, outside services and licenses                       22,533          22,533             22,533
Communications and computer equipment                                  19,593          19,593             19,593
Depreciation and amortization                                          18,030          18,030             18,030
Public relations and promotion                                          4,322           4,322              4,322
Other operating expense                                                 9,849           9,849              9,849
                                                                   ----------     -----------        -----------
Total expenses                                                        147,633         147,633            147,633
                                                                   ----------     -----------        -----------
Income before limited partners' interest in P-M-T and
   provision for income taxes                                          10,857          10,824             10,824

Limited partners' interest in earnings of P-M-T                        (1,201)             --                 --

Provision for income taxes                                             (3,862)         (4,330)            (4,330)
                                                                   ----------     -----------        -----------
Net income                                                          $   5,794       $   6,494          $   6,494
                                                                   ==========     ===========        ===========

Net income per share                                                                                   $    0.23
                                                                                                     ===========
Shares used in the calculation of net income per share                                                    28,775
                                                                                                     ===========

          The accompanying introduction is an integral part of this Unaudited Pro Forma Condensed Consolidated Statement of Operations.

                          CHICAGO MERCANTILE EXCHANGE
             Unaudited Pro Forma Condensed Statement of Operations
                     For the Year Ended December 31, 1998

                                                                                          Pro Forma After
                                                                                   ------------------------------
                                                                                   Acquisition        Issuance of
                                                                                   Of Interest        Class A and
                                                                   Historical        In P-M-T           B Shares
                                                                   ----------      -----------        -----------
                                                                  (amounts in thousands, except per share amount)
Revenues:
Clearing fees                                                       $ 124,575        $ 124,575          $ 124,575
Quotation data fees                                                    40,079           40,079             40,079
Communication fees                                                      8,128            8,128              8,128
Investment income                                                       9,610            9,610              9,610
Other operating revenue                                                12,317           12,317             12,317
                                                                   ----------      -----------        -----------
Total revenues                                                        194,709          194,709            194,709
                                                                   ----------      -----------        -----------

Expenses:
Salaries and benefits                                                  72,385           72,385             72,385
Occupancy                                                              19,702           19,702             19,702
Professional fees, outside services and licenses                       28,754           28,754             28,754
Communications and computer equipment                                  22,731           22,731             22,731
Depreciation and amortization                                          17,943           17,943             17,943
Public relations and promotion                                          9,586            9,586              9,586
Other operating expense                                                 9,415            9,415              9,415
                                                                   ----------      -----------        -----------
Total expenses                                                        180,516          180,516            180,516
                                                                   ----------      -----------        -----------
Income before limited partners' interest in P-M-T and
   Provision for income taxes                                          14,193           14,193             14,193

Limited partners' interest in earnings of P-M-T                        (2,849)              --                 --

Provision for income taxes                                             (4,315)          (5,455)            (5,455)
                                                                   ----------      -----------        -----------
Net income                                                          $   7,029        $   8,738          $   8,738
                                                                   ==========      ===========        ===========

Net income per share                                                                                    $    0.30
                                                                                                      ===========
Shares used in the calculation of net income per share                                                     28,775
                                                                                                      ===========

         The accompanying introduction is an integral part of this Unaudited Pro Forma Condensed Consolidated Statement of Operations.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Exchange as of September 30, 1999 (i) on an historical basis, (ii) on a pro forma basis giving effect to the proposed acquisition of the limited partners' interest in P-M-T, and (iii) on a pro forma basis as adjusted to give effect to the issuance by New CME of 25,855,200 Class A shares and 5,118 Class B shares in connection with the demutualization transactions. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto of the Exchange included elsewhere in this document and "Unaudited Consolidated Pro Forma Financial Data."

                                                                                   As of September 30, 1999
                                                                          -------------------------------------------
                                                                                              Pro         Pro Forma
                                                                            Actual           Forma       As adjusted
                                                                          ----------     -------------  -------------
                                                                                         (in thousands)
Limited Partners' interest in P-M-T                                       $    2,092      $        --    $       --
Capitalized lease obligations                                                  6,788            6,788         6,788
Other long-term debt                                                              --               --            --
                                                                           ---------      -----------    ----------
Total limited partners' interest and long-term debt                            8,880            6,788         6,788
                                                                           ---------      -----------    ----------
Equity:
    Preferred stock, $.01 par value,

      10,000,000 shares authorized, none issued and                                                              --
    outstanding

    Class A common stock, $.01 par value,

      100,000,000 shares authorized,

      25,855,200 shares issued and outstanding                                                                  259
    Class B common stock, $.01 par value,

      5,332 shares authorized and 5,118 shares issued and
      outstanding                                                                                                 1

    Additional paid-in capital                                                                               43,345

    Retained earnings                                                        128,552          128,552       128,552
    Proceeds from issuance of Memberships                                     43,605           43,605            --
    Accumulated unrealized losses on securities                                 (152)            (152)         (152)
                                                                           ---------      -----------
    Total members' equity                                                    172,005          172,005            --
                                                                                                         ----------
    Total stockholders' equity                                                                              172,005
                                                                                                         ----------
Total Capitalization                                                      $   180,885     $   178,793    $  178,793
                                                                          ===========     ===========    ==========

                    DESCRIPTION OF CAPITAL STOCK OF NEW CME

     The authorized capital stock of New CME will consist of 100,000,000 shares of Class A common stock, $.01 par value, 5,332 shares of Class B common stock, $.01 par value and 10,000,000 shares of preferred stock, $.01 par value. The shares of Class A common stock and Class B common stock issued in connection with the demutualization will be fully paid and non-assessable.

Description of Class A Common Stock

     Dividend Rights. Holders of Class A common stock are entitled to receive dividends, together with the holders of Class B common stock (who participate on a Class A share equivalent basis as described below), out of funds legally available therefor, at such times and in such amounts as New CME's Board of Directors may from time to time determine.

     Voting. Holders of Class A shares are entitled to one vote for each share held. Following a two-year phase-in period in which the size of New CME's Board of Directors will be reduced to nineteen, holders of Class A common stock will be entitled to vote, together with the holders of Class B shares (who vote on a Class A share equivalent basis as described below), in the election of thirteen members of New CME's Board of Directors. Holders of such shares do not have the right to cumulate votes in the election of directors. Holders of such shares also have the right to vote, together with the holders of Class B shares (who vote on a Class A share equivalent basis as described below), on all matters not reserved to the holders of Class B shares for which a vote of the common stockholders of New CME is required.

     No Conversion, Preemptive or Subscription Rights. Holders of Class A common stock have no conversion, preemptive or subscription rights.

     Liquidation Rights. Upon liquidation of New CME and subject to the rights of any outstanding series of preferred stock, holders of Class A shares are entitled to participate, together with the holders of Class B shares (who participate on a Class A share equivalent basis as described below), in the distribution of assets available for distribution to the common stockholders.

Description of Class B Common Stock

     The authorized shares of Class B common stock will be divided into five series. Each series has certain specified trading privileges, the right to vote (on a Class A share equivalent basis) with holders of shares of Class A shares in the election of thirteen of the members of the Board of Directors, and certain weighted voting rights in connection with matters described as "core rights" as discussed above under "Demutualization Proposal--Rights of Class B Common Stock." In addition, certain of the series have the right, as a series, to elect members of the Board of Directors.

     Dividend Rights. Holders of Class B common stock are entitled to participate with the holders of Class A common stock on a Class A equivalent share basis in the receipt out of funds legally available therefor of dividends at such times and in such amounts as New CME's Board of Directors may from time to time determine.

     Voting. Following a two-year phase-in period in which the size of New CME's Board of Directors will be reduced to nineteen, holders of Class B shares will be entitled to vote, together with the holders of Class A shares, on a Class A share equivalent basis, in the election of thirteen of the nineteen members of New CME's Board of Directors. Certain series of such Class B common stock also have the right to elect a total of six of the nineteen members of the Board of Directors. Holders of Class B shares do not have the right to cumulate votes in the election of directors. Holders of such shares also have the right to vote, together with the holders of the Class A shares, on a Class A share equivalent basis, on all matters not reserved to the holders of the Class B shares for which a vote of the common stockholders of New CME is required.

     Holders of Class B shares also have the right to approve changes to certain "core" rights. See "Demutualization Proposal--Rights of Class B Common Stock." A vote on any proposal to alter such core rights is weighted by series, with series B-1 (CME) holders having six votes per share, series B-2 (IMM) holders having two votes per share, series B-3 (IOM) holders having one vote per share, series B-4 (GEM) holders having one-sixth vote per share, and, on or before November 3, 2000, series B-5 (GEM fractions) holders having one-sixtieth vote per share.

     Class A Share Equivalents. For purposes of certain voting and participation in dividend and any liquidating distributions, shares of Class B common stock are treated as representing a specified number of shares of Class A common stock. Specifically, one share of series B-1, B-2, B-3, B-4 and B-5 represents 1,800, 1,200, 600, 100 and 10 equivalent Class A shares, respectively. Such equivalent share numbers are subject to upward adjustment in the event that New CME issues a stock dividend in respect of, or splits the number of, the outstanding Class A shares. An upward adjustment is also provided where New CME issues shares of Class A common stock (including option and rights for, and securities convertible into, shares of Class A common stock) at a price below their fair market value at the time of issuance or grant. No adjustment is provided in respect of certain issuances or grants, such as the issuance of shares of Class A common stock upon any conversion of the series B-5 shares, any dividend on the Class B shares payable in shares of Class A common stock, or shares issuable to employees, officers, directors or consultants to New CME.

     No Conversion, Preemptive or Subscription Rights. Holders of Class B common stock have no conversion, preemptive or subscription rights. Class B common stock is not convertible into Class A common stock except to the limited extent otherwise provided with respect to the series B-5 Class B common stock.

     Liquidation Rights. Upon liquidation of New CME and subject to the rights of any outstanding series of preferred stock, holders of Class B common stock are entitled to participate with the holders of the Class A common stock, on a Class A share equivalent basis, in the distribution of assets available for distribution to the common stockholders.

     Series Rights and Privileges. The Series B-1 shares will consist of 625 authorized shares and will entitle their holders to the trading privileges currently available to a CME member. Holders of such shares will have the right, as a series, to elect three members of New CME's Board of Directors.

     The Series B-2 shares will consist of 813 authorized shares and will entitle their holders to the trading privileges currently available to an IMM member. Holders of such shares will have the right, as a series, to elect two members of New CME's Board of Directors.

     The Series B-3 shares will consist of 1,287 authorized shares and will entitle their holders to the trading privileges currently available to an IOM member. Holders of such shares will have the right, as a series, to elect one member of New CME's Board of Directors.

     The Series B-4 shares will consist of 467 authorized shares and will entitle their holders to the trading privileges currently available to a GEM member.

     The Series B-5 shares will consist of 2,140 authorized shares and will entitle their holders to the trading privileges currently available to a holder of a GEM fraction. These shares are convertible at the option of their holder, at any time on or before November 3, 2000, into whole shares of Series B-4 stock at the ratio of ten shares of Series B-5 for one share of Series B-4 stock. These shares are also subject to mandatory conversion into shares of Class A common stock at the close of business on November 3, 2000, if not previously converted into whole shares of Series B-4 stock. In any such mandatory conversion, one Series B-5 share is converted into ten shares of Class A common stock.

Preferred Stock

     New CME will be authorized, subject to the limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The Board may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders of New CME. The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A shares and, to the extent that they are Class A share equivalents for voting and other purposes, Class B shares. We have no current plans to issue any shares of preferred stock.

Transfer Restrictions

     Shares of the Class B and Class A common stock will be subject to certain transfer restrictions for a period following the completion of the demutualization transaction. Class B shares will be subject to the same transfer process as applies to your current membership interest. Under that process, any adult of good moral character, reputation and business integrity, with adequate financial resources and credit to assume the responsibilities and privileges of membership, is eligible for election to membership in the Exchange. Our Membership Committee reviews applicants and conducts proceedings to determine whether candidates meet our membership criteria. Consistent with our present practice, a purchaser of Class B shares will be required to agree to be bound by the rules and regulations adopted by the Board with respect to such shares.

     Class A shares will be subject to transfer restrictions, which will fall away over time. For the first six months following completion of the demutualization transaction, such shares may only be transferred with the associated Class B shares. Each three months thereafter, a portion of such shares (in 25% increments) will become transferable. After fifteen months, such shares would not be subject to such transfer restrictions.

Other Charter Provisions

     New CME's charter and by-laws will, upon consummation of the demutualization transactions, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with New CME's Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include:

     Classified Board of Directors; Removal for Cause; Filling Vacancies. New CME's charter will provide for a Board of Directors divided into two classes, with one class to be elected each year to serve for a two-year term. The terms of the initial classes of directors will terminate on the date of the annual meetings of stockholders in 2000 and 2001. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of New CME's Board of Directors. Directors elected by Class A and Class B stockholders may be removed for cause only by the affirmative vote of the holders of not less than two-thirds of the outstanding votes entitled to vote in the election. Vacancies resulting from that removal or any other reason shall be filled by the Board of Directors. Directors elected by the Class B stockholders may be removed for cause only by the affirmative vote of the holders of two-thirds of the shares entitled to vote in the election of the director to be removed. Vacancies resulting from that removal or any other reason shall be filled by the Board of Directors from the candidates who ran in the previous election for such directorship and received the next highest number of votes for election. The classification of directors and the inability of stockholders to remove directors without cause and to fill vacancies on the Board of Directors will make it more difficult to change the composition of the Board of Directors, but will promote a continuity of existing management.

     Advance Notice Requirements. New CME's by-laws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of New CME prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of New CME not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

     Special Meetings of Stockholders. The charter and by-laws deny stockholders the right to call a special meeting of stockholders. The charter and by-laws provide that special meetings of the stockholders may be called only by the Chairman of the Board or by a majority of the Board of Directors.

     No Written Consent of Stockholders. The charter requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, and does not permit the stockholders to act by written consent, without a meeting.

     Amendment of By-Laws and Charter. The charter generally requires the approval of not less than two-thirds of the voting power of all outstanding shares of capital stock entitled to vote to amend any by-laws by stockholder action or the charter provisions described in this section. Provisions in the by-laws regarding the trading rights and privileges available to the Class B stockholders may only be amended with the approval of the Class B stockholders as described under "Demutualization Proposal--Rights of Class B Common Stock." Those provisions will make it more difficult to dilute the anti-takeover effects of our by-laws and our charter.

     Stockholder Rights Provisions. The charter authorizes the Board of Directors to create and issue rights entitling their holders to purchase shares of New CME's stock or other securities. Such rights might be used to affect the ability of a third party to initiate a transaction designed to takeover New CME. The Board is considering the adoption of a plan that would create such rights. Such plans typically provide for dividend distributions of rights to holders of common stock that is, or subsequently becomes, outstanding. The rights entitle their holders to purchase a specified fraction of a newly-issued share of a series of stock (typically preferred stock) at a specified exercise price. The rights become exercisable, and transferable apart from the common stock, upon the earlier to occur of (i) the date that a person or group (an "Acquiring Person") acquires beneficial ownership of at least a specified percentage (possibly 15%) of New CME's common stock or (ii) the commencement of, or announcement of an intent to begin, a tender offer or exchange offer for a similar specified percentage of New CME's common stock. If a person becomes an Acquiring Person and the rights are not redeemed, each right would entitle its holder to receive, upon payment of the exercise price, that number of shares of common stock of the issuing entity which have a market value typically equal to twice the exercise price. If the issuer of the rights is acquired by an Acquiring Person in a merger or other business combination, or fifty percent or more of its assets or earning power are transferred to a third party, each right would entitle its holder to receive, upon payment of the exercise price, common stock of the Acquiring Person or third party with a market value equal to twice the exercise price. The rights are typically redeemable by the issuing company at a nominal price at any time, but not after a certain limited period following the existence of an Acquiring Person. The potential economic dilution inherent in the rights is intended to cause potential acquirers to approach and negotiate with the Board so that, assuming a satisfactory transaction is negotiated, the rights will be redeemed. The rights would have an expiration date. The actual terms of any rights plan adopted by the Board may vary from the foregoing description and would be forwarded to stockholders following any plan adoption.

     To the extent that the adoption of a rights plan would make more difficult or discourage a proposed takeover of New CME, its adoption would increase the likelihood that the then incumbent directors and management of New CME would retain their positions. However, a rights plan, in combination with the existing provisions of New CME's charter, should provide meaningful assurance that the Board, if confronted by a surprise proposal from a third party, will have sufficient time to review such proposal, as well as appropriate alternatives thereto, and thereby will be in a more favorable position to protect the best interest of New CME and its stockholders.

     A rights plan is intended to encourage persons seeking to acquire control of the Company to engage in arms-length negotiations with the Board and New CME's management. However, a rights plan, if adopted, might also have the effect of discouraging a person from making a tender offer (even at a premium over the then prevailing market price) for shares of New CME's common stock or otherwise attempting to obtain control, even though such an attempt could be beneficial to New CME and its stockholders.

Transfer Agent

     New CME will serve as transfer agent for Class B shares. The Transfer Agent and Registrar for Class A shares will be _______________________.


                                  MANAGEMENT

Board of Directors

     The Exchange's Board of Directors currently consists of thirty-nine persons. There is presently one vacancy. Our Board is divided into two classes: one class (consisting of 25 members) is elected by you, as members, and the other class (consisting of 12 members) is appointed by the elected directors. Each of these directors serve for two-year terms. Leo Melamed, our Chairman Emeritus and Senior Policy Advisor, serves as a permanent, non-voting member of the Exchange's Board. Additionally, pursuant to Exchange rules, James J, McNulty, our President and CEO serves as a non-voting member of our Board. Following the effectiveness of the demutualization transactions, and assuming there are no vacancies at that time, our Board will consist of thirty-nine members serving staggered two-year terms. However, at the annual meeting in 2000, the size of our Board will be reduced by nine members; and at the annual meeting in 2001, the size of our Board will be further reduced by eleven members. Thereafter, the size of the Board will be nineteen.

     Set forth below are the names and certain other information regarding our Board of Directors following the completion of the demutualization transactions which you are being asked to approve in this document.

                              Term
   Name                      Expires     Age    Positions Held with Us and Background
   ----                      -------     ---    -------------------------------------
Scott Gordon                  12/01       47    Chairman of our Board and IMM Director. Elected member of the
                                                Board for eighteen years. President and Chief Operating
                                                Officer of Tokyo-Mitsubishi Futures (USA), Inc., a CME
                                                clearing member firm wholly owned by the Bank of Tokyo-
                                                Mitsubishi, Ltd. Also serves on the CFTC's Global Markets
                                                Advisory Committee and the Advisory Committee to the Illinois
                                                Institute of Technology Center for the Study of Law and
                                                Financial Markets. Other directorships: National Futures
                                                Association and the Futures Industry Institute. A member of the Exchange for more than twenty-two years, Mr. Gordon has one IMM membership in a trust.

Terrence A. Duffy             12/00       41    Vice Chairman of our Board and CME Director. Elected member of the Board for five years. President of TDA Trading, Inc. and an independent floor broker and trader. A member of the
                                                Exchange for more than seventeen years, Mr. Duffy has one CME membership and one GEM membership.

James E. Oliff                12/00       51    Second Vice Chairman of our Board and IMM Director. Elected
                                                member of the Board for twelve years. Executive Director of
                                                International Futures and Options Associates and President of
                                                FILO Corp. He is a visiting lecturer in Financial Market
                                                Ethics at the Lemberg School of International Finance and
                                                Economics at Brandeis University in Waltham, Massachusetts.
                                                Mr. Oliff serves on the Board of Directors of Matla Group
                                                Holdings. A member of the Exchange for more than twenty-two years, Mr. Oliff has one IMM membership.

Martin J. Gepsman             12/01       47    Secretary of our Board and IOM Director. Elected member of the
                                                Board for six years. Independent floor broker and trader. A member of the Exchange for more than fifteen years, Mr.
                                                Gepsman has one IOM membership and six fractional GEM
                                                membership interests.

Thomas A. Kloet               12/01       41    Treasurer and IMM Director. Elected member of the Board for four years. Senior Managing Director of ABN AMRO Incorporated and Senior Vice President ABN AMRO Bank, N.V. Director of ABN
                                                AMRO Futures (UK), Ltd. and ABN AMRO Futures Singapore Ltd. He
                                                is a Certified Public Accountant and a member of both the
                                                American Institute of Certified Public Accountants and the
                                                Illinois CPA Society. Other directorships: Board of Governors of Elmhurst Memorial Hospital and Trustee of the Elmhurst
                                                Memorial Health System. A member of the Exchange for more than ten years, Mr. Kloet has one IMM membership.

Leo Melamed                     *         67    Chairman Emeritus, Senior Policy Advisor. Currently appointed as a permanent non-voting member of the Board; previously
                                                elected and appointed for twenty-six years. Founding member and Chairman of the International Monetary Market. Special
                                                Counsel to the Board from 1977 until 1991 and Special Counsel and Chairman of the Exchange's Executive Committee from 1985 until 1991. Chairman and CEO of Sakura Dellsher, Inc., one of
                                                our clearing member firms. Mr. Melamed previously served as
                                                Chairman of the Exchange for four years. Mr. Melamed has been a member of the Exchange for more than forty-five years.

John F. Sandner               12/00       58    Special Policy Advisor and CME Director. Elected member of the

                              Term
   Name                      Expires     Age    Positions Held with Us and Background
   ----                      -------     ---    -------------------------------------
                                                Board for twenty-three years. President and CEO of RB&H
                                                Financial Services L.P., a futures commission merchant and one of our clearing member firms. A member of the Exchange for more than twenty-seven years, Mr. Sandner has three CME
                                                memberships, two IMM memberships, four IOM memberships and fourteen fractional GEM memberships interests. Mr. Sandner previously served as Chairman of the Exchange for thirteen years.

James J. McNulty               ---        48    President and Chief Executive Officer of the Exchange beginning
                                                February 2000, having previously served as Managing Director and Co-Head of the Corporate Analysis and Structuring Team in
                                                the Corporate Finance Division at Warburg Dillon Read (an
                                                investment banking firm). Prior to 1992, he was a general
                                                partner with O'Connor & Associates (a futures and options
                                                trading organization).

H. Jack Bouroudjian           12/01       38    IOM Director. Elected member of the Board for four years.
                                                Senior Vice President of Equity Futures with Commerz Futures.
                                                A member of the Exchange for more than twelve years, Mr.
                                                Bouroudjian has one IOM membership.

Timothy R. Brennan            12/01       58    CME Director. Elected member of the Board for ten years. Floor broker and trader. Vice President of RB&H Financial Services,
                                                L.P., one of our clearing member firms. A member of the
                                                Exchange for more than twenty-four years, Mr. Brennan has one
                                                CME membership, one IOM membership and two fractional GEM
                                                membership interests.

Leslie Henner Burns           12/01       44    CME Director. Newly elected member of the Board. Floor trader.
                                                A member of the Exchange for more than twenty-two years, Ms.
                                                Burns has one CME membership and two fractional GEM membership interests.

Jeffrey R. Carter             12/00       37    CME Director. Elected member of the Board for one year. Floor trader. A member of the Exchange for more than ten years, Mr.
                                                Carter has one CME membership and one IOM membership in a
                                                trust.

E. Gerald Corrigan             TBD        58    Appointed. Member of the Board since October 1998. Managing
                                                Director at Goldman, Sachs & Co., an investment banking firm, and co-chairman of its Risk Committee and Global Compliance and Controls Committee. Prior thereto, he was President and
                                                Chief Executive Officer of the Federal Reserve Bank of New
                                                York and a member of the Federal Open Market Committee.

Rahm Emanuel                  12/00       40    Appointed. Member of the Board since May 1998. Managing
                                                Director of Wasserstein Perella & Co., Inc., an investment banking firm. Prior to March 1998, he was Senior Advisor to the President for Policy and Strategy in the Clinton
                                                Administration and Executive Assistant to the Chief of Staff.
                                                Other directorships: BSMG Worldwide Inc., and RxDrugstore.

Yra G. Harris                 12/00       46    IMM Director. Elected member of the Board for three years.
                                                Floor trader. A member of the Exchange for more than twenty-
                                                two years, Mr. Harris has two IMM memberships and one IOM
                                                membership.

                              Term
   Name                      Expires     Age    Positions Held with Us and Background
   ----                      -------     ---    -------------------------------------
Robert L. Haworth             12/00       52    CME Director. Elected member of the Board for three years.
                                                Floor trader. He is a Certified Public Accountant and a member of both the American Institute of Certified Public Accountants and the Illinois CPA Society. A member of the Exchange for more than twenty years, Mr. Haworth has one CME membership and one GEM membership. Mr. Haworth previously served as Treasurer of the Exchange for two years.

Bruce F. Johnson              12/01       57    CME Director. Elected member of the Board for two years.
                                                President and part owner of Packers Trading Company, a futures commission merchant and former clearing member firm. A member of the Exchange for more than twenty-nine years, Mr. Johnson has one CME membership and one GEM membership.

Gary M. Katler                12/00       53    IOM Director. Elected member of the Board for seven years.
                                                Senior Vice President of ING Barings Futures and Options Inc.
                                                Mr. Katler has held a membership of his employer, ING Barings
                                                Futures and Options Inc., for more than twelve years.

Paul Kimball                  12/00       48    Appointed. Member of the Board since February 1999. Managing
                                                Director and Global Co-Head of the Foreign Exchange Department
                                                of Morgan Stanley Dean Witter, an investment banking firm, and
                                                Chairman of the Foreign Exchange Committee, an industry
                                                oversight group that advises the Federal Reserve Bank of New
                                                York on issues related to Foreign Exchange markets.

John W. Lacey                  TBD        61    Appointed. Member of the Board since February 1998. Partner in the Lacey Ranches, a family cow-calf operation, and the
                                                Margarita Cattle Company in San Luis Obispo County,
                                                California. Director of the National Cattlemen's Beef
                                                Association and Chairman of the California Beef Council. He is
                                                past president of the California Cattlemen's Association and the National Cattlemen's Association. He serves on the
                                                Advisory Council of the College of Agriculture at California
                                                Polytechnic and is its immediate past chairman.

Merton H. Miller               TBD        76    Appointed. Member of the Board since January 1990. Robert R.
                                                McCormick Distinguished Service Professor of Finance Emeritus
                                                at the Graduate School of Business, University of Chicago.
                                                Professor Miller was awarded the Nobel Memorial Prize in
                                                Economic Science in 1990 for his work in the area of corporate finance.

William P. Miller II          12/00       44    Appointed. Member of the Board for one year. Senior Vice
                                                President and Independent Risk Oversight Officer for the
                                                Common Fund Group, an investment management firm for
                                                educational institutions. Prior to September 1996, he was
                                                Director, Trading Operations and Asset Mix Management with
                                                General Motors Investment Management Corporation. Other
                                                directorships: Association for Financial Professionals;
                                                Chairman, Executive Committee, End Users of Derivatives
                                                Council, Director, Investment Risk Institute.

Laurence E. Mollner            TBD        58    Appointed. Member of the Board since February 1991. President of Mariah Investment Company, a futures, equities and real estate

                              Term
   Name                      Expires     Age    Positions Held with Us and Background
   ----                      -------     ---    -------------------------------------
                                                investment firm. Prior to forming his own company, he was
                                                President of Carr Futures from August 1997 through January
                                                1998 and was responsible for the sale and transition of the
                                                Institutional Futures Division of Dean Witter Reynolds Inc.
                                                (DWR) to Carr Futures. Until August 1997, he was Executive
                                                Vice President for Dean Witter Reynolds Inc., Director of the
                                                Futures Markets Division of DWR, and a member of the Board of
                                                Directors of Dean Witter International Limited in London. He
                                                joined DWR in 1979. Mr. Mollner is the former Chairman of the
                                                Futures Industry Association. Other directorships: Futures
                                                Industry Association and National Futures Association.

Patrick J. Mulchrone          12/01       42    IMM Director. Elected member of the Board for seven years.
                                                Floor broker and trader. A member of the Exchange for more than twenty years, Mr. Mulchrone has one CME membership, one
                                                IMM membership, one IOM membership and one GEM membership.

John D. Newhouse              12/01       54    IMM Director. Elected member of the Board for twelve years.
                                                Floor broker and trader. A member of the Exchange for more than twenty-five years, Mr. Newhouse has three IMM
                                                memberships, one IOM membership and four fractional GEM
                                                membership interests.

Ward Parkinson                 TBD        54    Appointed. Member of the Board since February 1998. Founder of
                                                Micron Technology, a manufacturer of computer and memory
                                                chips, and he was its Chairman and Chief Executive Officer from 1978 to 1986 and Vice Chairman until 1989. He is
                                                presently consulting in the electronics field. Mr. Parkinson is a partner in PYCO, and a board member of Parkinson-Yanke
                                                Real Estate and Parkinson-Nelson Real Estate.

Mark G. Papadopoulos          12/01       27    GEM Director. Newly elected member of the Board. Floor trader.
                                                A member of the Exchange for more than three years,
                                                Mr. Papadopoulos has two GEM memberships.

Robert J. Prosi               12/01       52    CME Director. Elected member of the Board for twelve years.
                                                Vice President, Salomon Smith Barney Inc., an investment
                                                banking firm. He is a member of the Chicago Council on Foreign
                                                Relations. A member of the Exchange for more than twenty-three years, Mr. Prosi has one IOM membership.

David M. Pryde                12/00       50    Appointed. Member of the Board since February 1997. Managing
                                                Director at J. P. Morgan & Co. Inc. with global responsibility for its futures and options business. Prior to assuming his current role, he was Head of Global Commodities for Morgan
                                                Guaranty Trust Company. He is currently a member of the
                                                Executive Committee of the Futures Industry Association and
                                                the National Futures Association. Mr. Pryde was formerly Vice
                                                Chairman of the Commodity Exchange Inc. in New York and was a
                                                member of the Executive Committee of the Board of Governors.

Irwin Rosen                   12/00       61    CME Director. Elected member of the Board for three years.
                                                Floor broker and trader. A member of the Exchange for more than twenty-nine years, Mr. Rosen has one CME membership in a trust, one IOM membership in a trust and one fractional GEM membership interest.

                              Term
      Name                  Expires      Age    Positions Held with Us and Background
      ----                  -------      ---    -------------------------------------
William G. Salatich, Jr.      12/00       48    CME  Director.  Elected  member of the Board for three  years.  Floor
                                                broker  and  trader.   A  member  of  the   Exchange  for  more  than
                                                twenty-four  years,  Mr.  Salatich  has  one CME  membership  and two fractional GEM membership interests.

Verne O. Sedlacek             12/00       45    Appointed.  Member of the Board since  February  1997.  President and
                                                Chief  Operating  Officer  of  John  W.  Henry  &  Company,  Inc.,  a
                                                commodity  trading  advisor,  and  member  of its  Investment  Policy
                                                Committee;  and President and Director of Westport Capital Management
                                                Corporation and Global Capital  Management  Limited,  both investment management  firms.  Prior to July  1998,  he was the  Executive  Vice
                                                President  and Chief  Financial  Officer  of the  Harvard  Management
                                                Company,  Inc., a wholly owned subsidiary of Harvard  University.  He is  a  member  of  the  Global  Markets  Advisory  Committee  of  the
                                                Commodity  Futures  Trading  Commission  and a member of the Board of
                                                Trustees of Commonfund Capital,  Inc. Other  directorships:  Futures
                                                Industry Association.  He is a Certified Public Accountant.

Leon C. Shender               12/00       45    IOM  Director.  Elected  member  of the  Board  for one  year.  Floor trader A member of the  Exchange  for more than  twenty-three  years,
                                                Mr. Shender has one IOM membership.

William R. Shepard            12/00       53    IMM Director.  Elected  member of the Board for three years.  Founder and President of Shepard  International,  Inc., a futures  commission merchant.  A member of the Exchange for more than  twenty-six  years,
                                                Mr.  Shepard  has one CME  membership,  one IMM  membership,  one IOM membership and five fractional GEM membership interests.

Howard J. Siegel              12/01       43    CME Director.  Newly  elected  member of the Board.  Floor trader.  A member of the Exchange for more than  twenty-two  years,  Mr.  Siegel has one CME membership and one IOM membership.

Paul Simon                    12/00       71    Appointed.  Member of the Board since  February  1997.  Professor  at
                                                Southern  Illinois  University.  Former U.S.  Senator  from  Illinois from 1984 through  1997,  and former U.S.  Congressman  for ten years prior thereto.

David I. Silverman            12/00       40    IMM  Director.  Elected  member  of the  Board  for more  than  seven years.  Independent  trader.  A member of the  Exchange for more than seventeen years, Mr. Silverman has one IMM membership.

Jeffrey L. Silverman          12/01       53    CME  Director.  Elected  member  of the Board  for six  years.  Floor trader.  A member of the  Exchange  for more than twenty  years,  Mr.
                                                Silverman has one CME  membership  and two  fractional GEM membership interests.

*    Mr. Melamed currently serves as a non-voting member of the Board.


Director Compensation

         Each New CME director will receive an annual stipend of $20,000, plus a meeting attendance fee of $1,000 for each regular meeting of the Board that they attend, excluding special administrative meetings. Directors also receive reimbursement of expenses for travel to Board meetings.

         In addition, the Chairman of the Board receives an annual stipend of $350,000, plus reimbursement of other Board-related expenses. The four additional Board Officers each receive an annual stipend of $50,000 and a meeting attendance fee of $1,000 for each regular meeting of the Board that they attend, plus reimbursement of other Board-related expenses. The Chairman Emeritus and Senior Policy Advisor, and the Special Policy Advisor, each receive an annual stipend of $200,000, subject to approval by the Board of Directors, plus reimbursement of other Board-related expenses.

Committees of the Board of Directors

         New CME's Board of Directors will have an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. It is expected that members of these committees will be elected by New CME's Board following the effectiveness of the demutualization transactions. Such committees will have the following functions:

         Executive Committee. This Committee has and may exercise the authority of the Board of Directors, when the Board is not in session, except in cases where action of the entire Board is required by the certificate of incorporation, the bylaws or applicable law.

         Audit Committee. New CME will have an Audit Committee, composed of directors who are not employees, which will review the results and scope of the audit and other services provided by our independent auditors as well as our accounting and internal control procedures and policies.

         Compensation Committee. New CME will have a Compensation Committee composed of directors who are not employees. It will oversee the compensation and benefits of the management and employees of the company.

         Nominating Committee. This Committee will review the qualifications of potential candidates and will propose nominees for the thirteen positions on the Board of Directors that are nominated by the Board. This Committee will be comprised of five directors selected by the Board. The Board will strive to have a Nominating Committee that reflects the diversity of the Board. It is expected that seven of the thirteen positions to be filled by the Nominating Committee will be filled with candidates who satisfy the public participation regulatory requirements to which the Exchange is subject. This Committee will consider nominees recommended by stockholders if such recommendations are submitted in writing, accompanied by a description of the proposed nominee's qualifications and other relevant biographical information and evidence of the consent of the proposed nominee. The recommendations should be addressed to the Nominating Committee, in care of the Corporate Secretary. Under New CME's by-laws, nominations may not be made at the annual meeting.

Executive Officers

         Executive officers are appointed by and serve at the pleasure of our Board of Directors. In addition to the executive officers identified above under "Board of Directors" above, the following persons hold executive officers positions with our company.

        Name             Hire Date    Age   Position Held with Us and Background
        ----             ---------    ---   ------------------------------------
Dr. Fred D. Arditti        7/97        60   Senior Executive Vice President,  Planning & Development  since
                                            1998, and prior thereto was Executive Vice President,  Business
                                            Development  and Research.  Prior to joining the  Exchange,  he was Professor of Finance at DePaul University.

Gerald D. Beyer            1/79        52   Executive Vice President and Chief Operating Officer since February
                                            1997. Prior thereto as Chief Administrative Officer to which he was named in July 1994 from the position of Chief Financial Officer.

        Name             Hire Date    Age   Position Held with Us and Background
        ----             ---------    ---   ------------------------------------
Craig S. Donohue           9/89        38   Senior Vice  President and General  Counsel since October 1998.
                                            Prior thereto,  he was Vice  President,  Market  Regulation,  a
                                            position  held  since  June  1997,   and  Vice   President  and
                                            Associate General Counsel, a position held since July 1995.

Phupinder Gill             2/88        39   President,  Clearing  House  Division  since July 1998,  having previously  served as Senior Vice  President  thereof since May
                                            1997 and a Vice President thereof since May 1994.

David G. Gomach            3/87        41   Senior  Vice  President  and  Chief  Financial   Officer  since
                                            January  1998,  having  previously  served  as Vice  President,
                                            Administration  and  Finance  since  December  1996.  He  is  a certified public accountant.

William W. Jenks           7/97        47    Executive Vice President,  Management Information Systems since
                                             May 1998,  having  previously  served as Senior Vice  President and Chief  Information  Officer since July 1997.  For more than
                                             five  years   prior   thereto,   he  was   employed   by  Space
                                             Systems/LORAL,  where he was Vice  President.  Mr. Jenks joined the Exchange in July 1997.

Donald D. Serpico         11/82        54    Executive Vice President,  Operations  since July 1994,  having previously  served as Senior  Vice  President,  Operations  and
                                             Senior Vice President of the Clearing House.

Carol B. Sexton            2/82        60    Executive Vice  President,  Corporate  Relations since December
                                             1995,  having  previously served in the position of Senior Vice
                                             President, Corporate Relations in January 1994.

Executive Compensation

         The following table sets forth certain information relating to the compensation paid to, accrued or earned by our chief executive officers and each of the next four most highly compensated executive officers for services rendered during the year ended December 31, 1999.

                          Summary Compensation Table

-------------------------------------------------------------------------------------------------------------------
                                                             Annual Compensation
                                                   ----------------------------------------------------------------
                                                                                   Other Annual       All Other
Name and Principal Position                           salary          Bonus        Compensation    Compensation
                                                                                                         (3)
-------------------------------------------------------------------------------------------------------------------
Thomas Eric Kilcollin (1)                            $143,000             $0                $0         $1,063,890
     President and Chief Executive Officer (CEO)


Scott Gordon (2)                                            0              0           350,000                  0
     Chairman of the Board of Directors (CEO)

Fred D. Arditti                                       522,500        260,000                 0            140,599
     Senior Executive Vice President,
     Planning & Development

Gerald D. Beyer                                       522,500        210,000                 0            132,796
     Executive Vice President and
     Chief Operating Officer

Phupinder S. Gill                                     400,000        160,000                 0             80,914
     President, Clearing House Division

William W. Jenks                                      270,000        120,000                 0             65,111
     Executive Vice President,
     Management Information Systems

------------------------------------------------------------------------------------------------------------------

(1) Mr. Kilcollin served as President through March 1999. In addition to his salary for the first three months of 1999 and the contributions made on his behalf to the qualified benefit plans outline in the following table per note (3) below, Mr. Kilcollin received a cash payment at the date of his departure in the amount of $1,047,130. This table excludes amounts paid to Mr. Kilcollin under our qualified and non-qualified benefit plans relating to services performed in prior years.
(2) Mr. Gordon served as Chairman of the Board of Directors during 1999 and received a stipend in the amount of $350,000 for these services. He has served as our chief executive officer since the departure of Mr. Kilcollin.
(3) The following table shows the amount of each category of "all other compensation" earned by each of the named individuals, in addition to the payment described in note (1) above:

                                        401(k)
                                       Matching          Pension      Supplemental         SERP
                                    Contribution     Contribution       Plan          Contribution         Total
                                    ------------     ------------     ------------    ------------         -----
        Mr. Kilcollin(1)                 $3,960         $12,800               $0              $0          $16,760
        Mr. Gordon                            0               0                0               0                0
        Mr. Arditti                       4,800          14,400           62,599          58,800          140,599
        Mr. Beyer                         4,800          12,800           56,623          58,573          132,796
        Mr. Gill                          4,800           8,000           25,705          42,409           80,914
        Mr. Jenks                         4,800          11,200           18,693          30,418           65,111

Employee Benefit Plans

         Omnibus Stock Plan. New CME has adopted an Omnibus Stock Plan under which stock based awards may be made to employees of New CME. An aggregate of 2,600,000 Class A shares has been reserved for awards under the plan. Other than the award made during 2000 to Mr. McNulty, described below under "Employment-Related Agreements," no awards have been made to date under the plan.

         The plan authorizes the making or grant of the following types of awards singly, in combination, or in tandem: (i) stock options, which may be either "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code) or non-qualified stock options; (ii) stock appreciation rights, which allow the recipient to receive a payment equal to the appreciation in market value of a stated number of Class A shares; (iii) stock awards, which may be restricted or unrestricted; and (iv) other stock based awards.

         The plan will be administered by the Compensation Committee of New CME's Board. The Compensation Committee has the authority to interpret the plan, to select employees of New CME to receive awards under the plan, and to determine the form, amount and other terms and conditions of such awards. The Committee also has the power to modify or waive restrictions on awards, to amend awards and to grant extensions and accelerate awards. No member of the Compensation Committee is eligible to participate in the plan.

         401(k) Plan. Our company sponsors a 401(k)-type plan known as the "Tax Efficient Savings Plan," which is a defined contribution retirement plan intended to qualify under Section 401 of the Internal Revenue Code. Employees are eligible to participate in this plan from the first day of employment. They may make pre-tax contributions to the plan between 1% to 15% of their base pay, subject to the limitations of the plan and a statutorily prescribed annual limit. Each employee is fully vested in his or her contributions and any earnings on those contributions. We fully match an employee's contributions up to a maximum of 3% of such employee's base pay. Matching contributions become vested at the end of the second plan year following the year in which the contributions are made. After five years of eligible service, an employee is 100% vested in all matching contributions. We make additional contributions of up to 2% of employees' base pay based on specified increases in trading volume, and the Plan permits additional contributions at the discretion of the Exchange.

         Pension Plan. We also maintain a non-contributory defined benefit cash balance pension plan for eligible employees. To be eligible, an employee must have completed a continuous 12-month period of employment with us and have reached the age of 21. Effective January 15, 1995, the pension plan was amended to provide for an age-based contribution to a cash balance account, and to include cash bonuses in the definition of considered earnings. Participant cash balance accounts receive an interest credit at the one-year U.S. Treasury Bill rate. Our policy is to fund currently required pension costs. Participants become vested in their accounts after five years of service. The following is the schedule of the employer contributions based on age:

                                   Age                    %
                              ------------               --
                              under age 30               3%
                              age 30 - 34                4%
                              age 35 - 39                5%
                              age 40 - 44                6%
                              age 45 - 49                7%
                              age 50 - 54                8%
                              over age 54                9%

         The individuals named below have projected annual retirement benefits, based on current accumulated balances, an annual interest credit rate of 6% and future service to age 65 at current salary levels as follows: Mr. Kilcollin, none; Mr. Gordon, none; Mr. Arditti, $10,600; Mr. Beyer, $51,500; Mr. Gill, $92,600; and Mr. Jenks, $43,600.

         Non-Qualified Plans. The Exchange maintains the following non-qualified plans which are not subject to the Employee Retirement Income Security Act of 1974 under which participants may make assumed investment choices with respect to amounts contributed on their behalf. Although not required to do so, the Exchange invests such contributions in assets which mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the Exchange.

         . Deferred Compensation Plan - The Exchange maintains a deferred compensation plan under which eligible officers and board members may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

         . Supplemental Plan - The Exchange maintains a non-qualified supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified 401(k) and pension plans.

         . Supplemental Executive Retirement Plan ("SERP") - The Exchange maintains a non-qualified, defined contribution plan for senior officers. Under the plan, the Exchange contributes an amount equal to 8% of salary and bonus of eligible employees annually. Post 1996 contributions are subject to a vesting schedule under which each annual contribution begins to vest after three years and is fully vested after five years.

Employment-Related Agreements

         Mr. McNulty

         The Exchange has entered into an employment agreement with James J. McNulty to serve as its President and Chief Executive Officer through December 31, 2003, subject to renewal by mutual agreement of the parties. Under the agreement, Mr. McNulty will receive an annual base salary of $1 million. He is also entitled to an annual incentive bonus based upon the achievement of certain goals set by the Board of Directors, which bonus may not exceed the lesser of $1.5 million or, after demutualization, 10 percent of New CME's net income. The agreement provides for reimbursement of business expenses, certain perquisites, and legal fees associated with the negotiation of the employment agreement. Mr. McNulty will be eligible to participate in other benefit plans available generally to senior officers of the CME. As partial compensation for actual compensation, benefits and programs that Mr. McNulty was, or was reasonably expected to become, entitled to receive from his previous employer, he received a lump-sum payment of $2 million.

         Mr. McNulty has also been granted a non-transferable non-qualified stock option ("Option"), which is designed to reward him for increasing the value of New CME. If the total value of the Exchange increases, exercise of the option would entitle him to receive essentially 2.5% of the increase above the starting valuation and 2.5% of the increase, if any, in excess of 150% of the starting valuation. If the demutualization is completed, the Option would entitle him to purchase from New CME two "baskets" of New CME stock. Each basket is composed of up to 2.5% of the outstanding shares of New CME, although New CME may elect to issue solely shares of Class A common stock upon any exercise. The baskets have aggregate exercise prices of 2.5% and 3.75%, respectively, of the value of the Exchange on the date of commencement of Mr. McNulty's employment. The Option will expire in ten years. It may be exercised only if the demutualization transaction is completed, and then only as to the portion of the Option that has vested. The Option vests 40 percent after the first year and 20 percent in each of the succeeding three years, subject to acceleration in the event of Mr. McNulty's termination without cause or forfeiture in the event of his termination for cause. The Option remains exercisable in full for its remaining term following (i) a termination by the Exchange of the employment agreement without cause or due to Mr. McNulty's disability, (ii) a termination of the employment agreement by Mr. McNulty where the Exchange has in effect terminated his employment by moving the Exchange outside metropolitan Chicago, demoting him, significantly reducing his responsibilities or failing to pay him the agreed compensation and benefits under the agreement or (iii) upon the expiration of the original term of the employment agreement. Any vested portion of the Option is exercisable for a period of 180 days following a termination by Mr. McNulty of the employment agreement. Upon exercise of the Option, New CME may distribute, in lieu of each class of shares of New CME, cash and/or shares of Class A stock.

         The agreement provides that it may be terminated by the Exchange due to Mr. McNulty's death or disability, or for cause on thirty days written notice or without cause on ninety days written notice. In addition, the agreement allows Mr. McNulty to terminate it at anytime after one year upon ninety days written notice. He may also terminate the agreement if the Exchange's principal place of business is relocated outside of the Chicago metropolitan area, the Exchange fails, after notice, to pay the agreed-upon compensation or benefits or the Exchange fails, after notice, to rectify a situation in which he is, in effect, terminated due to a demotion or a significant reduction of his responsibilities. The agreement provides that, in the event of a termination without cause by the Exchange, Mr. McNulty shall be entitled to receive his base salary for the remainder of the original term plus one-third of the maximum annual incentive bonus. The agreement also provides that, in the event that Mr. McNulty terminates his employment after its first year on less than ninety days written notice (other than following one of the matters previously described as "good cause"), the Exchange may recover from him a sum equal to his annual base salary, computed daily, for each day his notice of termination is less than ninety days. If Mr. McNulty's employment is terminated because of his death or disability, he or his beneficiary will continue to receive the base salary for six months following such termination. In the event of his death, his option will vest and be paid in cash. The Exchange intends to purchase key man life insurance to assist in funding payments that would be required in the event of Mr. McNulty's death.

         In the event the demutualization is not completed by December 31, 2000, either the Exchange or Mr. McNulty may terminate the agreement, subject to certain conditions, within thirty days thereafter. In that case, Mr. McNulty shall continue to receive his annual base salary plus one-third of the maximum annual incentive bonus for the remainder of the original term of the agreement unless he becomes employed by a competitor to the Exchange. In addition, the option shall be forfeited.

         The agreement also provides that, if within two years of a "change in control" of the Exchange, Mr. McNulty is terminated by the Exchange or he terminates the agreement as a result of the occurrence of one of the matters described previously as "good cause," he shall be entitled to two times his base salary plus one and one-third times the maximum incentive bonus for which he would have been eligible, provided that such severance payments do not exceed $8 million. Such payment would be subject to reduction to the extent that it would otherwise result in the payment of tax under Section 4999 of the Internal Revenue Code. Any unvested portion of his option would immediately vest and become exercisable for a one or three year period, depending upon whether the option securities are registered under the Securities Exchange Act of 1934.

         Messrs. Arditti, Beyer, Gill and Jenks

         The Exchange has employment agreements with each of Messrs. Arditti, Beyer, Gill and Jenks regarding their employment as executives of the Exchange. Each agreement is for an initial period of approximately two years, with the agreement of Mr. Jenks ending June 30, 2000, the agreement with Mr. Gill ending August 31, 2001, the agreement with Mr. Beyer ending April 12, 2001 and the agreement with Mr. Arditti ending June 30, 2001. Unless the agreement is renewed by the parties, it ceases to apply following its expiration even if the covered individual remains employed by the Exchange.

         The agreements provide that annual increases to these executives' base salaries are to be determined by the Exchange in accordance with its compensation policies and practices. These executives are also entitled to participate in a discretionary bonus program and in other benefit plans available generally to Exchange employees and officers.

         The agreements may be terminated by the Exchange in the event of the executive's death or disability and may also be terminated for cause. They may be terminated by the executive at any time and for any reason on at least sixty days written notice. In the event of a merger, sale, reorganization or other change in control of the Exchange, the agreements would be binding upon and inure to the benefit of any successor of the Exchange. In the event of a termination of an executive's employment for cause, the executive is entitled to any accrued, but unused, vacation pay.

         An executive's obligations under his employment agreement are suspended in the event that he becomes disabled and receives benefits under the Exchange's long-term disability insurance program, subject to reinstatement if he returns to his original position. If the executive returns to work in a different position or does not return to work at all upon the conclusion of his disability, the employment agreement will be terminated. If employment is terminated due to death or disability, an executive's legal representatives or the executive will receive his base salary for a period of six months following such termination.

         Mr. Kilcollin

         The Exchange had an employment agreement with T. Eric Kilcollin to serve as its President and Chief Executive Officer from February 1, 1997 through March 31, 2000; however, Mr. Kilcollin resigned effective March 19, 1999. The agreement provided for an initial base salary of $550,000, with increases at the Exchange's sole discretion. Under the agreement, he was eligible for a performance bonus and to participate in the Exchange's staff bonus program. He was also entitled to an annual enhanced pension benefit in an amount equal to ten percent of his base salary for the calendar year plus a gross-up payment to negate the effect of the additional taxes incurred because of such benefit. Under the agreement, he was entitled to reimbursement for various perquisites, an annual lump sum payment of $12,500 for professional services and participation in other benefit plans available generally to Exchange employees and officers.

         Under Mr. Kilcollin's separation agreement, the Exchange paid to Mr. Kilcollin $591,982.96, representing his annual base salary and vacation benefits through the original term of his employment agreement. He also received $155,555, representing reimbursement of costs of perquisites and of professional services he was expected to incur through March 31, 2000 and of amounts owed to him as the enhanced pension benefit, plus an additional bonus of $200,000. The Exchange also agreed to reimburse him, through March 31, 2000, for costs incurred to obtain health, dental, vision, life and accidental death and dismemberment insurance.

         Mr. Kilcollin's interests under the retirement and deferred compensation plans in which he participated became fully vested as of his resignation date. In all other respects, his rights and the Exchange's obligations pursuant to such plans are determined by the terms of those plans. However, Mr. Kilcollin was paid approximately $100,000 for amounts owed to him under certain Exchange-sponsored pension benefit plans.

Beneficial Ownership of Management

         The following table lists the beneficial ownership, as defined under the rules of the Securities and Exchange Commission, as of December 31, 1999, of membership interests in the Exchange held by each of the Directors, each of the executive officers named in the Summary Compensation Table on page 44 and the Exchange's Directors and executive officers as a group. The table also indicates the number of Class A shares and number of Class A equivalent shares that such persons would hold upon completion of the demutualization transactions, all of which are less than one percent of the Class A shares expected to be outstanding at such time (except the total number of shares held by all directors and officers as a group, which would represent 1.96% of the outstanding shares of Class A common stock). There was no person known to the Exchange to be the beneficial owner of more than five percent of the membership interests of the Exchange as of December 31, 1999.


                                              Memberships Owned
                              ---------------------------------------------------                    Total Equity
                                                                                                     Expressed in
                                                                             GEM        Class A    Equivalent Class
                              CME         IMM         IOM         GEM      Fractions     Shares         A shares
                              ---         ---         ---         ---      ---------    -------    ----------------
M. Scott Gordon                 0           1 *         0           0           0        10,800           12,000
Terrence A. Duffy               1           0           0           1           0        16,200           18,100
James E. Oliff                  0           1           0           0           0        10,800           12,000
Thomas A. Kloet                 0           1           0           0           0        10,800           12,000
Martin J. Gepsman               0           0           1           0           6         5,400            6,060
Leo Melamed                     1  **       1  **       2  **       0           0        37,800           42,000
John F. Sandner                 3           2           4           0          14        91,800          102,140
H. Jack Bouroudjian             0           0           1           0           0         5,400            6,000
Timothy R. Brennan              1           0           1           0           2        21,600           24,020
Jeffrey R. Carter               1           0           1 *         0           0        21,600           24,000
E. Gerald Corrigan              0           0           0           0           0             0                0
Rahm Emanuel                    0           0           0           0           0             0                0
Yra G. Harris                   0           2           1           0           0        27,000           30,000
Robert L. Haworth               1           0           0           1           0        16,200           18,100
Leslie Henner Burns             1           0           0           0           2        16,200           18,020
Bruce F. Johnson                1           0           0           1           0        16,200           18,100
Gary M. Katler                  0           0           0           0           0             0                0
Paul Kimball                    0           0           0           0           0             0                0

                                              Memberships Owned
                              ---------------------------------------------------                    Total Equity
                                                                                                     Expressed in
                                                                             GEM        Class A    Equivalent Class
                              CME         IMM         IOM         GEM      Fractions     Shares         A shares
John Lacey                      0           0           0           0           0             0                0
Merton Miller                   0           0           0           0           0             0                0
William Miller                  0           0           0           0           0             0                0
Laurence E. Mollner             0           0           0           0           0             0                0
Patrick J. Mulchrone            1           1           1           1           0        32,400           36,100
John D. Newhouse                0           3           1           0           4        37,800           42,040
Ward Parkinson                  0           0           0           0           0             0                0
Mark G. Papadopoulos            0           0           0           2           0             0              200
Robert J. Prosi                 0           0           1           0           0         5,400            6,000
David M. Pryde                  0           0           0           0           0             0                0
Irwin Rosen                     1 *         0           1 *         0           1        21,600           24,010
William G. Salatich, Jr.        1           0           0           0           2        16,200           18,020
Verne Sedlacek                  0           0           0           0           0             0                0
Leon C. Shender                 0           0           1           0           0         5,400            6,000
William R. Shepard              1           1           1           0           5        32,400           36,050
Howard J. Siegel                1           0           1           0           0        21,600           24,000
David I. Silverman              0           1           0           0           0        10,800           12,000
Jeffrey L. Silverman            1           0           0           0           2        16,200           18,020
Paul Simon                      0           0           0           0           0             0                0
Fred D. Arditti                 0           0           0           0           0             0                0
Gerald D. Beyer                 0           0           0           0           0             0                0
Craig S. Donohue                0           0           0           0           0             0                0
Phupinder Gill                  0           0           0           0           0             0                0
David G. Gomach                 0           0           0           0           0             0                0
William W. Jenks                0           0           0           0           0             0                0
Donald D. Serpico               0           0           0           0           0             0                0
Carol B. Sexton                 0           0           0           0           0             0                0
  Directors and Executive
      Officers as a group      16          14          18           6          38       507,600          564,980

*    Membership held in a trust of which the indicated person is the trustee.
** Membership owned by Sakura Dellsher, Inc. ("SDI"). Mr. Melamed is deemed to be the beneficial owner of these membership interests.


                                   BUSINESS

         Founded in 1898, the Exchange is one of the world's leading exchanges for the trading of futures and options on futures contracts, with total volume in 1999 of approximately 200 million contracts. The underlying notional value of transactions, the most comprehensive measure of economic activity, was approximately $138 trillion in 1999--exceeding that of any other derivatives exchange in the world. According to industry data, we ranked third worldwide among major futures exchanges in volume of contracts traded in 1999 and second in terms of open interest (the number of futures contracts and options positions outstanding at the close of trading). From our origins as a small agricultural market, we have evolved into a major financial center offering a diverse range of contracts based on interest rates, equity indices, foreign currencies, agricultural commodities and other underlying instruments and risk-based activities.

         We operate markets for the trading of commodity and financial futures contracts, as well as options on futures contracts. These contracts have been developed through our extensive research and development efforts and through relationships that we have developed with market participants and other financial institutions. We operate traditional open outcry auction markets and we were the first major futures exchange in the world to develop an electronic trading system--now known as our GLOBEX\\2\\ system. We also match, clear, settle and guarantee all transactions executed on the Exchange through the CME Clearing House, and we engage in extensive regulatory, compliance, market surveillance and financial supervision activities designed to ensure market integrity and provide financial safeguards for users of our markets. Our traditional open outcry and electronic trade execution services provide "price discovery" and trade matching services that offer market participants complete price transparency, anonymity and immediacy. Our Clearing House provides market participants with clearing, settlement, risk management and guarantee services that provide near immediate transaction finality, resulting in the mitigation of counterparty credit risk. We also market and distribute valuable real-time and historical market data generated from trading activity in our markets to users of our products and related cash and derivative markets.

         Market participants include many of the world's largest banks and investment firms. These participants use our products for hedging, risk management, asset allocation, and speculation. Other market users include financial institutions, such as public and private pension funds, mutual funds, hedge funds and other managed funds, insurance companies, corporations, commercial banks, professional independent traders, and retail customers. Our users can be broadly categorized as hedgers or speculators--depending on whether they transfer risk or accept risk. Hedgers are market participants who want to transfer price risk in an underlying commodity (e.g., cattle) or financial instrument (e.g., cash foreign currency or an interest rate swap agreement). Our members serve as liquidity providers for our markets and as financial intermediaries for customers who use our products.

         We have developed innovative and cost-effective products, execution and order routing systems, and clearing systems that have led to substantial volume and to the benefit of our members and customers. As indicated in the chart below, volume in our products remains strong and substantially greater today than volume prior to 1994, despite recent fluctuations in volume. Fluctuations in interest rate volatility, declines in currency volatility, growth in equity trading, and the business cycle of the U.S. economy have led to the fluctuations in our volume.

         [Graphic: Bar graph entitled and showing "CME ANNUAL VOLUME OF CONTRACTS TRADED 1990 - 1999". Below the horizontal axis each year for which trading volume is measured is written in chronological order from left to right. The vertical axis indicates the number of contracts traded, in millions, beginning with zero and increasing, in intervals of 50, up to 250. The lower portion of each bar is darkly shaded to the extent of the futures contracts traded and the upper portion is lightly shaded to the extent of the options contracts traded. Inset in a small square to the right of the graph is a legend containing a lightly shaded box to the immediate left of the word "Options" and immediately below which is a darkly shaded box to the immediate left of the word "Futures". Futures contracts were traded at a rate of approximately 75 million in 1990, 80 million in 1991, 100 million in 1992, 105 million in 1993, 155 million in 1994, 140 million in 1995, 135 million in 1996, 150 million in 1997, 170 million in 1998 and 160 million in 1999. Options contracts were traded at the rate of approximately 25 million in 1990, 25 million in 1991, 25 million in 1992, 40 million in 1993, 45 million in 1994, 30 million in 1995, 30 million in 1996, 40 million in 1997, 45 million in 1998 and 30 million in 1999.]

         Presently, derivatives markets are experiencing significant and rapid changes due to advances in technology, relaxation of regulatory barriers for certain competitors, and resultant cost efficiencies. Computer and telecommunications systems today can efficiently and economically bring buyers and sellers together, presenting new challenges to centralized open outcry auction markets. These changes are lowering barriers to entry and creating a lower cost business model, forcing traditional exchanges to streamline their operations and reduce costs. Large market users, and the threat of competition, will force exchanges to seek more efficient trading, processing and clearing facilities. We have responded to these challenges, and positioned the Exchange to preserve and enhance our current business, by implementing technology to streamline our trade execution and clearing facilities, by refining our existing products and developing innovative new products to satisfy customer demands, and by continually enhancing the ability of our independent traders to provide liquidity in our markets.

         In order to continue to enhance our ability to compete in this dynamic marketplace, our organizational strategy is to convert the Exchange to a demutualized for-profit corporation. We intend to improve our governance and managerial structure by reducing our Board size and focusing the role of the Board on traditional oversight activities. We will significantly reduce the number and responsibility of existing committees and will enhance and expand the responsibility and authority of our management and professional staff. The demutualization will also reduce members' petition and referenda rights, except for specific ratification rights reserved to the Class B stockholders. We believe that demutualization will better enable us to strengthen, expand and defend our core business.

         Our core business consists of four main areas: development of risk management products; operating execution facilities for such products; providing clearing and settlement services; and collecting and selling market data.

Products

         The range and diversity of our product portfolio is a significant contributor to our success. Our product line includes futures contracts and options on futures contracts based upon interest rates, stock indices, foreign currencies, agricultural commodities and other underlying instruments and risk-based activities. We also offer EFP markets whereby market participants can establish or liquidate a futures position in one of our products in conjunction with a simultaneous sale or purchase of the underlying cash commodity. We have a research division and a marketing division to support market participants and foster the trading and development of current and future products. Our research and marketing staff meet regularly with market users, members and clearing members to determine whether our current products, facilities and services meet these participants' needs and whether modifications or enhancements are necessary. Our research and marketing staff also develop new product ideas in consultation with market users and other financial institutions. The charts below depict the distribution of trading volumes and clearing fee revenues across our four major product sectors.

         [Graphic: Pie chart entitled "1999 CME TRADE VOLUME SUMMARY" and representing the trading in each of the CME's four major product sectors as a percentage of the total trading volume. The entire chart represents and is subtitled "(100% = 201 million contracts". Trading volume percentages are:
Interest Rate Products - 60%, Equity Index Products - 24%, Currency Products - 12% and Agricultural Products - 4%.]

         [Graphic: Pie chart entitled "1999 CLEARING FEE REVENUE" and representing the sources of clearing fee revenue as a percentage of total clearing fee revenue. The chart represents and is subtitled "(100% = $138.5 MILLION)", with revenue distributed as follows: Interest Rate Products - 36%, Currency Products - 32%, Equity Index Products - 27% and Agricultural Products 5%.]

         Interest Rate Products. Our interest rate product line includes our Eurodollar futures and options contracts, a short term interest rate product and one of the most successful products in our industry. The notional value of outstanding Eurodollar futures contracts typically exceeds $2.5 trillion on any given day. We also trade contracts based upon other short-term U.S. and foreign interest rates, such as one-month LIBOR contracts and Euroyen. Eurodollars are U.S. dollars on deposit in commercial banks outside of the United States. The Eurodollar market has burgeoned over the past thirty years into a major international capital market as the dollar has become a world reserve currency. Eurodollar deposits play a major role in the international capital markets. The interbank market for immediate (spot) and forward delivery of offshore dollars is deep and liquid, giving banks the ability to fund dollar loans to foreign importers without incurring currency exchange risks. Our market users are generally banks and other financial institutions that face interest rate risks from their lending and borrowing activities or their activities as dealers in OTC interest rate swaps and structured derivative products. Many swap dealers use our Eurodollar and other interest rate contracts to hedge and/or arbitrage their money market swaps and to convert a floating interest rate exposure to a fixed rate exposure. A significant number of our clearing member firms are affiliates of major domestic and international banks who utilize our interest rate markets for their proprietary trading activities. Asset managers also use our interest rate products to lengthen the effective maturity of short-term investment assets by buying futures contracts, or shorten the effective maturity by selling futures. Our contracts are an attractive alternative when physical restructuring of a portfolio is not possible or when futures transaction costs are less than the cash market transaction costs.

         Market users take advantage of the flexibility and liquidity of the Eurodollar products we trade, which span forty-four contract months covering ten years of short-term interest rate risk. Further, by trading multiple contract months, market users can hedge and speculate on long-term interest rate movements. We have introduced innovative product extensions--Eurodollar Bundles and Packs--in order to facilitate such trading strategies. Eurodollar Bundles allow traders to simultaneously buy or sell a pre-packaged 1-, 2-, 3-, 4-, 5- 7- or 10-year "strip" of individual contracts in a single transaction, rather than constructing the same positions with individual contracts. Similarly, Eurodollar Packs allow traders to simultaneously purchase or sell a consecutive series of four Eurodollar futures. To further benefit market users, we have implemented a series of product enhancements in recent years. We introduced quarter-tick trading for front-month expiring Eurodollar and LIBOR futures and options contracts and we expanded half-tick trading through the twentieth quarterly Eurodollar expiration. We also implemented All-Or-None trading in the quarterly expirations of Eurodollar futures, and in Eurodollar options contracts, permitting transactions to be executed in full, at the size and price specified. All of these changes have reduced costs and enhanced efficiency for market participants.

         As depicted in the chart below, our interest rate product trading volumes have fluctuated over the last five years. These fluctuations reflect primarily changes in central bank monetary policies and changing levels of interest rate volatility during these periods, rather than successful competition from other exchanges or increased use of alternative products or markets by market users. Although the adoption in recent years of internal netting mechanisms by banks that use our Eurodollar contracts has increased, volume in these products continues to remain strong, and they constitute a significant part of our business.

         [Graphic: Bar graph representing and entitled "VOLUME OF INTEREST RATE CONTRACTS TRADED 1994 - 1999". Below the horizontal axis each year for which interest rate trading volume is measured is listed in chronological order from left to right. The vertical axis indicates the number of interest rate contracts traded, in millions, beginning with zero and increasing, in intervals of 50, to
150. The lower portion of each bar is darkly shaded to the extent of the futures contracts traded and the top portion of each bar is lightly shaded to the extent of options contracts traded. Inset in a small square to the right of the graph is a legend containing a lightly shaded box to the immediate left of the word "Options" and immediately below which is a darkly shaded box to the immediate left of the word "Futures". Futures contracts were traded at the rate of approximately 100 million in 1994, 85 million in 1995, 80 million in 1996, 90 million in 1997, 105 million in 1998 and 80 million in 1999. Options contracts were traded at the rate of approximately 30 million in 1994, 30 million in 1995, 25 million in 1996, 30 million in 1997, 35 million in 1998 and 35 million in 1999.]

         Stock Index Products. We offer trading in futures and options contracts based upon the S&P 500(R) and Nasdaq 100(R) stock indices, as well as other domestic and foreign small, medium and large cap indices. Over 90% of our volume in stock index products is in products based on the S&P 500 Index, to which we have an exclusive contract. Standard & Poor's Corporation designed and maintains the S&P 500 Index to be an accurate proxy for a diversified equity portfolio representing a broad cross-section of the U.S. equity market. The index is based upon the stock prices of five hundred large-capitalization companies. In 1999, the total notional value of S&P 500 futures contracts traded was $9.7 trillion compared to the $8.9 trillion value of stocks traded on the New York Stock Exchange. The Nasdaq 100 Index, also known as the "technology index," is based on the one-hundred largest non-financial stocks listed on the Nasdaq stock market. These products give market users the ability to hedge their equity portfolios, to efficiently gain exposure to U.S. and foreign equity markets without the execution and capital costs of implementing their trading strategy in the underlying cash markets, to take advantage of spread opportunities between different sectors of the market, to enhance the return or yield on an underlying portfolio of stocks or commodities, and to diversify a portfolio. Market users include public and private pension funds, investment companies, mutual funds, insurance companies and other financial services companies that benchmark their investment performance to different segments of the equity markets.

         As depicted in the chart below, our equity index product trading volumes have increased substantially in the last two years. In addition, we currently have about a 90% market share in all U.S. listed stock index futures and options on futures. Our dominance in this market reflects the liquidity that our members provide, as well as the fact that the S&P 500 Index is the U.S. financial standard for benchmarking stock market returns. In addition to the overall strength of the U.S. equity markets, our equity index volume growth in 1998 is attributable to a one-half reduction in the size of our S&P 500 futures contract in November 1997, making the contract more attractive to smaller institutions. To benefit market users of our equity index products, we have introduced flexible term options on our equity index futures. These options allow users to more precisely tailor expiration dates, strike prices, the exercise style, and various other features of our standardized options contracts, in order to meet their needs and complement their trading strategies.

         [Graphic: Bar graph entitled "VOLUME OF EQUITY INDEX CONTRACTS TRADED 1994 - 1999" and representing the number of futures and options contracts on various stock indices traded on the CME. Below the horizontal axis each year measured is listed in chronological order from left to right. The vertical axis indicates the number of contracts traded, in millions, beginning with zero and increasing, in intervals of 10, to 50. The lower portion of each bar is darkly shaded to the extent of the futures contracts traded and the top portion is lightly shaded to the extent of the options contracts traded. Inset in a small square to the right of the graph is a legend containing a lightly shaded box to the immediate left of the word "Options" and immediately below which is a darkly shaded box to the immediate left of the word "Futures". Futures equity index contracts were traded at the rate of approximately 17 million in 1994, 17 million in 1995, 19 million in 1996, 22 million in 1997, 36 million in 1998 and 41 million in 1999. Options equity index contracts were traded at the rate of approximately 4 million in 1994, 5 million in 1995, 4 million in 1996, 5 million in 1997, 5 million in 1998 and 3 million in 1999.]

         We have had a licensing arrangement with Standard & Poor's Corporation since 1980 that gives us the exclusive right to trade futures and options on futures contracts on specified S&P stock indices, including the S&P 500. In 1997, we extended this arrangement until 2008, ensuring the continued success and expansion of this market. Our Nasdaq 100 license agreement will also continue until 2005.

         In 1997, we launched our highly successful E-Mini S&P 500 futures and options contracts and, in 1999, we launched our E-Mini Nasdaq 100 futures contracts. These contracts, which are traded both by electronic trading on GLOBEX\\2\\ and open outcry pit trading, are one-fifth the size of our principal S&P 500 and Nasdaq 100 futures contracts, and are designed to appeal to our growing retail and small institutional customer segment. The method of execution for these E-Mini products is determined by the size of the order. Smaller orders utilize complete electronic order entry, routing and trade matching via GLOBEX\\2\\. Larger orders are executed by open outcry on the trading floor via our innovative All-Or-None (AON) facility. AON allows for pit transactions to be executed in full, at the size and price specified. Since their introduction, trading volumes in these products have grown rapidly. As the chart below indicates, quarterly volume in our E-Mini S&P 500 futures and options contracts recently exceeded three million contracts. The strong growth pattern is indicative of the strength of the U.S. equity markets, as well as the increasing prevalence of sophisticated retail customers interested in Internet access and day trading. We expect continued growth in our existing E-Mini markets and to develop E-Mini versions of some of our other products that will attract retail customers and small institutions.

         [Graphic: Bar graph entitled "E-MINI S&P QUARTERLY VOLUME Q4 1997 - Q4 1999" and representing the quarterly trading volume of E-Mini S&P 500 futures and options contracts from the fourth quarter of 1997 through the fourth quarter of 1999. Below the horizontal axis each quarter measured is listed in chronological order from left to right. The vertical axis indicates the number of contracts traded, in millions, beginning with zero and increasing, in intervals of 0.5, to 3.5. E-Mini contracts were traded at the rate of approximately 0.6 million in the fourth quarter of 1997, 0.7 million in the first quarter of 1998, 0.8 million in the second quarter of 1998, 1.3 million in the third quarter of 1998, 1.4 million in the fourth quarter of 1998, 2.0 million in the first quarter of 1999, 2.5 million in the second quarter of 1999,
3.0 million in the third quarter of 1999 and 3.2 million in the fourth quarter of 1999.]

         Currency Products. Since developing financial futures for currencies in 1972, we have built a strong presence in foreign currency trading, providing traders, investors and risk managers with tools to hedge their risk from foreign exchange market movements. Average daily turnover in the interbank foreign exchange market exceeds $1 trillion, making this market the world's largest. The interbank foreign currency market is dominated by large banks and multinational corporations. The CME provides an attractive alternative to this market by offering foreign currency futures and futures options contracts so that large and small investors alike can have equal access to the world of foreign exchange. We offer futures and options on futures contracts on the world's major currencies, including, among others, the Euro, Deutsche mark, Japanese yen, British pound, Canadian dollar, French franc, Swiss franc, Mexican peso, and Australian dollar. Users of these markets are institutions such as banks, hedge funds, commodity trading advisors and corporations with foreign currency exposures, and retail customers who speculate for profit on foreign currency price movements. To benefit market users and compete effectively with the interbank foreign currency market, we have introduced All-Or-None trading whereby larger currency futures orders are filled in their entirety at a single price, without the possibility of partial fills. Additionally, foreign currency All-Or-None transactions can occur outside the bid/ask or daily high/low for regular futures contracts, and market participants can receive competitive quotes from multiple market makers.

         As indicated in the charts below, our foreign currency futures and options product trading volumes have declined significantly in the last five years, while our foreign currency EFP transaction volumes have increased. The decline in our futures and options trading volumes reflect several different trends: bank consolidations and increased use of internal netting mechanisms by our bank customers, reduced volatility in cash foreign currency markets, and the introduction of the Euro and subsequent phasing out of certain major European currencies. We also face significant competition in this product sector from the inter-bank foreign currency market, which offers comparable and highly liquid cash and forward rate agreement trading facilities in these foreign currencies. Despite declines in our foreign currency futures and options trading volumes, however, the growth in foreign currency EFP transactions and EFP fees have stabilized revenues from our currency products.

         [Graphic: Bar graph entitled "VOLUME OF CURRENCY CONTRACTS TRADED 1994
- 1999" and representing the trading volume of foreign currency options and futures contracts. Below the horizontal axis each year measured is listed in chronological order from left to right. The vertical axis indicates the number of contracts traded, in millions, beginning with zero and increasing, in intervals of 10, to 50. The lower portion of each bar is darkly shaded to the extent of the futures contracts traded and the top portion lightly shaded to the extent of the options contracts traded. Inset in a small square to the right of the graph is a legend containing a lightly shaded box to the immediate left of the word "Options" and immediately below which is a darkly shaded box to the immediate left of the word "Futures". Futures contracts were traded at the rate of approximately 27 million in 1994, 21 million in 1995, 18 million in 1996, 23 million in 1997, 23 million in 1998 and 18 million in 1999. Options contracts were traded at the rate of approximately 13 million in 1994, 10 million in 1995, 9 million in 1996, 6 million in 1997, 4 million in 1998 and 3 million in 1999.]

         [Graphic: Bar graph entitled "CURRENCY EFP AND FUTURES/OPTIONS PIT TRADING VOLUME 1994 - 1999" and representing trading volume in foreign currency transactions via pit trading and over the Exchange-for-Physicals (EFP) market. Below the horizontal axis each year measured is listed in chronological order from left to right. The vertical axis indicates the number of contracts traded, in millions, beginning with zero and increasing, in intervals of 10, to 50. The lower portion of each bar is darkly shaded to the extent of the pit trading volume and the top portion is lightly shaded to the extent of the EFP trading volume. Inset in a small square to the right of the graph is a legend containing a lightly shaded box to the immediate left of the initials "EFP" and immediately below which is a small darkly shaded box to the immediate left of the word "Pit". Pit trading volume was approximately 35 million in 1994, 27 million in 1995, 23 million in 1996, 22 million in 1997, 19 million in 1998 and 13 million in 1999. EFP trading volume was approximately 4 million in 1994, 3 million in 1995, 4 million in 1996, 7 million in 1997, 7 million in 1998 and 8 million in 1999.]

         Additionally, we have launched new E-Mini currency products based on the Euro and the Japanese Yen that we are targeting toward the developing electronic retail customer base opened up by the prevalence of on-line Internet trading of equities, and by our developing franchise in E-Mini equity products.

         Agricultural Products. Agricultural products were the core from which we started at the turn of the last century. The Exchange has maintained a strong franchise in our agricultural products, including contracts based on cattle, hogs, pork bellies, dairy products, and other agricultural commodities. Our market users include agricultural producers of commodities, food processors, and retail customers. Extensive revisions to existing contracts and the development of new products have led to stable volume and modest growth in this product sector in recent years. Our agricultural product trading volumes are depicted in the chart below. We believe that continuing consolidation and restructuring in the agricultural sector, and the reduction or elimination of government subsidies, could provide growth in our agricultural markets as large producers and processors adopt formal hedging and risk management programs.

         [Graphic: Bar graph representing and entitled "VOLUME OF AGRICULTURAL CONTRACTS TRADED 1994 - 1999". Below the horizontal axis each year measured is listed in chronological order from left to right. The vertical axis indicates the number of contracts traded, in millions, beginning with zero and increasing, in intervals of 2, to 10. The lower portion of each bar is darkly shaded to the extent of the futures contracts traded and the top portion is lightly shaded to the extent of options contracts traded. Inset in a small square to the right of the graph is a legend containing a lightly shaded box to the immediate left of the word "Options" and immediately below which is a darkly shaded box to the immediate left of the word "Futures". Futures contracts were traded at the rate of approximately 6.0 million in 1994, 5.7 million in 1995, 7.7 million in 1996,
7.6 million in 1997, 7.7 million in 1998 and 7.0 million in 1999. Options contracts were traded at the rate of approximately 0.5 million in 1994, 0.6 million in 1995, 0.5 million in 1996, 0.5 million in 1997, 0.6 million in 1998 and 1.0 million in 1999.]

         Other Products. We offer several interest rate, currency and index contracts based upon the emerging markets of the world, providing tools for managing the risk associated with emerging market financial flows, investments and foreign exchange transactions. We also developed the first exchange-traded credit and temperature-related weather derivatives contracts. We believe these contracts will create new risk management opportunities for credit institutions and insurance companies that face risks in their lending and insurance activities. The CME Quarterly Bankruptcy Index, the world's first exchange-listed consumer credit derivatives contract, is designed to allow credit card companies and other lenders in the $1.4 trillion consumer credit market to hedge risk associated with the escalating number of U.S. bankruptcy filings in recent years. Our Heating Degree Day and Cooling Degree Day futures and options on futures are designed to help businesses protect their revenues during times of depressed demand or excessive costs because of unexpected or unfavorable weather conditions. Weather affects an estimated 20 percent of the $9 trillion U.S. economy, and the OTC market in managing weather-related risk has grown significantly over the past few years.

Execution Facilities

         As indicated in the diagram below, we operate two trade execution facilities--open outcry trading pits and GLOBEX\\2\\. Both offer our users secure and reliable facilities, immediacy of trade execution, anonymity, and price transparency. Both the trading pits and GLOBEX\\2\\ are state-of-the-art trading environments supported by substantial infrastructure and technology for order routing, trade reporting, market data dissemination, and market surveillance and regulation.

         [Graphic: Flow-chart entitled and representing "CME Execution Facilities". Each symbol in the flow chart is shaded and a symbol's label is inscribed in that symbol. At the center of the chart is an octagon labeled "Pit Bid/Ask Trade Execution". Abutting its right face is a square labeled "Floor Broker", abutting its bottom face is a square labeled "Pit Reporter" and abutting its left face is a square labeled "Independent Trader (Buyer)". A line leads from the top center of the "Floor Broker" square, first branching horizontally to the right with its arrowhead abutting the left face of a rectangle labeled "Order". Farther upward, the line again branches horizontally to the right with its arrowhead abutting a square labeled "Member Firm". To the left of and parallel to the vertical portion of the line is written "Broker endorses order and returns to firm". A line extends from the top face of that square, connecting it to a rectangle labeled "Seller". That same line extends from the bottom left face of the "Member Firm" square to the top left face of the "Order" rectangle and resumes at the bottom left of that rectangle, turning horizontally to the left with its arrowhead abutting the right face of the "Floor Broker" square. A second line extends from the bottom center face of the "Member Firm" square to the top center of the "Order" rectangle, resumes at the bottom center of that rectangle until its arrowhead abuts the top face of a rectangle labeled "GLOBEX\\2\\ Terminal (front end)". A line extends from the lower right face of the "Member Firm" square, turning vertically downward and then horizontally to the left, at which point "Trade Submission" is written above the line, and the line's arrowhead abuts the upper left portion of a circle labeled "Clearing House". A horizontal line leaves the bottom right portion of the circle, at which point is written "Trade Confirmation" above the line. The line turns vertically upward and then horizontally to the left where its arrowhead touches the upper right face of the "Member Firm" square. Between the "Pit Reporter" square and the "Clearing House" circle is a rectangle labeled "GLOBEX\\2\\ System". An arrow points from the bottom of that rectangle to the top of the "Clearing House" circle. A line at the top face of the rectangle connects it to the "Pit Reporter" square. Halfway up this line is an arrowhead, immediately above which the line branches horizontally to the left and right. The arrow branching left abuts a rectangle labeled "Quotation Boards" and the arrow branching right abuts a rectangle labeled "Ticker Network". A two-headed arrow in the shape of a backward "L" is set to the right of the "GLOBEX\\2\\ System" rectangle, with the arrowheads pointing to the right face of the rectangle and the bottom center of the "GLOBEX\\2\\ Terminal (front end)" rectangle. A two-headed arrow in the shape of an "L" is set to the left of the "GLOBEX\\2\\ System" rectangle, with the arrowheads pointing to the left face of the "GLOBEX\\2\\ System" box and a second box labeled "GLOBEX\\2\\ Terminal (front end)". An arrow leads from the bottom center of a second square labeled "Member Firm", which is aligned to the left of the previously described "Member Firm" box, to the top center of the second "GLOBEX\\2\\ Terminal (front end)" box. A line leaves from the bottom left face of the second "Member Firm" square and turns vertically downward and then horizontally to the right where its arrowhead abuts the left face of the "Independent Trader (Buyer)" box. Another line leads from the lower left face of the "Member Firm" square, turning vertically downward and then horizontally to the right where its arrowhead abuts the upper left side of the "Clearing House" circle. To the left of the arrowhead and above this horizontal segment is written "Trade Submission". A horizontal line leads from lower left side of the circle, above which portion is written "Trade Confirmation". The horizontal line then turns vertically upward and then horizontally to the right where its arrowhead touches the upper left face of the "Member Firm" square.]

         Open Outcry Trading. Open outcry trading occurs in individual pits on our two trading floors and represents ninety-two percent of our total volume in 1999. The pits are the centralized meeting place for floor brokers and independent traders to trade contracts. Orders for market participants not on the floor are relayed to brokers for execution in the pits. The trading floors, covering 70,000 square feet, have tiered booths surrounding the pits from which clearing member firm personnel can communicate with customers regarding current market activity and prices and receive orders either electronically or by telephone. In addition, our trading floors display current market information and news on wallboards hung above the pits.

         GLOBEX\\2\\ Electronic Trading. Our original GLOBEX System, which we jointly developed in partnership with Reuters, was introduced in 1992. GLOBEX\\2\\, the second generation system we introduced in 1998, is based on the NSC system developed and licensed to us by our GLOBEX\\2\\ partner, ParisBourse. GLOBEX\\2\\ maintains an electronic, centralized order book and trade execution algorithm for futures and futures options contracts and allows users to directly enter orders into the order book. Initially, these systems were used to offer our products to market users after the close of our regular daytime trading sessions. Today, however, we trade some of our most successful products virtually around the clock on our GLOBEX\\2\\ system, including our E-Mini S&P 500 futures and options contracts, E-Mini Nasdaq 100 futures, E-Mini Euro FX futures and E-Mini Japanese Yen futures. In 1999, we initiated simultaneous "side-by-side" electronic and open outcry trading in our most successful contracts--Eurodollar futures and options--expanding market users" alternatives for trade execution facilities. Most recently, we have initiated trading exclusively on our GLOBEX\\2\\ system, in certain foreign currency cross-rate contracts, and in innovative new credit and weather derivatives products. Eight percent of our 1999 volume was traded on GLOBEX\\2\\ and, as indicated in the table below, our yearly GLOBEX\\2\\ volume is growing rapidly. GLOBEX\\2\\ trading volume has increased from 210,000 contracts in 1992, when the original system was launched, to more than sixteen million contracts in 1999. Through 1998, GLOBEX\\2\\ volume doubled every year since 1996.

         [Graphic: Bar graph entitled "GLOBEX VOLUME 1992 - 1999" and representing the number of contracts traded over the GLOBEX System and its 1998 replacement the GLOBEX\\2\\ System. Below the horizontal axis each year measured is listed in chronological order from left to right. The vertical axis indicates the number of contracts traded over these Systems, in millions, beginning with 0 and increasing, in intervals of 5, to 20. System volume was approximately 0.2 million in 1992, 0.4 million in 1993, 1.0 million in 1994, 1.5 million in 1995,
2.0 million in 1996, 4.0 million in 1997, 8.0 million in 1998 and 16 million in 1999.]

         GLOBEX\\2\\ users include clearing member firms, locals, market makers, commodity trading advisors and individuals that have been issued electronic trading hours permits. In response to the rapid growth in electronic trading of financial instruments, we are significantly expanding the functionality, capacity and distribution of GLOBEX\\2\\. The flexibility of the open architecture design of GLOBEX\\2\\ allows us to add new products to the system and to easily and quickly increase processing throughput.

         Technology Supporting our Execution Facilities. We have enhanced our open outcry and electronic markets with automation and cost efficiencies that will help us retain our competitive advantage of instant liquidity for market users. In order to streamline the trading operations of our members and link our existing order routing technology, we have developed an application programming interface, CME FIX API(TM), designed to efficiently route orders from independent software vendors' and clearing member firms' order management systems to our trading floors and to GLOBEX\\2\\.

         As indicated in the diagram below, orders are sent from the end user or member's trading application, through our secure network, and then delivered to CUBS(TM), TOPS Route(TM) or GLOBEX\\2\\. These systems then execute in the case of GLOBEX\\2\\ or, in the case of CUBS and TOPS Route, route the order to the trading floor for execution and return the fill information back to the member or end user. CUBS enables our floor brokers standing in the pits to electronically receive orders and report fills to the order originator by providing an electronic direct link between a clearing member firm's order desk and a filling broker. TOPS Route, our electronic order entry, routing, and fill reporting system, expedites the flow of orders permitting clearing member firms and their customers to electronically route orders directly to our trading floors. TOPS Route also generates fill reports and transmits trade records to member firms' back office systems. TOPS Route can be accessed from a dedicated TOPS Route terminal or through a firm's proprietary system connected via the CME FIX API. GalaxC(TM), introduced in 1999, is our proprietary wireless handheld unit that offers our local floor traders the ability to enter limit orders and execute against orders resting on GLOBEX\\2\\, and to execute trades in the cash foreign currency markets. Our development of links between open outcry, electronic trading and electronic order routing will provide market users with greater access to the liquidity and execution facilities we provide.

         [Graphic: Flow-chart representing and titled "CME's Trading and Order Routing Systems". Each symbol in the chart is shaded and a symbol's label is inscribed in that symbol. Atop the chart, a two-headed arrow runs between a rectangle labeled "Internet Access" and a rectangle below it labeled "Retail-Ordering Clearing Firms". From the bottom left of the latter rectangle, a two-headed arrow runs to the top left of an oval labeled "FIX API Access". From the top right of that oval a two-headed arrow in the shape of two stair steps leads to a rectangle labeled "Clearing Firm". From the top of that rectangle, a two-headed arrow connects it to a rectangle labeled "Public Customer" and from its right face a two-headed arrow connects it to a rectangle labeled "Proprietary Trading Desk". From the bottom right of the "FIX API Access" oval, a two-headed arrow in the shape of a backward "L" leads to the right face of a square labeled "GLOBEX\\2\\". A two-headed arrow connects the top center of the "GLOBEX\\2\\" square to the bottom center of a rectangle labeled "GLOBEX Terminal". From the upper right face of the "GLOBEX\\2\\" square, a two-headed arrow runs diagonally upward to a rectangle labeled "TOPS ROUTE Order Routing System". An arrow runs from the right face of that rectangle to the words "Other Exchanges", a two-headed arrow runs from its top face to a rectangle labeled "TOPS Terminal" and a two-headed arrow runs from its left face to the "FIX API Access" oval. From the bottom of the "FIX API Access" oval a two-headed arrow in the shape of an "L" runs to the left angle point of a hexagon labeled "CUBS II Amker Station". This hexagon is connected by two chevrons, pointing left and running from its bottom face, to the top face of a hexagon labeled "GalaxC Wireless Handheld". A two-headed arrow in the shape of an "L" runs from the bottom face of the "GLOBEX\\2\\" square to left angle point of the "GalaxC" hexagon. That hexagon is connected by two parallel lines running from its right angle point and lower right face to a hexagon labeled "Telephone Lines". Two chevrons, pointing to the right run from the latter hexagon's top face to the bottom face of a fourth hexagon labeled "Ticket Printing & Trade". Two parallel lines connect this fourth hexagon at its left angle point and lower left face to the "CUBS II" hexagon. Each hexagon is the same size. Written beneath the bottom two hexagons is "Open Outcry Trading." A two-headed arrow in the shape of a single stair step runs upward and to the right from the top of the "Ticket Printing & Trade" hexagon to the "TOPS ROUTE" rectangle.]

         We are also expanding global access, virtually twenty-four hours a day, to our trading, clearing and risk management facilities. Recognizing the growth in electronic trading and our ability to expand our product reach around the globe, we have nearly doubled the number of dedicated GLOBEX\\2\\ terminals in use. In addition to the thousands of order routing terminals that interface with our GLOBEX\\2\\ trading environment, we have over 1,200 GLOBEX\\2\\ execution terminals in the United States and throughout the world: 855 in the U.S. (not including over 300 on our two trading floors) and 54 terminals internationally (Europe, Asia, Bermuda). In addition, many firms and customers route orders to GLOBEX\\2\\ via the Internet, further extending electronic access to our markets. Our ten largest retail-oriented clearing members have full Internet order routing capabilities, including the ability to execute trades, check account balances, and gain on-line access to quotes and charts.

         In addition to technology, we offer market users other trade execution efficiencies. For example, in 1992, we introduced the Average Price System(TM)
(APS), which enables clearing member firms to compute and confirm average prices when multiple prices are received on the execution of an order or series of orders during a single trading day. APS was developed to address the difficulty account managers have when an order representing multiple accounts is executed at different prices. These account managers sometimes prefer to use alternative dealer markets where a single price execution is available--although sometimes at less favorable prices. APS provides our market users with the operational flexibility they need, while also providing the transparent, competitive and efficient pricing that we provide in our markets.

Clearing

         The CME Clearing House is one of the premier clearing organizations in the financial services industry. It has set the standard for prudent risk management and efficient, reliable operations. Our Clearing House clears, settles, nets and guarantees performance of all matched transactions in our contracts. Unlike most other exchanges, the Exchange owns and operates the Clearing House, enabling the Exchange to achieve the closest possible coordination between its clearing functions and its other main business areas of risk management, new product initiatives, customer service and competitive issues. The Clearing House marks all open positions to market at least twice a day--more often if market volatility warrants. At each settlement cycle, the Clearing House calls for payment from clearing members whose positions have lost value, and it pays to clearing members whose positions have gained value. The diagram below illustrates the daily mark-to-market and settlement activities of Clearing House.

         [Graphic: Flow-chart titled and representing "CME Clearing House Activities". Each symbol in the chart is shaded and a symbol's label is inscribed in that symbol. Atop the chart, two octagons are aligned horizontally, with a horizontal arrow pointing from the right face of the octagon labeled "LONG POSITION" to the left face of the octagon labeled "SHORT POSITION". A single arrow points from the bottom face of each octagon to one of two ovals, each oval being aligned horizontally and centered beneath each octagon. Each oval is labeled "CLEARING FIRM MEMBER". An arrow bent as if signifying the time five o'clock, points from the bottom right portion of the left oval to the top of a large circle labeled "CLEARING HOUSE Match Trade Guarantee Trade Collect margins and settlement variations". Inserted into the vertical portion of the arrow line is an unshaded circle containing the number "2". Immediately above the arrowhead and sloping downward to the right is written "TRADE DATA". Halfway embedded in the top center of the large circle is a much smaller unshaded circle containing the number "3". A two-headed arrow bent as if signifying the time five o'clock, leads from the bottom center of the left oval to the top of the large circle. Inserted after the bend into the arrow line and just above the arrowhead is an unshaded circle containing the number "4". An arrow leads from the lower left face of the left oval and turns vertically downward to abut the top of a rectangle labeled "SETTLEMENT BANK Makes payment from clearing firm to clearing house and safekeeps margin assets". An arrow leads upward from the top left of the rectangle and turning horizontally to the right where its arrowhead abuts the upper left face of the left oval. An arrow in the shape of an "L" leads from the left face of the large circle to the rectangle. An unshaded circle containing the number "4" is inserted into the horizontal segment of the arrow line. An arrow in the shape of an "L" runs from the bottom of the rectangle to the large circle. An unshaded circle containing the number "5" is inserted into the perpendicular portion of the arrow line. Written below the horizontal portion of the arrow line is "CONFIRMS PAYMENT". An arrow in the shape bent as if signifying the time seven o'clock, points from the bottom left face of the right oval to the top of the large circle. Inserted into the vertical segment of the arrow line is an unshaded circle containing the number "2". Above the arrowhead and sloping downward and to the left is written "TRADE DATA". A two-headed arrow bent as if signifying the time seven o'clock, leads from the bottom center of the left oval to the top of the large circle. Inserted after the bend in the arrow line and just above the arrowhead is an unshaded circle containing the number "4". A horizontal line leaves from the lower right face of the right oval, turns vertically downward where its arrowhead touches the top of a second rectangle labeled "SETTLEMENT BANK Makes payment from clearing firm to clearing house and safekeeps margin assets". An arrow in the shape of a backward "L" leads from the right face of the large circle to the rectangle. An unshaded circle containing the number "4" is inserted into the horizontal segment of the arrow line. An arrow in the shape of a backward "L" runs from the bottom of the box to the large circle. An unshaded circle containing the number "5" is inserted into the vertical segment of the arrow line. Written below the horizontal segment of the arrow line is "CONFIRMS PAYMENT". An arrow leads upward from the top right face of the box, turns horizontally to the left and abuts the upper right face of the right oval. An arrow leads from the lower right face of the oval, turns vertically downward and abuts the rectangle.]

         Our ability to conduct a minimum of two daily settlement cycles helps protect the financial integrity of the Clearing House, our clearing member firms, and market participants. The CME Clearing House has a perfect record for performance on its obligations, and no clearing member firm has ever failed to perform on its obligations to the CME Clearing House. On an average day, we act as custodian for approximately $20 billion in performance bond assets, and we move an average of $990 million of settlement variation funds through our clearing system. As indicated below, our Clearing House guarantees the performance of our contracts with approximately $64 billion in available assets.

          CME Clearing House Available Assets as of December 31, 1999
                                 (in billions)

     Aggregate Performance Bond Deposits by Clearing Member Firms          $18.9
     Market Value of Pledged Memberships                                     0.1
     CME Surplus Funds                                                       0.1
     Security Deposits of Clearing Members                                   0.4
     Common Bond of Clearing Members                                        44.8
                                                                           -----
                                      Total                                $64.3

         The CME Clearing House guarantee of performance is a significant attraction of our markets: our market users do not need to evaluate the credit of each potential counterparty or limit themselves only to a selected set of counterparties. This increases the potential liquidity available for each trade and reduces the costs of using our markets. Additionally, the substitution of the CME Clearing House as the counterparty to every transaction allows our market users to establish a position with one party, and then to offset the position with another party. This contract netting process provides our market users with significant flexibility in establishing and adjusting positions.

         In order to ensure performance, we establish and monitor financial requirements for our clearing members and set minimum performance bond levels for our traded products. The CME Clearing House holds performance bond collateral to cover the largest reasonable losses between marks-to-market. It typically seeks to cover at least ninety-five percent of all daily price changes in each product. The Clearing House uses its proprietary SPAN(R) system, which targets performance bonds to risks, to simulate the gains and losses of complex portfolios. We utilize risk management and financial surveillance programs designed to prevent the accumulation of losses, ensure that sufficient resources are available to cover future obligations, promptly detect financial and operational weaknesses, and allow swift and appropriate action to be taken to rectify any financial problems. In the unlikely event that a clearing member defaults on any payment obligation to the Clearing House, we would apply the clearing member's security deposit, its performance bonds on deposit with the Clearing House, and any of its other assets available to the Exchange, including the proceeds from the sale of any memberships owned by or assigned to the defaulting clearing member, in order to discharge the clearing member's payment obligation. If the Clearing House is unable to satisfy the default with such assets, then the deficit would be reduced by the application of funds from the following sources in the following order of priority: surplus funds of the Exchange, security deposits of other clearing members, and funds collected through the assessment of a common bond against all other clearing member firms. In order to ensure adequate liquidity for the Clearing House in dealing with a clearing member default, we have an unsecured, confirmed $350 million Line of Credit Agreement with a consortium of banks. This line of credit may also be utilized if there is a temporary problem with the domestic payments system that would delay payments of settlement variation between the Clearing House and clearing members.

         The Clearing House also manages final settlement on all CME contracts, including cash settlement, physical delivery of selected commodities, and option exercise and assignment. Although more than ninety-five percent of all futures contracts are liquidated before the expiration of a contract, the remainder must be delivered according to detailed specifications. The Clearing House acts as the delivery agent for all contracts. This ensures that timely delivery of the exact quality and quantity specified in a contract is made by the seller, and that full and timely payment is made by the buyer.

         Our objective is to offer the highest possible risk management services and financial safeguards to our clearing member firms while providing maximum capital efficiencies to users of our markets. In 1999, we enhanced our financial safeguards by increasing our security deposit pool from $125 million to $305 million. We also introduced net margining in proprietary accounts, thereby reducing capital costs for our clearing member firms by an estimated $900 million a day. We implemented risk-based capital requirements to more closely match the capital requirements of our clearing member firms to the actual risks borne by such firms.

         In order to achieve further capital efficiencies for our clearing member firms, we have also established our Interest Earning Facility(TM), two money market funds managed by a third party investment manager, to allow clearing member firms to enhance the yields that they receive on their performance bond collateral deposits with the Clearing House. We currently have approximately $1 billion in balances in these funds, which are benchmarked against the ninety-day U.S. Treasury Bill average yield. Because initial and maintenance performance bonds, as well as profits in some of our contracts, are denominated in various foreign currencies, the Clearing House offers the Moneychanger(TM) Service to its clearing member firms. This service provides traders with access to overnight funds in various foreign currencies at competitive bid/ask spreads free of charge for the transfer of funds to satisfy the terms of a futures contract.

         To support our objective to provide firms with high quality clearing services, we have developed in conjunction with the New York Mercantile Exchange a state-of-the-art clearing system, Clearing 21(R), which processes positions on a near real-time basis, providing users with up-to-the-second data on trades, positions, money and risk exposure. Clearing 21 supports futures and options products, securities, and cash instruments, as well as complex new product types including combinations, options on combinations, options on options, swaps, repurchase and reverse repurchase agreements, and other instruments. Through Clearing 21 workstations, our clearing member firms can electronically manage their positions, exercise options, enter transactions related to foreign currency deliveries, manage collateral posted to meet performance bond requirements, and access all of our other on-line applications. Together with GLOBEX2, we offer near straight-through processing of transactions in our products.

         The Clearing House's highly sophisticated SPAN system has now been adopted by over thirty other exchanges and clearing organizations worldwide. SPAN simulates the effects of changing market conditions on a complex portfolio and uses standard options pricing models to determine a portfolio's overall risk. SPAN then generates a performance bond requirement that covers the largest reasonable overnight loss.

         We have led the industry in establishing cross-margining agreements with other leading clearing houses that reduce capital costs for clearing member firms and users of our markets. We have implemented, or are in the process of implementing, cross-margining arrangements with The Options Clearing Corporation, and Commodity Clearing Corporation, the Board of Trade Clearing Corporation, the London Clearing House, the Singapore Exchange Derivatives Clearing and Clearnet.

         The CME Clearing House has the operational capacity and organizational expertise to extend its services flexibly and efficiently to a range of potential new products and also to other exchanges and trading platforms.

Market Data

         Our markets generate valuable information regarding prices and trading activity in our products. We sell our "market data," which includes bids, offers, trades, and trade size to banks, broker-dealers, public and private pension funds, investment companies, mutual funds, insurance companies, individual investors, and other financial services companies or organizations that use our markets or monitor general economic conditions. Revenue from market data represents approximately 20% of our revenue during the first nine months of 1999, and has grown at an annual rate of 5.6% over the last five years. In general, the price information is sent via dedicated networks to 115 worldwide quote vendors who consolidate our market data and information with that from other exchanges and third party data and news services and resell the consolidated data and information to their subscribers. These quote vendors distribute our market data through dedicated networks, the Internet, and through wireless handheld devices. We currently have over 36,000 subscribers of our real time market data who display the data on over 175,000 screens. The market data supplied by the Exchange is central to trading activity in our products and to trading activity in related cash and derivatives markets The dissemination of real time data generates revenue and supports our customer bases with timely market information.

         We believe that the evolution of technology and the financial services industry will change the existing distribution channels, sales methods and pricing structure for market data. Increases in the volume of electronic trading, the use of the Internet as a distribution mechanism, and increases in the use of our products by individual retail investors will all impact the sale of our market data. We have created marketing programs to stimulate usage of our market data, and we have begun to enter into new business relationships with companies that develop value-added computer-based applications that use our market data to provide specific insights into the dynamics of trading activity in our listed contracts.

International Alliances

         We are expanding our network of international alliances and partnerships with other exchanges in order to offer our products to customers on a global basis and to access the existing distribution capabilities of some of our partners' electronic trading systems. We have established the GLOBEX Alliance with the derivatives markets operated by ParisBourse in France, The Singapore Exchange Derivatives Trading Limited, the Bolsa de Mercadorias y Futuros in Brazil, and the Montreal Exchange. We have also entered into a partnership with the London International Financial Futures & Options Exchange and its clearing partner, the London Clearing House. Through these alliances, partnerships and relationships, we intend to offer our customers capital efficiencies by cross-margining mutually agreed upon highly correlated products; trading efficiencies by interconnecting our trading platforms and networks of each exchange and by harmonizing trading rules and interfaces. Additionally, when mutually beneficial, we will share in the cost in the development of technology. We seek to expand these alliances to include other foreign and domestic markets.

Marketing Programs and Advertising

         Our marketing programs target both institutional and retail customers. Our marketing programs for institutional customers aim to inform highly sophisticated traders, portfolio managers, corporate treasurers and other market professionals about novel uses of our products, such as new hedging and risk management strategies. We also strive to educate these users about changes in product design, margin requirements and new clearing services. Our marketing typically involves the development of personal relationships with professional traders who actively use our markets. We participate in all major domestic and international trade shows and seminars regarding futures and options and other derivatives products. In addition, we sponsor educational workshops and marketing events designed to educate market users about our new products. Through these relationships and programs, we ascertain the needs of our customer base and we use information from them to drive our product development and product maintenance efforts.

         We advertise our products and our brand name to increase our trading volumes. Our advertising strategy is twofold: to maintain awareness and familiarity among our institutional target customers and to generate awareness among our growing retail audience. Our primary method of communication is with print media, using both monthly trade magazines and daily business publications. We are also committing media dollars to Internet advertising given the growth of the medium and the synergies with our electronically traded products.

Competition

         We face a variety of competitors and competing marketplaces and products. We compete by offering market participants efficient, cost-effective and liquid marketplaces for trade execution through both open outcry and electronic trading platforms, broadly disseminated and transparent market and quotation data, a financially secure clearing system, access to market making, superior product design, and state-of-the-art technology. Additionally, we are continually enhancing our products and providing additional efficiencies to our customers. For example, to address competitive threats to our Eurodollar market, we have implemented trading in half-tick and quarter-tick increments; we have introduced mid-curve options and Eurodollar packs and bundles, and we have changed the final settlement procedures for these contracts to meet the needs of our customers. Additionally, we offer Eurodollar participants both open outcry and electronic trading platforms to choose from for trade execution. We believe we are well prepared to meet potential competition, and we are committed to maintaining the technology, services, market integrity and liquidity that make us an industry leader.

         OTC markets for interest rate and currency swaps, for cash currencies, and for other bilaterally negotiated derivative products compete with our products. However many of the participants in the over-the-counter markets use our products to hedge the risk they acquire in the over-the-counter markets. These over-the-counter markets depend heavily upon bilateral credit support; therefore, they tend to be dominated by large financial institutions with very high credit ratings. As a result, participation in these markets by certain market participants and financial institutions with lesser credit ratings is sometimes limited or more expensive. The mutualization of risk offered by our Clearing House guarantee, and the mitigation of counterparty credit risk, allows us to service a broader segment of customers in these financial markets.

         In addition to competition from other exchanges that offer comparable derivative products, we also face competition from other financial exchanges, from electronic trading systems, from consortia of end users and futures commission merchants, and from technology firms. Other financial exchanges have trading platforms and financial market expertise that may lead them to consider listing copies of our non-equity products. These potential competitors would still need to obtain the regulatory approval, establish market liquidity, and develop derivative product clearing services.

         Electronic trading firms that currently specialize in the trading of equity securities have electronic trade execution and routing systems that can be used to trade products that compete with our products. Typically, while these firms have advanced electronic and Internet technology, significant capitalization, and competitive pricing, they lack the overall market liquidity, distribution, neutrality and market integrity offered by our electronic and open outcry trading platforms. They also lack the financial security and guarantees offered by our Clearing House. In many cases these electronic trading systems do not have the regulatory systems and approvals to trade products that compete directly with ours.

         Consortia owned by member firms and large market participants also may become our competitors, particularly with respect to our Eurodollar futures and options contracts. For instance, BrokerTec Global LLC, a proposed electronic inter-dealer fixed income broker, has announced its intention to develop or acquire a facility for electronic trading of U.S Treasury securities, Euro-denominated sovereign debt and other fixed income securities and futures related products. All of the members of BrokerTec Global LLC are either clearing member firms of the Exchange or affiliates of our clearing member firms, and are significant participants in the Eurodollar market. Similarly, Electronic Brokerage System, a partnership of major market-making banks, has an electronic trading system for currencies and short-term forward rate agreements that are very similar to our Eurodollar futures contract.

         Technology companies, market data and information vendors, and front end software vendors also represent potential competitors because, as purveyors of market data, these firms typically have substantial distribution. As technology firms, they also have access to trading engines that can be connected to their data and information networks. Additionally, technology and software firms that develop trading systems, hardware and networks but who are otherwise outside of the financial services industry may be attracted to enter our markets.

Our Members

         We are presently owned by our members who have purchased seats on the Exchange. Members and individuals who have leased seats from members can execute trades for their own accounts or for the accounts of customers of clearing member firms. The trades of members and lessees of memberships for their own accounts qualify for lower fees in recognition of the market liquidity that their trading activity provides. Members and lessees also benefit from market information advantages that may accrue from their proximity to trading activity on the trading floors and from access to the GLOBEX\\2\\ order book. Memberships are purchased from existing members at prevailing market prices. There are four types of seats: CME, IMM, IOM, and GEM, each with different trading privileges and voting rights. All membership applicants are subjected to a thorough review process and must be approved.

         Members can buy or sell memberships through mechanisms maintained by the Exchange.

                       High/Low Sale Prices of Memberships
                                 (in thousands)

--------------------------------------------------------------------------------------------------------------------
                                                                                                          GEM
                              CME               IMM                IOM                 GEM              Fraction
                       ---------------------------------------------------------------------------------------------
Year      Qtr.          High      Low      High      Low       High      Low      High      Low       High      Low
--------------------------------------------------------------------------------------------------------------------
1998       1           $480.0    $459.0   $400.0    $390.0    $275.0    $255.0    $45.0     $38.0      $4.3     $3.5
--------------------------------------------------------------------------------------------------------------------
           2            410.0     390.0    335.0     210.0     245.0     135.0     30.0      21.5       3.6      1.5
--------------------------------------------------------------------------------------------------------------------
           3            333.0     251.0    242.5     180.0     151.0     110.0     28.0      15.0       2.3      1.5
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                                                               GEM
                 CME              IMM              IOM            GEM       FRACTION
--------------------------------------------------------------------------------------
       4    325.0   276.5   208.0   181.5    140.0    115.0   18.0   15.0   2.0    1.5
--------------------------------------------------------------------------------------
1999   1    340.0   310.0   275.0   217.5    205.0    127.0   18.0   18.0   1.9    1.6
--------------------------------------------------------------------------------------
       2    345.0   320.0   250.0   222.0    190.0    173.0   18.5   15.0   1.9    1.6
--------------------------------------------------------------------------------------
       3    480.0   345.0   330.0   240.0    225.0    191.0   16.0   12.5   1.7    1.4
--------------------------------------------------------------------------------------
       4    550.0   450.0   400.0   320.0    248.0    220.0   22.0   17.0   2.7    1.6
--------------------------------------------------------------------------------------
          Source:  Exchange records.

     Individual Members

     Our Membership Committee reviews applicants and conducts proceedings to determine whether candidates meet our membership criteria. Additionally, registration or a temporary license to act as either a floor broker or a floor trader must be granted by the National Futures Association before an individual can begin trading on the Exchange's trading floors. All members must be guaranteed or qualified to trade by a clearing member before they may personally execute a transaction on the Exchange. With respect to GLOBEX\\2\\, qualified members may obtain a terminal to trade for their own accounts and participate in the P-M-T Partnership as Class A Limited Partners.

     CME Division. The Chicago Mercantile Exchange division membership entitles the holder to execute trades in all futures and options contracts listed on the Exchange. There are 625 CME division memberships.

     IMM Division. The International Monetary Market ("IMM") division membership entitles the holder to execute trades in all currency and interest rate futures and options contracts, as well as the contracts assigned to the IOM and GEM divisions (defined below). There are 813 IMM division memberships.

     IOM Division. Membership in the Index and Option Market ("IOM") division entitles the holder to execute trades in all stock index futures contracts, random length lumber futures contracts, all options contracts, and all contracts assigned to the GEM division. There are 1,287 IOM division memberships.

     GEM Division. The Growth and Emerging Markets ("GEM") division membership entitles holders to execute trades in all growth and emerging market currency, stock index and interest rate products that are assigned to that division by the Board. When the GEM division was created in 1995, each member of the Exchange's other three divisions received a fractional GEM membership, and 50 memberships were sold to eligible third parties. GEM fractions may be sold and combined to create, together with the 50 full memberships that were sold to third parties, a total of 467 full memberships.

     Clearing Members

     An Exchange clearing member firm must satisfy our rigorous legal and financial requirements, as well as the requirements imposed by the CFTC. Nearly all of our clearing members are registered futures commission merchants. Clearing membership entitles the firm to execute orders on the Exchange and to clear resulting positions through the Exchange Clearing House. We have seventy clearing members.

     The right to be a clearing member in New CME will require an ownership interest equivalent to current requirements. Exchange rules require that each Exchange clearing member must own or have assigned to it at least two CME memberships, at least two IMM memberships and at least two IOM memberships. Additionally, a clearing member which was an IMM Class A clearing member on or prior to May 6, 1987, must own or have assigned to it at least one CME membership, three IMM memberships, and two IOM memberships. Finally, after November 3, 2000, each clearing member must have at least one GEM membership assigned to it. The rules also require that at least one CME, one IMM, one IOM and one GEM membership assigned to the clearing member must be owned by the clearing member or an officer, principal or partner with an acceptable proprietary interest.

     Upon completion of the demutualization transaction, each clearing member will be required to satisfy the above-described criteria by owning Class A shares and Class B shares in an amount reflecting the total shares allocated to such clearing member in respect to the memberships held by it for purposes of meeting those requirements. New CME management may choose to alter these ownership interest requirements.

Other Business Relationships And Subsidiaries

     P-M-T Limited Partnership. P-M-T Limited Partnership ("P-M-T") is an Illinois limited partnership that was formed in 1988 to initiate the development of the GLOBEX system. P-M-T owns all rights to electronic trading of the Exchange's products and has entered into contractual arrangements with the Exchange for the provision of services in connection with the operation of the system and the provision of related support services. The Exchange charges P-M-T for such services. The Exchange is the general partner of P-M-T, and the Exchange and certain of its members and clearing member firms are limited partners in P-M-T. The Exchange owned three hundred and twenty-one Class A P-M-T units as of September 30, 1999.

     GFX Corporation. GFX Corporation ("GFX"), was established by the Exchange for the purpose of maintaining and creating liquidity in our foreign currency futures contracts. Experienced foreign currency traders employed by GFX buy and sell our foreign currency futures contracts using our GLOBEX\\2\\ system. Offsetting arbitrage transactions using futures contracts or spot foreign currency transactions with approved counterparties in the interbank market are used to limit risk. GFX does not seek to profit from its trading and seeks to minimize risk. GFX's net trading gains amounted to $2.4 million in 1999, $4.8 million in 1998 and $2.2 million in 1997.

     CME Trust. The Chicago Mercantile Exchange Trust was established to provide financial assistance, on a discretionary basis, to customers of any clearing member that becomes insolvent. The Trust, the first of its kind for any exchange, contains $42.7 million in assets. The trustees of the fund, who are also members of the Exchange's Board of Directors, have discretion to use the fund to satisfy customer losses in the event a clearing member fails or is in such severe financial condition that it cannot meet a customer's obligations provided that those customers' losses are related to transactions in Exchange contracts. Neither the CME nor its members have any residual interest in the assets of the Trust.

Intellectual Property

     We regard substantial elements of our brand name, marketing elements and logos, products, market data, software, and technology as proprietary, and we attempt to protect these elements by relying on trademark, service mark, patent, copyright and trade secret laws, restrictions on disclosure and other methods.

Employees

     As of November 1, 1999, we had 1,038 full-time equivalent employees. We consider our relations with our employees to be good. We have never had a work stoppage, and none of our employees are represented by a collective bargaining agreement. However, since 1982, we have had an understanding with the International Union of Operating Engineers, Local 399, AFL-CIO, relating to building engineers at the headquarters building. At present, there are seven employees to whom this understanding applies.

Facilities

     The Exchange's principal executive offices are located at 30 South Wacker Drive, Chicago Illinois 60606. Our telephone number is (312) 930-1000. Our trading floor operations are also located there. We occupy approximately 430,000 square feet of office space under a lease that expires in 2003 and 70,000 square feet of trading floor space under a lease with the CME Trust. The trading arena has state-of-the-art wallboard price display systems, order-routing and communications systems. On November 1, 1998, we entered into a first extension of our lease with the CME Trust, and we have an option on three addition extensions which will secure the availability of our trading facility until October 2026. We maintain backup facilities for electronic systems in separate office towers at 10 and 30 South Wacker Drive, Chicago, Illinois. We also maintain remote offices in leased office space in Washington D.C., London, England and Tokyo, Japan. We believe that our facilities are adequate for our current operations and that additional space can be obtained if needed.

Legal Proceedings

     From time to time, we are involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this prospectus, except as described below, we are not a party to any litigation or other legal proceeding that, in our opinion, could have a material adverse effect on our business, operating results or financial condition. While the ultimate results of such proceedings against the Exchange cannot be predicted with certainty, management of the Exchange believes that the resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

     In May 1999, Victor Niederhoffer, Niederhoffer Investments, Inc., and several commodities pools controlled by Victor Niederhoffer filed a complaint against the Exchange and a number of unidentified employees, officials and members in federal district court in Chicago, under the Commodity Exchange Act. (Niederhoffer Intermarket Fund, L.P., et al. v. Chicago Mercantile Exchange, No. 99 C 3223 (N.D. Ill.)) The complaint charges that the Exchange failed to enforce its rules relating to the establishment of settlement prices on certain dates and that as a consequence Niederhoffer, the pools, and their futures commission merchant suffered damages of at least $105 million.

     On May 5, 1999, the Exchange, the Chicago Board of Trade, the New York Mercantile Exchange, and Cantor Fitzgerald, L.P., were sued by Electronic Trading Systems, Inc. in the United States District Court for the Northern District of Texas (Dallas Division) for alleged infringement of Wagner United States patent 4,903,201, entitled "Automated Futures Trade Exchange." The patent relates to a system and method for implementing an electronic, computer-automated futures exchange. If the plaintiff is successful in the lawsuit, we may be required to obtain a license to develop and market our electronic trading system, to cease developing or marketing that system or to redesign the system. We cannot assure you that we would be able to obtain such licenses or that we would be able to obtain them at commercially reasonable rates, or, if unable to obtain licenses, that we would be able to redesign our system to avoid infringement.

     Our defense has been undertaken by attorneys for Euronext, our licensor and a subsidiary of ParisBourse, pursuant to an indemnification agreement. Euronext has reserved its rights under such agreement in the event that any modifications to the licensed system made by us result in liability.

Regulation

     Regulation of the U.S. Futures Industry

     Futures and options contracts, which are traded on futures exchanges, are subject to regulation by the CFTC under the CEA. Futures exchanges in the United States and elsewhere are subject to extensive regulation. Clearinghouses affiliated with futures exchanges are similarly regulated. Our business activities fall within the scope of this law and these regulations. We are a designated contract market licensed by the CFTC.

     As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of futures markets and with protecting the interests of investors participating in those markets and in the cash markets underlying futures contracts. The Exchange maintains broad powers to ensure that free and open markets exist for the trading of futures and options contracts. In addition to its trading regulations, the Exchange has the power to take immediate action in dealing with an abrupt change in factors influencing futures markets in order to ensure orderly trading. In the United States, the CFTC is the federal agency responsible for the administration of the CEA.

     The CEA and CFTC rules govern most aspects of our operations and impose many affirmative obligations that can be costly and burdensome. Our ability to continue operating depends on continued compliance with the CEA and CFTC rules and regulations. Our ability to list new contracts is dependent on such compliance. If we fail to comply, the CFTC may conduct administrative proceedings which can result in censure, fine, the issuance of cease-and-desist orders or the suspension of our designation as a contract market.

     Changes in Existing Laws and Rules

     Additional legislation or regulation, or changes in existing laws and rules or their interpretation, may directly affect our mode of operation and our profitability. The CFTC has recently adopted regulations that will reduce the cost and burdens of listing new contracts for trading. Proposals for changes to the CEA that have been suggested by other regulators might be less favorable to our business. The regulations under which we have operated since 1974 may be changed in a manner that will permit unregulated competitors and competitors in other regulated industries to duplicate our markets and trade our products.

     The CEA requires all futures contracts to be executed on an exchange that has been approved by the CFTC. The exchange trading requirement has been modified by CFTC regulations to permit privately negotiated swap contracts to be transacted in the OTC market. At the end of 1998, according to data from the Bank for International Settlements, the total estimated notional amount of outstanding OTC derivative contracts was $80 trillion compared to $13.5 trillion for exchange-traded futures and options contracts. The CFTC exemption under which the OTC derivative market operates precludes the OTC market from using exchange-like electronic transaction systems and clearing. These limitations on the exemptions granted to the OTC market have been called into question by a recent report of the President's Working Group on Financial Markets ("PWG"). The PWG is made up of the Treasury Secretary, and the Chairmen of the Securities and Exchange Commission ("SEC"), the CFTC and the Board of Governors of the Federal Reserve System.

     The PWG advocates a complete exemption from the CEA for certain principal-to-principal derivative exchanges that provide trade execution services comparable to those performed by the Exchange. The customers who may access such exchanges are also significant customers of regulated exchanges such as ours. The PWG has not recommended equivalent treatment for the existing electronic markets operated by regulated exchanges. The PWG also recommends legislation that will permit CFTC regulated clearing organizations to clear futures, options on futures contracts, and OTC derivatives that are not securities or securities options. In contrast, the PWG recommends permitting banks and SEC regulated clearing organizations to clear financial derivative contracts, as well as equities, government securities, repurchase and reverse repurchase agreements, and other instruments. Finally, the PWG recommends permitting the CFTC to regulate foreign currency bucket shops, but also recommends permitting banks and broker-dealers, and their affiliates, to operate currency futures markets for retail customers without being subject to regulation under the CEA.


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements appearing elsewhere in this document.

Historical Overview

     We are currently a not-for-profit company and have operated in a manner consistent with that structure. During the 1980's, we held the position as the world's second largest derivatives exchange with volume growing from 25 million contracts in 1981 to in excess of 100 million in 1989. Revenues increased steadily over that period and, with a relatively fixed cost structure, profits added to a growing working capital position. In addition, members' equity grew from $17.0 million in 1980 to $89.0 million at the end of 1990. We continued to expand our open outcry markets, and in 1994 volume exceeded 200 million contracts traded. In 1993, we internally financed the construction of a second 37,000 square foot trading floor and began developing Clearing 21. During the 1990's, we continued to reinvest profits in product development and promotion that gave customers new hedging and trading instruments and expanded the CME product offering. In addition, we positioned ourselves for the future by adding to our working capital position, making ongoing investments in electronic trading and expanding strategic alliances.

     The competitive landscape changed in the 1990's with increased competition from the OTC market and the emergence of new electronic exchanges. Working capital at the end of 1998 was $95.0 million. During 1999, we made significant investments in technology infrastructure, trading floor technology and performance upgrades to GLOBEX. We financed these strategic initiatives, in part, through working capital--which declined to $74.9 million as of September 30, 1999.

     The chart below and related overview is based on financial results for the first nine months of 1999. Management believes they present a fair representation of our sources of revenue and expense categories.

     [Graphic: Pie chart entitled "1999 REVENUE SOURCES" and displaying each revenue source as a percentage of gross revenue for the first nine months of 1999. The entire chart represents and is subtitled "(100% = $158.5 MILLION)". Revenues are broken down as follows: Clearing Fees - 68% or $106.6, Quotation Data - 20% or $32.0, Investment Income - 4% or $6.5, Communications - 4% or $6.2 and Other - 4% or $7.1.]

     Clearing fees and quotation data fees account for 88% percent of total revenues, with investment income, communications charges to our members and clearing member firms and other operating revenue making up the remaining 12% of revenues.

     Clearing fees, which also include GLOBEX fees and other volume related fees, account for 68% of our revenues. Revenue from clearing fees is very sensitive to volume and changes in product mix which drives the average rate per trade. For the first nine months of 1999, the average rate per trade was 68(cent) and is a function of the following factors:

     .    Product mix (through September 30, 1999: futures 80%, options 16%,
          EFPs 4%)
     .    Account ownership status (member, lessee, customer, etc.)
     .    Product (licensed, non-licensed, E-Mini, etc.)
     .    Trading venue (open outcry, GLOBEX\\2\\)

     [Graphic: Line graph entitled "Average rate per trade (round-turn)" and representing clearing fee per trade cleared by the CME. Below the horizontal axis each year measured is listed in chronological order from left to right, beginning with 1994 and ending with 1999. The vertical axis indicates the average fee per trade in cents, beginning with $0.50 and increasing, in intervals of $0.05, to $0.70. A continuous line graph connects the average clearing fee per trade for each particular year. The average rate per trade was $0.55 in 1994, $0.61 in 1995, $0.62 in 1996, $0.58 in 1997, $0.55 in 1998 and
$0.68 in 1999.]

     The fluctuation in the rate per trade over the six year period is due to several factors. Fee reduction programs and product promotion fee waivers put downward pressure on the average rate per trade. Conversely, increases in the EFP surcharge and the relative growth in GLOBEX\\2\\ volume has increased the average rate per trade. Specifically, 8 cent of the increase in the rate per trade from 1998 to 1999 is related to the end of the fee reduction program that was in place during 1998, while approximately 3 cent is attributable to the rapid growth in GLOBEX volume in 1999.

     Pricing decisions for clearing fees are based on two primary factors. First, based on the competitive environment, we may raise or lower fees to address the business threat. Second, and somewhat related to the first, during times of excess profit, the Board may take action to reduce fees to build customer loyalty and increase pricing pressure on the competition. In 1998, we implemented a fee reduction initiative which resulted in a $16.9 million reduction in clearing fees and an additional $1.0 million waiver of lessee brokerage fees. In addition to the 1998 fee reduction program, in 1997 we reduced fees from August 1 through December 31. Fees were raised again in 1998, but not back to their original rates that were in effect prior to August 1, 1997. The graph below illustrates the effect fee reduction programs have had on clearing revenue.

     [Graphic: Bar graph entitled and representing "CLEARING FEES 1994 -1999". Below the horizontal axis each year measured is listed in chronological order from left to right. The vertical axis indicates the fees that were received, and would have been received had not some discount or fee waiver been in effect, in millions, beginning with zero and increasing, at intervals of 50, to 200. The lower portion of each bar is darkly shaded to the extent of the actual fees received. To the extent any fee reductions or waivers apply, the bars are shaded medium and lightly, respectively. Inset in a small square to the right of the graph is a legend containing a lightly shaded box to the immediate left of the word "Waiver", immediately below which is a slightly darker box to the immediate left of the words "Reduction in Rate", and immediately below which is a darkly shaded box to the immediate left of the word "Actual". Actual clearing fees were approximately $105 million in 1994, $102 million in 1995, $109 million in 1996, $117 million in 1997, $125 million in 1998 and $107 million for the nine months ended September 30, 1999. Fee waivers during the period amounted to approximately $15 million in 1994 and $25 million in 1998. Fee reductions during the period amounted to approximately $10 million in each of 1997 and 1998 and $7 million for the nine months ended September 30, 1999.]

     The second largest source of revenue, amounting to 20% of total revenue in the first nine months of 1999, is quotation data fees from the sale of market data. We have contractual relations with over 100 vendors who act as value-added resellers. The vendors disseminate the data to over 36,000 subscribers and remit the exchange data fee to us. Revenue growth in this key area has increased at a compounded annual rate of 6.5% over the past ten years. The number of subscribers, the revenue driver, has increased at a similar pace.

     Other revenues, which make up 12% of total revenues, are derived from telecommunications services provided to members, investment income and from various services provided to members.

     [Graphic: Pie chart entitled "1999 EXPENSES BY CATEGORY" and displaying each expense category as a percentage of total expenses for the first nine months of 1999. The entire chart represents and is subtitled "(100% = $147.6 MILLION)". Expenses are broken down as follows: Salaries & Benefits -40%, Professional Fees & Outside Services - 15%, Communications & Computer Equipment-13%, Depreciation & Amortization - 12%, Occupancy - 10%, Public Relations & Promotion - 3% and Other - 7%.]

     Our operating expenses have increased significantly since 1997 primarily due to increased staffing and expenditures for technology projects. For 1999, salaries and benefits accounted for 40% of our expenses as both the trading floor and the systems development and maintenance areas required large investments in human capital. The next largest category, professional fees and outside services, represents 15% of total expenses in 1999 and is primarily related to Information Technology ("IT") consultants that are working on strategic initiatives. Also included in this category are legal fees and license fees. The communications and computer equipment category accounts for 13% of our expenses and includes expenses to support the GLOBEX\\2\\ network, computer equipment and software and the cost to maintain the trading floors and tenant phone systems which are administered by our Telecommunications Department. The telecommunications revenue approximately offsets the related expense. Occupancy related to staff offices, trading floors and remote offices represent 10% of the expenses in 1999. Depreciation and amortization account for 12% of total expenses. Together, occupancy and depreciation and amortization make up our fixed costs and account for 22% of the budget. The last two categories, other operating expenses and marketing and promotion, account for only 10% of our expenses.

     In general, the results of operations reflect our not-for-profit membership structure. Only a very small percentage of our expenses are variable, thus, revenues from volume increases flow directly to operating income. Since we do not distribute earnings, we increase spending on discretionary items and reduce fees as a way of providing value to our members and improving the competitive position of the Exchange.

Results of Operations
($'s = thousands)

                                                    Nine months ended
                                                      September 30             Twelve months ended December 31
                                                -----------------------    ----------------------------------------
                                                   1999          1998         1998           1997          1996
                                                ---------    ----------    ----------     -----------  ----------
Revenues:
   Clearing fees                                $ 106,584    $  107,098    $ 124,575     $  116,917    $  109,006
   Quotation data fees                             32,046        29,669       40,079         37,719        36,486
   Communication fees                               6,226         6,079        8,128          7,885         7,637
   Investment income                                6,542         6,791        9,610          7,760         5,593
   Other operating revenue                          7,092         8,892       12,317          6,945         5,490
                                                ---------    ----------    ---------     ----------    ----------
   Total revenues                                 158,490       158,529      194,709        177,226       164,212
                                                ---------    ----------    ---------     ----------    ----------
Expenses:
   Salaries and benefits                           59,237        50,297       72,385         66,873        63,547
   Occupancy                                       14,069        15,614       19,702         19,779        20,138
   Professional fees, outside services and
   licenses                                        22,533        18,652       28,754         17,587        16,693
   Communications and computer equipment           19,593        15,900       22,731         17,197        17,352
   Depreciation and amortization                   18,030        13,335       17,943         16,689        16,038
   Public relations and promotion                   4,322         7,084        9,586         11,175         9,220
   Other operating expense                          9,849         8,268        9,415          8,868         8,815
                                                ---------    ----------    ---------     ----------    ----------
   Total operating expenses                       147,633       129,150      180,516        158,168       151,803
                                                ---------    ----------    ---------     ----------    ----------

Return of contributions from CME Trust                  0             0            0              0        15,717
                                                ---------    ----------    ---------     ----------    ----------
Income from continuing operations before
    limited partners' interest in P-M-T
    and income taxes                               10,857        29,379       14,193         19,058        28,126

Limited partners' interest in earnings
     of P-M-T                                      (1,201)       (1,957)      (2,849)             0             0

Provision for income taxes                         (3,862)      (10,969)      (4,315)        (6,963)      (12,035)
                                                ---------    ----------    ---------      ---------    ----------
Income from continuing operations                   5,794        16,453        7,029         12,095        16,091

Discontinued operations, net of tax                     0             0            0         (3,428)       (1,023)
                                                ---------    ----------    ---------     ----------    ----------
Net income                                      $   5,794    $   16,453    $   7,029     $    8,667    $   15,068
                                                =========    ==========    =========     ==========    ==========

Nine months ended September 30, 1999 compared to the nine months ended September 30, 1998

     Revenues of $158.5 million for the nine month period ended September 30, 1999 were approximately equal to the nine month period ended September 30, 1998. Clearing fees, which include GLOBEX/2/ transactions, were $106.6 million, $0.5 million less than the same nine month period in 1998 primarily due to a 8% decrease in volume from 170 million contracts to 156 million contracts, offset to some extent by a 3% shift in mix to higher priced customer business and increased GLOBEX volume. The decrease in volume was primarily due to reduced volatility, continued consolidation of institutional customers and a slow down in business as customers prepared for Y2K. Decreased interest rate volatility was due to low inflation and no significant world events, such as the Asian financial crisis, which had a positive effect on our interest rate products in 1997 and 1998. Revenue from quotation data fees was $32.0 million, up $2.4 million, due to an increase in the number of subscribers. Investment income was down $0.2 million, largely due to a decrease in the amount of funds available for investment. Other revenues decreased $1.8 million due to a reduction in trading revenues from our GFX subsidiary and a reduction in member fines. These reductions were partially offset by $1.4 million in revenues from GLOBEX\\2\\ terminal charges for which there was no revenue in 1998.

         Operating expenses were $147.6 million for the nine months ended September 30, 1999, an increase of $18.5 million from the same period last year. Expenses increased as a result of the technology advancements in the areas of GLOBEX\\2\\, trade order processing systems, hand-helds and infrastructure improvements. Salaries and benefits expense was $59.2 million, up $8.9 million, reflecting additional staff hired in information systems and the annual merit increase. Occupancy expense was $1.5 million less than last year due to a reduction in rent expense for the trading floor related to the lease renewal. Professional fees, outside services and licenses expense of $22.5 million reflected significant expenditures for GLOBEX\\2\\, Year 2000 compliance, trading floor systems, recruiting, legal services and S&P license fees. Expenses in this area increased by $3.9 million. Communications and computer equipment expense of $19.6 million includes rental and maintenance for hardware, software, networks and telecommunications systems for staff, tenants and the trading floors. Expenses for communications and computer equipment increased by $3.7 million primarily due to our expanding GLOBEX\\2\\ network. Depreciation and amortization expense increased by $4.7 million due to capital expenditures for computer equipment. Public relations and promotions expenses were $4.3 million for the first nine months, $2.8 million less than the same period last year reflecting a reduction in advertising and new product promotion. Other operating expense of $9.8 million was up $1.6 million due to increases in business and travel, board stipends, department supplies and software, staff training, state and local taxes and equipment lease interest.

         The Exchange adopted SOP 98-1 effective January 1, 1999, and accordingly, commenced capitalizing certain costs of developing internal use software which would otherwise have been expensed under its previous accounting policy. Costs capitalized during the nine months ended September 30, 1999 amounted to approximately $10.7 million.

         Income from continuing operations, before a deduction for limited partners' interest in the earnings of P-M-T and a provision for income taxes, for the first nine months of 1999 was $10.9 million, representing a decrease of $18.5 million versus the $29.4 million recorded in the first nine months of 1998.

         The limited partners' interest in earnings of P-M-T was $1.2 million for the first nine months of 1999, $0.8 million less than the same period in 1998 due to a reduction in partnership income.

         The provision for income taxes, at an effective tax rate of 40%, was $3.9 million compared to $11.0 million for the same nine month period in 1998.

Twelve months ended December 31, 1998 compared to the twelve months ended December 31, 1997

         Revenues for the year ended December 31, 1998 were $194.7 million compared to $177.2 million for 1997. Clearing fees and GLOBEX\\2\\ transaction fees increased to $124.6 million from $116.9 million in 1997 primarily due to a 13% increase in volume. Volume for 1998 was 227 million contracts traded as compared to 201 million contracts in 1997. Trading volume on GLOBEX, included above, increased 122% to surpass 9.7 million contracts, the sixth consecutive year of record volume. The profit impact of this growth in volume was reduced by a $16.9 million fee reduction program and an additional $1.0 million waiver of lessee brokerage. The fee reduction program included fees paid by clearing firms for the period October 12, 1998 through December 18, 1998. Quotation data fees increased to $40.1 million in 1998 from $37.7 million in 1997 as a result of an increase in subscribers and devices in service. Communication fees of $8.1 million increased $0.2 million, or 3% over 1997. Investment income was up $1.9 million due to an increase in the average invested balance which more than offset the negative impact of declining interest rates. Other operating income increased to $12.3 million from $6.9 million primarily due to an increase in GFX trading revenues and systems consulting fees we received for enhancements to the Clearing 21 system.

         Total expenses in 1998 were $180.5 million compared to $158.2 million in 1997. The increase was due primarily to new strategic initiatives, electronic trading and other technology projects and enhancements. Salaries and benefits costs increased $5.5 million to $72.4 million due primarily to increases in salaries and bonuses versus the prior year. Professional fees, outside services and license fees of $28.8 million were $11.2 million greater than in 1997 primarily due to expenses associated with the strategic planning process and increased spending on GLOBEX\\2\\, Year 2000 compliance and trading floor technology. Expenses for communications and computer equipment were up $5.5 million due, in large part, to communications cost related to the GLOBEX\\2\\ network. The other expense categories were relatively flat year-to-year.

         Income from continuing operations, before a deduction for limited partners' interest in the earnings of P-M-T and a provision for income taxes, was $14.2 million in 1998, a decrease of $4.9 million versus the $19.1 million recorded in 1997. The primary reason for the decrease was the clearing fee reduction program and waiver of lessee brokerage for the period October 12, 1998 through December 18, 1998.

         The limited partners' interest in earnings of P-M-T was $2.8 million for 1998 as compared to zero in 1997. Under the terms of the partnership agreement, the CME as general partner, absorbs all losses, and in 1997 P-M-T had a loss of $0.9 million.

         The provision for income taxes, at an effective tax rate of 38%, was $4.3 million in 1998 compared to $7.0 million for the same period in 1997.

         In September 1997, the operations of CME Depository Trust Co. ("CME-DTC") were discontinued. The results of operations and its net assets were included in the consolidated financial statements as discontinued operations. Remaining deferred charges and capitalized software license fees were written-off in 1997.

Twelve months ended December 31, 1997 compared to the twelve months ended December 31, 1996

         Revenues for the year ended December 31, 1997, were $177.2 million compared to $164.2 million for 1996. Clearing fees were $116.9 million for 1997 as compared to $109.0 million for 1996. This resulted from a 13% increase in trading volume from 177 million to 201 million contracts traded. The increase in volume was partially offset by a reduction in clearing fee rates during 1997. Greater investment balances resulted in an increase in investment income, and increases in quotation data fees, communication fees and other operating revenue helped to achieve an 8% increase in total revenue.

         Total operating expenses for 1997 were $158.2 million compared to $151.8 million in 1996. A significant portion of the increase was due to new product launches, technology advancements and the first full year of operating expenses of GFX. In 1996, the Exchange received a cash payment from the CME Trust in the amount of $15.7 million representing the return of $12.1 million of previous contributions, $0.7 million of interest income subject to federal income tax, and $2.9 million of federally tax-exempt interest income.

         Income before taxes from continuing operations for 1997 was $19.1 million, a decrease of $9.0 million from the $28.1 million earned in 1996. Excluding the $15.7 million received in 1996 related to the Trust settlement, income before taxes from continuing operations for 1997 would have been $6.6 million greater than in 1996.

         The provision for income taxes, at an effective tax rate of 36.5%, was $7.0 million in 1997 compared to $12.0 million for the same period in 1996. The tax provision for income taxes for 1996 included approximately $8.4 million related to the settlement of the CME Trust issue.

         After taking into account a loss from the discontinued operations of CME-DTC, net income was $8.7 million in 1997, compared to $15.1 million in 1996.

Liquidity and Capital Resources

         We have historically funded our operations primarily through cash generated from operations. The following is a summary of recent cash flows (in thousands):

                                                              Nine Months Ended               Year Ended
                                                                September 30,                December 31,
                                                              -----------------      --------------------------
                                                                    1999                 1998            1997
                                                              -----------------      --------------------------
Net cash provided by operating activities                       $        8,219       $   25,493     $    26,071
Sales (Purchases) of property, net                                     (36,125)         (24,935)        (14,346)
Capital lease financing, net                                             3,225            6,118               0
Sales (Purchases) of investment securities, net                         19,016           (1,048)        (10,242)
Distribution to limited partners of P-M-T                                    0           (1,957)              0
                                                                ---------------      ----------     -----------
Net increase (decrease) in cash and cash equivalents            $       (5,665)      $    3,671     $     1,483
                                                                ===============      ==========     ===========

         Purchases of property to support technology and electronic trading both on and off the trading floor increased significantly during 1998. That trend accelerated during the nine months ended September 30, 1999, and is likely to continue in the future.

         At September 30, 1999, we had working capital of $74.9 million, compared to $95.0 million at December 31, 1998. Management believes that existing cash and investment balances will be sufficient to meet cash requirements to fund operations and expected capital expenditures during the next twelve months.

         The Exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all futures and options contracts traded in our markets. In our guarantor role, the Exchange has precisely equal and offsetting claims to and from clearing members on opposite sides of each contract. The CME Clearing House bears counterparty credit risk in the event that future market movements create conditions which could lead to clearing members failing to meet their obligations to us. The Clearing House reduces its exposure through a risk management program which includes rigorous and ongoing financial standards for clearing membership, initial and maintenance performance bond requirements and mandatory security deposits. In addition, the Clearing House maintains an unsecured committed line of credit with a consortium of banks in the amount of $350 million to provide liquidity and capacity to pay settlement variation to all clearing members even if a clearing member may have failed to meet its financial obligations to the Clearing House, or in the event of a temporary problem with the domestic payments system that would delay payments of settlement variation between us and our clearing members.

Accounting Standards

         During 1998 and prior years, the Exchange expensed all internal and external costs associated with the development of software for internal use. The Exchange adopted SOP 98-1 effective January 1, 1999, and, accordingly, commenced capitalization of certain costs of developing internal use software, which would otherwise have been expensed under its previous accounting policy. Costs capitalized during the nine months ended September 30, 1999 amounted to approximately $10.7 million.


                                    EXPERTS

         The consolidated financial statements as of December 31, 1998 and 1997, and for each of the three years ended December 31, 1998, included in this document have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            VALIDITY OF SECURITIES

         Certain legal matters relating to the issuance of the shares of Class A and Class B common stock in connection with the demutualization transactions will be passed upon by Sidley & Austin, Chicago, Illinois.

                 CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES
                     Condensed Consolidated Balance Sheets
                As of September 30, 1999 and December 31, 1998
                                (in thousands)
                                  (unaudited)

                                                                      September 30,            December 31,
                                                                           1999                    1998
                                                                      ------------             -----------
Assets

Current assets
   Cash and cash equivalents                                          $      9,176             $    14,841
   Investments                                                              67,570                  87,730
   Accounts receivable and prepaid expenses                                 27,061                  28,927
   Cash performance bonds and security deposits                            164,701                  60,775
                                                                      ------------             -----------
Total current assets                                                       268,508                 192,273

Property, net of accumulated depreciation and amortization                  89,700                  71,266
Other assets                                                                27,958                  16,597
                                                                      ------------             -----------
Total Assets                                                          $    386,166             $   280,136
                                                                      ============             ===========

Liabilities and Members' Equity

Current liabilities
   Accounts payable and accrued expenses                              $     28,885             $    36,470
   Cash performance bonds and security deposits                            164,701                  60,775
                                                                      ------------             -----------
Total current liabilities                                                  193,586                  97,245

Limited Partners' interest in P-M-T Limited Partnership                      2,092                     891
Other liabilities                                                           18,483                  15,103
                                                                      ------------             -----------
Total Liabilities                                                          214,161                 113,239

Members' equity                                                            172,005                 166,897
                                                                      ------------             -----------
Total Liabilities and Members' Equity                                 $    386,166             $   280,136
                                                                      ============             ===========

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                 CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES
                  Condensed Consolidated Statements of Income
             For the Nine Months Ended September 30, 1999 and 1998
                                (in thousands)
                                  (unaudited)

                                                                           1999                   1998
                                                                       -----------             -----------
Revenues
Clearing fees                                                          $   106,584             $   107,098
Quotation data fees                                                         32,046                  29,669
Communication fees                                                           6,226                   6,079
Investment income                                                            6,542                   6,791
Other operating revenue                                                      7,092                   8,892
                                                                      ------------             -----------
Total revenues                                                             158,490                 158,529
                                                                      ------------             -----------

Expenses
Salaries and benefits                                                       59,237                  50,297
Occupancy                                                                   14,069                  15,614
Communications and computer equipment                                       19,593                  15,900
Professional fees, outside services and licenses                            22,533                  18,652
Depreciation and amortization                                               18,030                  13,335
Advertising, public relations and marketing promotions                       4,322                   7,084
Other operating expense                                                      9,849                   8,268
                                                                      ------------             -----------
Total expenses                                                             147,633                 129,150
                                                                      ------------             -----------
Income before limited partners' interest in P-M-T and  provision
  for income taxes                                                          10,857                  29,379

Limited partners' interest in earnings of P-M-T                             (1,201)                 (1,957)

Provision for income taxes                                                  (3,862)                (10,969)
                                                                      ------------             -----------
Net income                                                            $      5,794             $    16,453
                                                                      ============             ===========

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                 CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES
 Condensed Consolidated Statements of Members' Equity and Comprehensive Income
             For the Nine Months Ended September 30, 1999 and 1998
                                (in thousands)
                                  (unaudited)

                                                                                                          Accumulated
                                                              Total                       Proceeds         Unrealized
                                                            Members'      Retained     From Issuance       Securities
                                                             Equity       Earnings     of Memberships      Gains, net
                                                            ----------------------------------------------------------
Balance, January 1, 1999                                     $ 166,897     $ 122,758       $ 43,605          $  534

Comprehensive income:
   Net income                                                    5,794         5,794
   Unrealized loss on securities, net of tax of $458              (686)                                        (686)
                                                            ----------
   Total comprehensive income                                    5,108

                                                            ----------------------------------------------------------
Balance, September 30, 1999                                  $ 172,005     $ 128,552       $ 43,605          $ (152)
                                                            ==========================================================

Balance, January 1, 1998                                     $ 159,554     $ 115,729       $ 43,605          $  220

Comprehensive income:
  Net income                                                    16,453        16,453
  Unrealized gains on securities, net of tax of $291               436                                          436
                                                            ----------
  Total comprehensive income                                    16,889

                                                            ----------------------------------------------------------
Balance, September 30, 1998                                  $ 176,443     $ 132,182       $ 43,605          $  656
                                                            ==========================================================

         The accompanying notes are an integral part of the condensed consolidated financial statements.

                 CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES
                Condensed Consolidated Statements of Cash Flows
             For the Nine Months Ended September 30, 1999 and 1998
                                (in thousands)
                                  (unaudited)

                                                                                       1999            1998
                                                                                   ------------    ------------
Cash Flows from Operating Activities
   Net income                                                                      $     5,794     $    16,453
                                                                                   ------------    ------------
   Adjustments to reconcile net income to net cash provided
        by operating activities:
      Depreciation and amortization                                                     18,030          13,335
      (Increase) decrease in accounts receivable and prepaid expenses                    1,867         (12,271)
      Increase in other assets                                                         (11,701)           (274)
      Increase (decrease) in accounts payable and accrued expenses                      (8,992)          4,635
      Increase in other liabilities                                                      3,221           4,890
                                                                                   ------------    ------------
   Net cash provided by operating activities                                             8,219          26,768
                                                                                   ------------    ------------

Cash Flows from Investing and Financing Activities
   Purchases of property, net                                                          (36,125)        (11,319)
   Sales (purchases) of investments, net                                                19,016         (13,930)
   New capitalized lease  financing                                                      4,608              --
   Capitalized lease payments                                                           (1,383)             --
                                                                                   ------------    ------------
   Net cash provided by (used in) investing and financing activities                   (13,884)        (25,249)
                                                                                   ------------    ------------

   Net increase in cash and cash equivalents                                            (5,665)          1,519
   Cash and cash equivalents, beginning of period                                       14,841          11,170
                                                                                   ------------    ------------
   Cash and cash equivalents, end of period                                        $     9,176     $    12,689
                                                                                   ============    ============

         The accompanying notes are an integral part of the condensed consolidated financial statements.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                                   (unaudited)


1.   Basis of Presentation

     The condensed consolidated financial statements include the accounts of the Exchange and its controlled subsidiaries, P-M-T Limited Partnership and GFX Corporation. All intercompany transactions and accounts have been eliminated in consolidation. The interim financial statements as of September 30, 1999 and for the nine months ended September 30, 1999 and 1998 are unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods have been made. The results for interim periods are not necessarily indicative of the results to be expected for the entire fiscal year. The condensed consolidated financial statements should be read in connection with the audited consolidated financial statements of the Exchange for the year ended December 31, 1998 included elsewhere in this Proxy Statement/Prospectus.

2.   Software Development Costs

     During 1998 and prior years, the Exchange expensed all internal and external costs associated with the development of software for internal use. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Exchange adopted SOP 98-1 effective January 1, 1999, and accordingly, commenced capitalizing certain costs of developing internal use software which would otherwise have been expensed under its previous accounting policy. Costs capitalized during the nine months ended September 30, 1999 amounted to approximately $10.7 million.

3.   Subsequent Event

     On October 27, 1999, the Board of Directors approved a plan for demutualization whereby the Exchange would be converted from an Illinois not-for-profit corporation into a Delaware for-profit corporation. Under this plan, membership interests in the Exchange would be converted into shares of Class B common stock, and in the case of the CME, IMM and IOM membership interests, shares of Class A common stock. Class B shares would be issued in several series, each of which would contain the traditional features of common stock and would confer the trading privileges associated with the membership interest that was converted into such shares. Class A shares would represent traditional common stock. Completion of the demutualization transaction is subject to the affirmative vote of at least two-thirds of membership votes present and voted, receipt of a favorable ruling from the Internal Revenue Service regarding the federal income tax consequences of the contemplated transactions, completion of the cash purchase by the Exchange of the assets and business of P-M-T Limited Partnership (which requires the approval of the holders of two-thirds of the Class A partnership units of the partnership), and approval by the CFTC of certain changes to Exchange rules to reflect the demutualization.

                 CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES
                          Consolidated Balance Sheets
                       As of December 31, 1998 and 1997
                                (in thousands)

Assets                                                                                1998            1997
                                                                                  -----------     -----------
Current assets
    Cash and cash equivalents                                                     $    14,841     $    11,170
    Investments (Notes 1 and 2)                                                        87,730          86,217
    Accounts receivable                                                                27,338          18,971
    Prepaid expenses                                                                    1,589             682
    Cash performance bonds and security deposits (Note 3)                              60,775         229,280
-------------------------------------------------------------------------------------------------------------
Total current assets                                                                  192,273         346,320
Property, net of accumulated depreciation and amortization (Note 4)                    71,266          63,312
Other assets (Notes 2 and 6)                                                           16,597          15,339
-------------------------------------------------------------------------------------------------------------
Total assets                                                                      $   280,136     $   424,971
=============================================================================================================


Liabilities and Members' Equity

Current Liabilities
    Accounts payable                                                              $    13,940     $    10,077
    Accrued expenses (Note 7)                                                          22,530          17,092
    Cash performance bonds and security deposits (Note 3)                              60,775         229,280
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              97,245         256,449
Limited Partners' interest in net assets of PMT Limited Partnership (Note 5)              891              --
Long-term debt (Notes 9 and 10)                                                         4,969              --
Other liabilities (Note 8)                                                             10,134           8,968
-------------------------------------------------------------------------------------------------------------
Total liabilities                                                                     113,239         265,417
Members' equity                                                                       166,897         159,554
-------------------------------------------------------------------------------------------------------------
Total liabilities and members' equity                                             $   280,136     $   424,971
=============================================================================================================

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                 CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES
                       Consolidated Statements of Income
             For the Years Ended December 31, 1998, 1997 and 1996
                                (in thousands)

                                                                        1998          1997         1996
                                                                     ---------     ---------    ----------
Revenues
     Clearing fees                                                   $ 124,575     $ 116,917     $ 109,006
     Quotation data fees                                                40,079        37,719        36,486
     Communication fees                                                  8,128         7,885         7,637
     Investment income                                                   9,610         7,760         5,593
     Other operating revenue                                            12,317         6,945         5,490
----------------------------------------------------------------------------------------------------------
     Total revenues                                                    194,709       177,226       164,212
----------------------------------------------------------------------------------------------------------

Expenses
     Salaries and benefits (Note 8)                                     72,385        66,873        63,547
     Occupancy                                                          19,702        19,779        20,138
     Professional fees, outside services and licenses                   28,754        17,587        16,693
     Communications and computer equipment                              22,731        17,197        17,352
     Depreciation and amortization                                      17,943        16,689        16,038
     Public relations and promotion                                      9,586        11,175         9,220
     Other operating expense                                             9,415         8,868         8,815
----------------------------------------------------------------------------------------------------------
     Total expenses                                                    180,516       158,168       151,803
----------------------------------------------------------------------------------------------------------
     Income from continuing operations before return of
        contributions, limited partners' interest in PMT and
        income taxes                                                    14,193        19,058        12,409

Return of contributions from CME Trust (Note 15)                            --            --        15,717
Limited partners' interest in earnings of
     PMT Limited Partnership (Note 5)                                   (2,849)           --            --
Provision for income taxes (Note 6)                                     (4,315)       (6,963)      (12,035)
----------------------------------------------------------------------------------------------------------
     Income from continuing operations                                   7,029        12,095        16,091
Loss from discontinued operations, net of income
     tax benefit of $2,285 and $648 (Note 16)                               --        (3,428)       (1,023)
----------------------------------------------------------------------------------------------------------
     Net income                                                      $   7,029     $   8,667     $  15,068
==========================================================================================================

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                 CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES
      Consolidated Statements of Members' Equity and Comprehensive Income
             For the Years Ended December 31, 1998, 1997 and 1996
                                 (in thousands)

                                                                                                      Accumulated
                                                          Total                       Proceeds         Unrealized
                                                        Members'      Retained     From Issuance       Securities
                                                         Equity       Earnings     of Memberships      Gains, net
                                                        -----------------------------------------------------------
Balance, December 31, 1995                              $ 134,108     $  91,994          $ 41,889         $  225

Comprehensive income:
   Net income                                              15,068        15,068
   Unrealized loss on securities, net of tax benefit
      of $174                                                (261)                                          (261)
                                                        ---------
   Total comprehensive income                              14,807
Proceeds from issuance of memberships                       1,716                           1,716
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                              $ 150,631     $ 107,062          $ 43,605         $  (36)

Comprehensive income:
  Net income                                                8,667         8,667
  Unrealized gains on securities, net of tax of $171          256                                            256
                                                        ---------
  Total comprehensive income                                8,923
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                              $ 159,554     $ 115,729          $ 43,605         $  220

Comprehensive income:
  Net income                                                7,029         7,029
  Unrealized gains on securities, net of tax of $209          314                                            314
                                                        ---------
  Total comprehensive income                                7,343
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                              $ 166,897     $ 122,758           $ 43,605        $  534
===================================================================================================================

      The accompanying notes to consolidated financial statements are an integral part of these statements.

                 CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 1998, 1997 and 1996
                                (in thousands)

                                                                           1998          1997          1996
                                                                         --------     ---------     ----------
Cash Flows from Operating Activities:
    Net income                                                           $  7,029     $   8,667     $  15,068
    Adjustments to reconcile net income to net cash provided by
       Operating activities:
      Limited partners' interest in earnings of PMT Partnership             2,849            --            --
      Deferred income tax credit                                           (1,311)       (3,127)       (3,378)
      Depreciation and amortization                                        17,943        16,689        16,038
      Gain on sale of investments                                             (57)         (196)         (157)
      Loss on disposal of fixed assets                                        125            98            13
      Increase in accounts receivable                                      (8,367)         (533)         (178)
      Decrease (increase) in prepaid expenses                                (907)          127          (150)
      Decrease (increase) in other assets                                  (1,007)        1,285         8,356
      Decrease (increase) in net assets of discontinued operations             --         3,363        (3,363)
      Increase (decrease) in accounts payable and accrued expenses          8,152           440        (4,147)
      Increase (decrease) in other liabilities                              1,044          (742)        1,694
--------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                              25,493        26,071        29,796
--------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
    Purchases of property, net                                            (18,817)      (14,346)      (14,775)
    Purchases of investments                                              (99,332)     (139,865)     (181,334)
    Proceeds from sales and maturities of investments                      98,284       129,623       163,778
--------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                 (19,865)      (24,588)      (32,331)
--------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
    Proceeds from issuance of memberships                                      --            --         1,716
    Distribution to limited partners of PMT Limited Partnership            (1,957)           --            --
--------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                  (1,957)           --         1,716
--------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                        3,671         1,483          (819)
Cash and cash equivalents, beginning of year                               11,170         9,687        10,506
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                   $ 14,841     $  11,170     $   9,687
==============================================================================================================

Supplemental disclosure of cash flow Information:
    Interest paid                                                        $      2     $      26     $      64
==============================================================================================================
    Income taxes paid                                                    $  9,042     $   8,317     $   6,206
==============================================================================================================
    Leased asset additions and related obligations                       $  6,118     $      --     $      --
==============================================================================================================

  The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting Policies:

Description of Business
-----------------------

The Chicago Mercantile Exchange (the "CME") is a member-owned corporation organized under Illinois not-for-profit law. It is subject to federal and state corporate income tax and files a consolidated income tax return on Form 1120. The CME is a designated contract market for the trading of futures and futures on options contracts. Trades are executed through both open-outcry and electronic trading systems. Through its in-house clearing division, the CME clears, settles, nets and guarantees performance of all matched transactions in its products. As an Illinois not-for-profit corporation, the Exchange may not pay dividends to its members.

Basis of Presentation
---------------------

The consolidated financial statements include the accounts of the Chicago Mercantile Exchange and its controlled subsidiaries, which include the P-M-T Limited Partnership and GFX Corporation (collectively, the "Exchange").
Included as discontinued operations are the accounts of the CME Depository Trust Co. ("CME-DTC") whose operations ceased in 1997 (See Note 16). All intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents
-------------------------

Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Investments
-----------

Investment securities have generally been classified as available for sale and are carried at fair value with unrealized gains and losses reported net of tax as a component of members' equity and comprehensive income. Interest on investment securities is recognized as income when earned and includes accreted discount less amortized premium.

Additional securities held in connection with non-qualified deferred compensation programs have been classified as trading securities. These securities are included in other assets in the accompanying balance sheet at fair value, and unrealized gains and losses are reflected in investment income.

Performance Bonds and Security Deposits
---------------------------------------

Performance bonds and security deposits held by the Exchange for the account of clearing members may be in the form of cash or securities. Cash performance bonds and security deposits are reflected in the accompanying balance sheets. Cash received may be invested and any interest received accrues to the Exchange. Securities consist primarily of short-term U.S. Treasury securities and are not reflected in the accompanying balance sheets. These securities are held in safekeeping, and interest and gain or loss on such securities accrues to the clearing member.

Property
--------

Property is stated at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. Maintenance and repair items are charged to expense as incurred; renewals and betterments are capitalized.

Software Development Costs
--------------------------

During 1998 and prior years, the Exchange expensed all internal and external costs associated with the development of software for internal use. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Exchange will adopt SOP 98-1 effective January 1, 1999, and accordingly, will commence capitalizing certain costs of developing internal use software which would otherwise have been expensed under its previous accounting policy.

Fair Value of Financial Instruments
-----------------------------------

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. The carrying values of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets are reasonable estimates of their fair values.

Impairment of Assets
--------------------

The Exchange reviews its long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Clearing Fees
-------------

Clearing fees represent per contract charges for trade execution and clearing, and also include GLOBEX electronic system fees. Fees are charged at various rates based on the product traded and the account owner's Exchange membership. Rates have been adjusted or waived periodically.

Quotation Data Fees
-------------------

Quotation revenue represents fees charged for the dissemination of market information.

Income Taxes
------------

Deferred income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and arise from temporary differences between amounts reported for income tax and financial statement purposes.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates.

Reclassifications
-----------------

Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform to the presentation in 1998. In addition, the Exchange adopted a new balance sheet presentation for performance bonds and security deposits as described above, and the accompanying balance sheets reflect this new presentation. The Exchange previously included performance bonds and security deposits received from its clearing members in the form of securities as both an asset and a liability in its consolidated balance sheets.


2.   Investment Securities

Investment securities included in current assets have been classified as available for sale. The amortized cost and fair value of these investment securities at December 31, 1998 and 1997, were as follows (dollars in thousands):

                                                      1998                             1997
                                             ------------------------        -------------------------
                                             Amortized         Fair          Amortized          Fair
                                                Cost           Value            Cost           Value
                                             ---------       --------        ---------       ---------
U.S. Treasury                                $   3,127       $  3,127        $   3,118       $   3,118
U.S. Government agencies                        23,073         23,308           34,674          34,750
State and municipal                             60,641         61,295           48,058          48,349
                                             ---------       --------        ---------       ---------
Total Investments                            $  86,841       $ 87,730        $  85,850       $  86,217
                                             =========       ========        =========       =========

Unrealized gains on investment securities classified as available for sale, included in the accompanying consolidated statement of changes in members' equity, are reported as a component of comprehensive income. The amortized cost and fair value of these investment securities at December 31, 1998, by contractual maturity, were as follows (dollars in thousands):

                                                             Amortized         Fair
                                                               Cost            Value
                                                             ---------       --------
Maturity of one year or less                                 $   9,810       $  9,830
Maturity between one and five years                             54,613         55,413
Maturity greater than five years                                22,418         22,487
                                                             ---------       --------
Total                                                        $  86,841       $ 87,730
                                                             =========       ========

Trading securities held in connection with non-qualified deferred compensation plans are included in other assets and amounted to approximately $5.3 million at December 31, 1998 and $4.1 million at December 31, 1997. Investment income includes unrealized gains relating to trading securities of $407,000, $285,000 and $0 for the years ended December 31, 1998, 1997 and 1996, respectively.


3.   Performance Bonds and Security Deposits

The Exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all futures and options contracts traded in its markets. In its guarantor role, the Exchange has precisely equal and offsetting claims to and from clearing members on opposite sides of each contract. The CME bears counter-party credit risk in the event that future market movements create conditions which could lead to clearing members failing to meet their obligations to the Exchange. The CME reduces its exposure through a risk management program which includes rigorous initial and ongoing financial standards for clearing membership, initial and maintenance performance bond requirements and mandatory security deposits. In addition, the Exchange maintains an unsecured committed line of credit with a consortium of banks (Note
11) in the amount of $350 million to provide liquidity and capacity to pay settlement variation to all clearing members even if a clearing member may have failed to meet its financial obligations to the CME, or in the event of a temporary problem with the domestic payments system that would delay payments of settlement variation between the Exchange and its clearing members.

The Exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing members on behalf of their customers. In addition, Exchange rules require a segregation of all funds deposited by clearing members from operating funds.

Clearing members, at their option, may instruct the Exchange to invest cash on deposit for performance bond purposes, in a portfolio of securities in the Exchange's Interest Earning Facility ("IEF"). The IEF was organized in 1997 as two limited liability companies, and interest earned, net of expenses, is passed on to participating member firms. IEF principal is guaranteed by the Exchange. The IEF investment portfolio is managed by one of the Exchange's approved settlement banks, and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips, and reverse repurchase agreements. Repurchase agreements are also permitted. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13 months. IEF principal amounted to approximately $634 million at December 31, 1998. Management believes that the market risk exposure relating to its guarantee is not material to the financial statements taken as a whole. The Exchange earned fees under the IEF program during 1998 and 1997 in the amount of $428,000 and $96,000, respectively.

Each clearing member is required to deposit and maintain specified margin in the form of cash, U.S. Government securities or bank letter of credit. These performance bonds are available to meet only the financial obligations of that clearing member to the Exchange. All obligations and non-cash margin deposits are marked to market on a daily basis, and haircuts are applied for margin and risk management purposes.

The Exchange and the Options Clearing Corporation ("OCC") have a cross-margin arrangement whereby a common clearing member may maintain a cross-margin account in which the clearing member's positions in certain futures and options on futures are combined with certain OCC cleared option positions for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by the Exchange and the OCC.

Each clearing member is also required to deposit and maintain specified security deposits in the form of cash or U.S. Government Securities. In the event that performance bonds and security deposits of a defaulting clearing member are inadequate to fulfill that clearing member's outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing surplus operating funds of the Exchange.

Cash and securities held as performance bonds and security deposits at December 31 were as follows (dollars in thousands):

                                                               1998                                1997
                                                 --------------------------------     -------------------------------
                                                                  Securities and                      Securities and
                                                     Cash            IEF Funds           Cash            IEF Funds
                                                  -----------     ---------------     -----------     ---------------
Performance bonds                                 $    56,164     $    15,480,474     $   219,029     $    10,623,106
Security deposits                                       4,611             184,737          10,251             121,814
Cross-margin securities, held jointly with OCC             --             576,873              --             256,728
                                                  -----------     ---------------     -----------     ---------------
Total                                             $    60,775     $    16,242,084     $   229,280     $    11,001,648
                                                  ============    ================    ============    ===============

In addition irrevocable letters of credit, which are not included in the accompanying balance sheets, held at December 31 were as follows (dollars in thousands):

                                                                                           1998                1997
                                                                                        ----------           --------
Performance bonds                                                                       $1,078,650           $737,350
Security deposits                                                                            9,000             10,000
Cross-margin accounts                                                                        4,110            119,365
---------------------------------------------------------------------------------------------------------------------
Total letters of credit                                                                 $1,091,760           $866,715
=====================================================================================================================

4.   Property

A summary of the property accounts as of December 31 is presented below (dollars in thousands):

                                                                                             1998               1997
                                                                                           --------           --------
Furniture, fixtures and equipment                                                          $101,022           $ 81,642
Leasehold improvements                                                                       77,855             73,784
----------------------------------------------------------------------------------------------------------------------
Total property                                                                              178,877            155,426
Less-Accumulated depreciation and amortization                                             (107,611)           (92,114)
----------------------------------------------------------------------------------------------------------------------
Net property                                                                               $ 71,266           $ 63,312
======================================================================================================================

5.   PMT Limited Partnership

The Exchange is the general partner and members and clearing members of the Exchange are limited partners of the P-M-T Limited Partnership ("PMT"), an Illinois limited partnership. PMT was formed in 1987 to initiate the development of the GLOBEX(R) global electronic trading system ("GLOBEX"). From May 1, 1996, through November 1998, GLOBEX was operated by Reuter Futures Services Inc. ("Reuters") under an agreement with participating exchanges (the Exchange and ParisBourse, a French equities, futures and options exchange). The system previously operated by Reuters was replaced by a new system called GLOBEX \\2\\ which is operated by the Exchange and uses electronic trading software licensed from ParisBourse. The Exchange charges PMT for services provided. PMT reported operating income (loss) of $3,536,000, and ($872,000) and ($3,419,000) in 1998,
1997 and 1996, respectively, and made an income distribution of $2,393,000 in 1998.


6.   Income Taxes

The provision (benefit) for income taxes included in the consolidated statements of income is comprised of the following (in thousands):

                                                      1998          1997        1996
                                                   --------     ---------    ---------
     Current:
        Federal                                   $   4,613     $   8,274    $  12,639
        State                                         1,013         1,816        2,774
                                                   --------     ---------    ---------
         Total                                        5,626        10,090       15,413
                                                   --------     ---------    ---------
     Deferred:
        Federal                                      (1,075)       (2,564)      (2,770)
        State                                          (236)         (563)        (608)
                                                   --------     ---------    ---------
        Total                                        (1,311)       (3,127)      (3,378)
                                                   --------     ---------    ---------
     Total continuing operations                      4,315         6,963       12,035
     Total discontinued operations                        0        (2,285)        (648)
                                                   --------     ---------    ---------
     Total provision for income taxes             $   4,315     $   4,678    $  11,387
                                                   ========     =========    =========

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate on income from continuing operations is as follows:

                                                      1998          1997        1996
                                                   --------     ---------    ---------
     Statutory U.S. federal tax rate                   35.0         35.0%        35.0%
     State taxes, net of federal benefit                3.8          4.3          4.8
     Tax exempt interest income                        (6.6)        (2.8)        (5.1)
     Non deductible expenses                            3.7          2.1          1.8
     Interest expense (Note 15)                         0.0          0.0         10.4
     Other, net                                         2.1         (2.1)        (4.1)
                                                   --------     ---------    ---------
     Effective tax rate                                38.0%         36.5%        42.8%
                                                   ========     =========    =========

At December 31, the components of net deferred tax assets (liabilities) were as follows (in thousands):

                                                      1998          1997        1996
                                                   --------     ---------    ---------
     Deferred tax assets:
        Depreciation and amortization             $   5,813     $   5,542    $   2,763
        Deferred compensation                         2,167         1,622        1,682
        Accrued expenses                              2,828         2,482        2,469
                                                   --------     ---------    ---------
          Subtotal                                   10,808         9,646        6,914
          Valuation allowance                             -             -            -
                                                   --------     ---------    ---------
          Deferred tax assets                        10,808         9,646        6,914
                                                   --------     ---------    ---------
     Deferred tax liabilities:
        Prepaid rent                                      -          (442)        (971)
        Unrealized gains on securities                 (356)         (146)         (24)
        Other                                           (95)          (12)           -
                                                   --------     ---------    ---------
          Deferred tax liabilities                     (451)         (600)        (995)
                                                   --------     ---------    ---------
     Net deferred tax assets                      $  10,357    $    9,046    $   5,919
                                                   ========     =========    =========

7.   Accrued Expenses

Accrued expenses include accrued salaries and benefits of $12.7 million and $8.5 million at December 31 1998 and 1997, respectively.

8.   Employee Benefit Plans

Pension Plan
------------
The Exchange maintains a noncontributory defined benefit cash balance pension plan ("Plan") for eligible employees. Employees who have completed a continuous 12-month period of employment with 1,000 or more hours of service and have reached the age of 21 are eligible to participate. Effective January 1, 1995, the Plan was amended to provide for an age-based contribution to the cash balance account, and to include cash bonuses in the definition of considered earnings. Participant cash balance accounts receive an interest credit at the one-year U.S. Treasury Bill rate. Participants become vested in their accounts after five years. The Exchange's policy is to currently fund required pension costs.

A reconciliation of beginning and ending balances of the benefit obligation and fair value of Plan assets, the funded status of the Plan, certain actuarial assumptions and the components of pension cost are indicated below (dollars in thousands).

                                                                                           1998               1997
                                                                                         --------           --------
Change in benefit obligation
Benefit obligation at beginning of year                                                   $10,646            $ 9,964
Service cost                                                                                1,774              1,943
Interest cost                                                                                 850                810
Actuarial loss (gain)                                                                         401               (351)
Benefits paid                                                                              (1,845)            (1,720)
---------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                                         $11,826            $10,646
=====================================================================================================================

Change in plan assets
Fair value of plan assets at beginning of year                                            $11,742            $10,477
Actual return on plan assets                                                                1,530              1,368
Employer contribution                                                                       2,095              1,617
Benefits paid                                                                              (1,845)            (1,720)
---------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                                  $13,522            $11,742
=====================================================================================================================

Funded status at December 31
Plan assets in excess of benefit obligation                                               $ 1,696             $1,096
Unrecognized transition asset                                                                (410)              (484)
Unrecognized prior service cost (credit)                                                     (278)              (328)
Unrecognized net actuarial gain                                                            (1,962)            (1,637)
---------------------------------------------------------------------------------------------------------------------
Accrued benefit cost                                                                       $ (954)           $(1,353)
=====================================================================================================================

                                                                           1998            1997               1996
                                                                         --------        --------           --------
Actuarial assumptions as of December 31
Discount rate                                                              6.75%             7.25%              7.50%
Rate of compensation increase                                              5.00%             5.00%              5.00%
Expected return on plan assets                                             8.00%             8.00%              8.00%

Components of pension cost
Service cost                                                             $1,774            $1,943             $2,025
Interest cost                                                               850               810                651
Expected return on plan assets                                             (803)             (800)              (470)
Amortization of prior service cost                                         (125)             (125)              (125)
Recognized net actuarial gain                                                --               (25)                --
---------------------------------------------------------------------------------------------------------------------
Net pension cost                                                         $1,696            $1,803             $2,081
---------------------------------------------------------------------------------------------------------------------

Savings Plan
-------------
The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby all employees are participants and have the option to contribute to the Plan. The Exchange matches employee contributions up to 3% of the employee's base salary and makes an additional contribution of up to 2% of salary based on annual trading volume. Total expense for the savings plan amounted to $1,762,000, $1,682,000 and $1,041,000 in 1998, 1997, and 1996,
respectively.

Non-Qualified Plans
-------------------
The Exchange maintains the following non-qualified plans under which participants may make assumed investment choices with respect to amounts contributed on their behalf. Although not required to do so, the Exchange invests such contributions in assets which mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the Exchange, and amounted to approximately $5.3 million and $4.1 million at December 31, 1998 and 1997.

         Supplemental Plan - The Exchange maintains a non-qualified supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. Total expense for the supplemental plan amounted to $260,000, $230,000 and $269,000 in 1998, 1997, and 1996, respectively.

         Deferred Compensation Plan - The Exchange maintains a deferred compensation plan under which eligible officers and board members may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

         Supplemental Executive Retirement Plan - The Exchange maintains a non-qualified, defined contribution plan for senior officers. Under the plan, the Exchange contributes an amount equal to 8% of salary and bonus of eligible employees annually. Post 1996 contributions are subject to a vesting schedule under which each annual contribution begins to vest after three years and is fully vested after five years. Total expense for the plan amounted to $213,000, $186,000 and $252,000 in 1998, 1997, and 1996, respectively.

9.   Lease Commitments

The Exchange has commitments under operating and capital leases for certain facilities and equipment. Lease commitments for office space expire in the year 2003, with annual minimum rentals of approximately $7.3 million. The Exchange leases trading facilities from the Chicago Mercantile Exchange Trust through October 2005, with annual minimum rentals of approximately $1.3 million, and has an option to extend the term of the lease thereafter. Total rental expense was approximately $18.0 million in 1998, $18.9 million in 1997 and $21.1 million in 1996.

Future minimum obligations under lease commitments in effect at December 31, 1998 were as follows (dollars in thousands).

                                                       Capitalized    Operating
                                                          Leases        Leases
-------------------------------------------------------------------------------
1999                                                      $1,524        $9,918
2000                                                       1,487         9,291
2001                                                       1,487         9,261
2002                                                       1,451         9,187
2003                                                       1,272         8,593
Thereafter                                                    --         2,691
-------------------------------------------------------------------------------
Total minimum lease payments                               7,221        48,941
Less sublease commitments                                     --          (592)
Less amount representing interest                         (1,103)           --
-------------------------------------------------------------------------------
                                                          $6,118      $ 48,349
===============================================================================

10.  Long Term Debt

Long-term debt consists of the long-term portion of capitalized lease obligations, which were entered into in December, 1998.


11.  Credit Facility

At December 31, 1998 and 1997, the Exchange had an unsecured committed line of credit with a consortium of banks in the amount of $350 million. Interest on amounts borrowed is calculated at the then-prevailing prime rate.

The facility, which originated in 1988 and has never been used, may be utilized if there is a temporary problem with the domestic payments system that would delay payments of settlement variation between the Exchange and its clearing members, or in the event of a clearing member default. Commitment fees for this facility were $570,000, $494,000 and $482,000 for the years ended December 31, 1998, 1997, in 1996, respectively.


12.  Contingencies

At December 31, 1998 the Exchange was contingently liable on irrevocable letters of credit totaling $33 million in connection with its mutual offset agreement with the Singapore International Monetary Exchange and $2.5 million in connection with activities of GFX. The Exchange is a defendant in, and is threatened with, various legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the Exchange cannot be predicted with certainty, management of the Exchange believes that the resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.


13.  GFX Derivative Transactions

GFX Corporation engages in the purchase and sale of CME foreign currency futures contracts. GFX posts bids and offers in these products on the GLOBEX electronic trading system in order to maintain a market and promote liquidity in the CME's currency futures products. It limits risk from these transactions through offsetting arbitrage transactions using futures contracts or spot foreign currency transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing member. Any residual open positions are marked to market on a daily basis, and all realized and unrealized gains and losses are included in other revenue in the accompanying consolidated statements of income. Net trading gains from all trading activities amounted to $4,786,000 in 1998, $2,173,000 in 1997 and $6,000 in 1996.


14.  Segment Reporting

The Exchange has three reportable operating segments: the Chicago Mercantile Exchange ("CME", a designated contract market and clearing house), GFX Corporation ("GFX", a wholly-owned trading subsidiary), and P-M-T Limited Partnership ("PMT", a limited partnership which operates the GLOBEX2 electronic trading system). A summary by business segment follows (dollars in thousands):

                                                     CME         GFX          PMT         Eliminations       Total
                                                 ----------   ---------    ----------    --------------   -----------
Year Ended December 31, 1998
Total revenues from external customers          $  170,779   $   4,786   $    10,177   $              0  $   185,742
Intersegment revenues                                5,441           0             0             (5,441)           0
Investment income                                    9,296         314             0                  0        9,610
Depreciation and amortization                       17,849          94            15                (15)      17,943
Operating profit (loss)                             10,137       1,620         3,489             (1,053)      14,193
Total assets                                       279,229       8,663         1,803             (9,559)     280,136
Capital expenditures                                24,927           8             0                  0       24,935

Year ended December 31, 1997
Total revenues from external customers          $  162,149   $   2,173   $     5,547   $              0  $   169,869
Intersegment revenues                                3,542           0             0             (3,542)           0
Investment income                                    7,442         318             0                  0        7,760
Depreciation and amortization                       16,031         595            66                 (3)      16,689
Operating profit (loss)                             19,928           1          (871)                 0       19,058
Total assets                                       424,676       6,856         1,409             (7,970)     424,971
Capital expenditures                                14,320          26             0                  0       14,346


Year ended December 31, 1996
Total revenues from external customers          $  155,311   $       6   $     3,303   $              0  $   158,620
Intersegment revenues                                2,928           0             0             (2,928)           0
Investment income                                    5,542          50             0                  0        5,592
Depreciation and amortization                       14,850          13         1,175                  0       16,038
Operating profit (loss)                             15,920        (544)       (3,419)               452       12,409
Total assets                                       237,720       7,276         2,458             (4,555)     242,899
Capital expenditures                                14,322         453             0                  0       14,775

15. Chicago Mercantile Exchange Trust

The Chicago Mercantile Exchange Trust ("Trust") was established by the Exchange in 1969 for the purpose of providing financial assistance, on a discretionary basis, to customers of any clearing member who should become insolvent. Such assistance would be limited to transactions effected on the Exchange.

The Internal Revenue Service ("IRS") had challenged the deductibility of certain of the Exchange's contributions to the CME Trust, and an agreement was reached with the IRS on this issue during 1996. Under the terms of the agreement, $12,112,500 representing a portion of contributions made and deducted by the Exchange in 1988 through 1994 were disallowed as deductible expenses.

Under the terms of an agreement between the Exchange and the CME Trust, the Exchange was entitled to reimbursement from the CME Trust for the amount of any contributions paid by the Exchange to the CME Trust, and 80% of the income earned thereon, in the event that any such contributions were disallowed as a deductible expense for federal income tax purposes.

During 1996, the Exchange received a cash payment from the CME Trust in the amount of $15,716,800 representing the return of $12,112,500 or previous contributions, $684,300 of interest income subject to federal income tax, and $2,920,000 of federally tax-exempt interest income. The total payment from the CME Trust is reflected in income in 1996 in the accompanying financial statements. The provision for income taxes for 1996 includes approximately $8.4 million relating to the settlement of this issue.

16. Discontinued Operations

In September 1997, the operations of CME-DTC were discontinued. Accordingly, the results of its operations and its net assets are included in the consolidated financial statements as discontinued operations. Certain costs associated with the start-up of CME-DTC were capitalized and were being amortized over a thirty-six month period. Remaining deferred charges and capitalized software license fees of approximately $1.8 million were written-off in 1997.

                                                                                  1997           1996
                                                                                 -------        -------
Revenues of discontinued operations                                              $    --        $    --
Expenses of discontinued operations                                                3,856          1,705
Income tax benefit                                                                (1,542)          (682)
--------------------------------------------------------------------------------------------------------
Loss from operations                                                               2,314          1,023
Loss from discontinuance, net of income tax benefit of $743                        1,114             --
--------------------------------------------------------------------------------------------------------
Total loss from discontinued operations                                          $ 3,428        $ 1,023
========================================================================================================


17.  Subsequent Event

On October 27, 1999, the Board of Directors approved a plan for demutualization of the Chicago Mercantile Exchange whereby the Exchange would be converted from an Illinois not-for-profit corporation into a Delaware for-profit corporation. Under this plan, membership interests in the Exchange would be converted into shares of Class B common stock, and in the cases of the CME, IMM and IOM membership interests, shares of Class A common stock. Class B shares would be issued in several series, each of which would contain the traditional features of common stock and would confer the trading privileges associated with the membership interest that was converted into such shares. Class A shares would represent traditional common stock. Completion of the demutualization transaction is subject to the affirmative vote of at least two-thirds of membership votes present and voting, receipt of a favorable ruling from the Internal Revenue Service regarding the Federal income tax consequences of the contemplated transactions, completion of the cash purchase by the Exchange of the assets and business of P-M-T Limited Partnership (which requires the approval of the holders of two-thirds of the Class A partnership units of the partnership), and approval by the Commodity Futures Trading Commission of certain changes to Exchange rules to reflect the demutualization.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Members of the Chicago Mercantile Exchange:

We have audited the accompanying consolidated balance sheets of the Chicago Mercantile Exchange (an Illinois not-for-profit corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, members' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Exchange's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Chicago Mercantile Exchange and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1988, in conformity with generally accepted accounting principles.


Arthur Andersen LLP
Chicago, Illinois
December 29, 1999

                                                                       EXHIBIT A
                         CERTIFICATE OF INCORPORATION

                                      OF

                       Chicago Mercantile Exchange Inc.

     ARTICLE ONE: The name of the corporation is CHICAGO MERCANTILE EXCHANGE
INC.

     ARTICLE TWO: The address of the corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

     ARTICLE THREE: The purpose of the corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

     ARTICLE FOUR: The total number of shares of all classes of capital stock which the corporation is authorized to issue is 110,005,118 shares which shall be divided into three classes as follows:

          10,000,000 shares of Preferred Stock having a par value of $0.01 per share (the "Preferred Stock"),

          100,000,000 shares of Class A Common Stock having a par value of $0.01 per share (the "Class A Common Stock"), and

          5,332 shares of Class B Common Stock having a par value of $0.01 per share (the "Class B Common Stock").

The term "Common Stock" shall mean both the Class A Common Stock and the Class B Common Stock.

     The designations, voting powers, optional or other special rights and the qualifications, limitations or restrictions thereof, of the above classes shall be as follows:

                                  Division A
                                Preferred Stock

     The rights, preferences and privileges and qualifications, limitations and restrictions granted to and imposed on the shares of Preferred Stock of the corporation shall be as set forth below in this Division A.

     Shares of Preferred Stock may be issued in one or more series at such time or times, and for such consideration or considerations, as the Board of Directors shall determine. The Board of Directors is hereby authorized to fix, state and establish, in the resolution or resolutions providing for the issuance of any wholly unissued series of Preferred Stock, the relative powers, rights, designations, preferences, qualifications, limitations and restrictions of such series in relation to any other series of Preferred Stock at the time outstanding. The Board of Directors is also expressly authorized to fix the number of shares of each such series, but not below the number of shares thereof then outstanding. The authority of the Board of Directors with respect to each series of Preferred Stock shall include (without limitation) the determination of the following:

          (a) the dividend rate on the shares of such series, whether dividends shall be cumulative, and, if so, from which date or dates, and the rights of priority, if any, with respect to the payment of dividends on the shares of such series relative to other series of Preferred Stock or classes of stock;

          (b) whether the shares of such series shall have voting rights (other than the voting rights provided by law) and, if so, the terms and extent of such voting rights;

          (c) whether the shares of such series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate upon the occurrence of such events as the Board of Directors may prescribe;

          (d) whether the shares of such series shall be subject to redemption by the corporation or at the request of the holder(s) thereof, and, if so, the terms and conditions of any such redemption;

          (e) the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the rights of priority, if any, with respect to the distribution of assets on the shares of such series relative to other series of Preferred Stock or classes of stock; and

          (f) any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of this Certificate of Incorporation, as the same may be amended from time to time.

                                  Division B
                                 Common Stock

                      Subdivision 1: General Provisions

          (1) Definitions. In addition to the terms defined elsewhere, the following terms shall have the respective meanings set forth below:

               "Additional Common Shares" shall mean all shares of Class A Common Stock issued (or, pursuant to Section 6(b), deemed to be issued) by the corporation after the Effectiveness Date, other than shares of Class A Common Stock issued or issuable at any time:

                    (A) to officers, directors and employees of, and consultants to, the corporation;

                    (B) as a dividend or distribution on shares of the Class B Common Stock;

                    (C) pursuant to the conversion of shares of the Series B-5 Stock; or

                    (D) by way of dividend or other distribution on Common Stock excluded from the definition of Additional Common Shares by the foregoing clauses (A), (B), (C) or this clause (D).

               "Applicable Equivalent Amount" means (i) with respect to shares of Class A Common Stock, one, (ii) with respect to shares of Series B-1 Stock, 1,800 (as adjusted from time to time in accordance with the provisions of Section 6 of this Division), (iii) with respect to shares of Series B-2 Stock, 1,200 (as adjusted from time to time in accordance with the provisions of Section 6 of this Division), (iv) with respect to shares of Series B-3 Stock, 600 (as adjusted from time to time in accordance with the provisions of Section 6 of this Division), (v) with respect to shares of Series B-4 Stock, 100 (as adjusted from time to time in accordance with the provisions of
          Section 6 of this Division), and (vi) with respect to shares of Series B-5 Stock, 10 (as adjusted from time to time in accordance with the provisions of Section 6 of this Division). For purposes of Section 6, the term "Applicable Equivalent Amount" shall not include clause (i) of the preceding sentence, since no adjustment is to be made under that Section in respect of the Applicable Equivalent Amount for shares of Class A Common Stock.

               "Commitment to Maintain Floor Trading" shall mean the corporation's obligation, (i) as long as an open outcry market is "liquid," to maintain for such open outcry market a facility for conducting business, for the dissemination of price information, and for clearing and delivery and (ii) to provide reasonable financial support (consistent with the calendar year 1999 budget levels established by Chicago Mercantile Exchange, an Illinois not-for-profit corporation) for technology, marketing and research for open outcry markets. If an open outcry market is not liquid, as determined by the Board of Directors, the Board may determine, in its sole discretion, whether such obligations will continue, and for how long, in respect of such market. For purposes of the foregoing, an open outcry market will be deemed "liquid" if it meets any of the following tests on a quarterly basis:

                    (1) if a comparable exchange-traded product exists, the open outcry market has maintained at least 30 percent of the average daily volume of such comparable product (including for calculation purposes, volume from Exchange-For-Physicals transactions in such open outcry market); or

                    (2) if a comparable exchange-traded product exists and the product trades exclusively by open outcry, the open outcry market has maintained at least 30 percent of the open interest of such comparable product; or

                    (3) if no comparable exchange-traded product exists, the open outcry market has maintained at least 40 percent of the average quarterly volume in that market as maintained by Chicago Mercantile Exchange, an Illinois not-for-profit corporation, in 1999 (including, for calculation purposes, volume from Exchange-For-Physicals transactions in such open outcry market); or

                    (4) if no comparable exchange-traded product exists and the product trades exclusively by open outcry, the open outcry market has maintained at least 40 percent of the average open interest in that market as maintained by Chicago Mercantile Exchange, an Illinois not-for-profit corporation, in 1999.

               "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for shares of Class A Common Stock.

               "Core Rights" shall mean:

                    (1) the divisional product allocation rules applicable to each series of Class B Common Stock as set forth in the rules of the corporation;

                    (2) the trading floor access rights and privileges granted to each series of Class B Common Stock, including the Commitment to Maintain Floor Trading;

                    (3) the number of authorized and issued shares of any series of Class B Common Stock; or

                    (4) eligibility requirements for an individual or entity to hold shares of any series of Class B Common Stock or to exercise any of the trading rights or privileges inherent in any series of Class B Common Stock.

               "Effectiveness Date" means the date of the effectiveness of the merger of CME Transitory Co. into and with the corporation as contemplated by that certain agreement and plan of merger dated as of _______, 2000 between CME Transitory Co. and the corporation. Such date of effectiveness shall be evidenced by or in a certificate of merger filed with the Secretary of State of Delaware regarding such merger.

               "Fair Market Value" means (i) if shares of Class A Common Stock are traded on a national securities exchange, the last sales or the average of the bid and asked prices (if no sale has taken place), as reported in the principal consolidated transaction reporting system with respect to such exchange, (ii) if shares of Class A Common Stock are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers Automated Quotation System or such other system then in use, or (iii) if neither clause (i) or (ii) apply, as determined in good faith by the Board of Directors.

               "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either shares of Class A Common Stock or Convertible Securities.

               "Share Equivalent Basis" means that (i) with respect to participation in dividends, other distributions or liquidating distributions, a stockholder's participation therein is determined based upon the number of Class A Common Stock share equivalents that such stockholder's shares represent in relation to the total number of Class A Common Stock share equivalents that all stockholders' shares represent, and (ii) with respect to voting, a stockholder's aggregate votes available to be cast is determined based on the number of Class A Common Stock share equivalents that such stockholder's shares represent (with each whole share equivalent representing one vote and each fractional share equivalent representing an equivalent fractional vote). The number of Class A Common Stock share equivalents of a share of Class A Common Stock, Series B-1 Stock, Series B-2 Stock, Series B-3 Stock, Series B-4 Stock and Series B-5 Stock shall equal the Applicable Equivalent Amount for such stock.

          (2) Liquidation Rights. Upon the liquidation, dissolution or winding up of the corporation, holders of Common Stock shall be entitled to receive any amounts available for distribution to holders of Common Stock after the payment of, or provision for, obligations of the corporation and any preferential amounts payable to holders of any outstanding shares of Preferred Stock. Such amounts as are available to the holders of Common Stock for distribution shall be distributed to such holders on a Share Equivalent Basis.

                      Subdivision 2: Class A Common Stock

     The rights, preferences and privileges, and qualifications, limitations and restrictions granted to and imposed on the shares of Class A Common Stock of the corporation shall be as set forth in Subdivision 1 and this Subdivision 2 of this Division B.

          (1) Dividend Rights. Subject to any preferential or participatory rights of holders of any shares of Preferred Stock, the holders of shares of Class A Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors on shares of the outstanding Common Stock of the corporation, participating with the holders of the outstanding shares of the Class B Common Stock on a Share Equivalent Basis.

          (2) Voting Rights. Each holder of shares of Class A Common Stock shall have the right to one vote for each share held on each matter for which the vote of the holders of the Class A Common Stock shall be required or considered to be necessary. Each holder of Class A Common Stock shall have the right, voting with the holders of the Class B Common Stock on a Share Equivalent Basis, to vote in the election of the Equity Directors (as defined below).

          (3) Transfer Restrictions. Shares of Class A Common Stock shall be subject to the following transfer restrictions during the indicated period:

               (a) During the period commencing on the Effectiveness Date and ending on the date occurring 180 days thereafter (inclusive), shares of Class A Common Stock may only be transferred, sold or otherwise disposed together with the associated shares of Class B Common Stock (i.e., 16,200 shares of Class A Common Stock may be transferred with one share of Series B-1 Stock, 10,800 shares of Class A Common Stock may be transferred with one share of Series B-2 Stock, and 5,400 shares of Class A Common Stock may be transferred with one share of Series B-3 Stock).

               (b) During the period commencing on the 181st day after the Effectiveness Date and ending on the date occurring 270 days after the Effectiveness Date, up to twenty-five percent (25%) of the shares of Class A Common Stock received by a holder on the Effectiveness Date or thereafter acquired may be transferred, sold or otherwise disposed.
          In addition, such holder may transfer, sell or otherwise dispose of such holder's Class A Common Stock as described in clause (a) of this
          Section 3.

               (c) During the period commencing on the 271st day after the Effectiveness Date and ending on the date occurring 360 days after the Effectiveness Date, up to fifty percent (50%) of the shares of Class A Common Stock received by a holder on the Effectiveness Date or thereafter acquired may be transferred, sold or otherwise disposed.
          In addition, such holder may transfer, sell or otherwise dispose of such holder's Class A Common Stock as described in clause (a) of this
          Section 3.

               (d) During the period commencing on the 361st day after the Effectiveness Date and ending on the date occurring 450 days after the Effectiveness Date, up to seventy-five percent (75%) of the shares of Class A Common Stock received by a holder on the Effectiveness Date or thereafter acquired may be transferred, sold or otherwise disposed.
          In addition, such holder may transfer, sell or otherwise dispose of such holder's Class A Common Stock as described in clause (a) of this
          Section 3.

               (e) On and after the 451st day after the Effectiveness Date, there shall be no restrictions applicable to the Class A Common Stock under this Section 3.

                      Subdivision 3: Class B Common Stock

     The rights, preferences and privileges, and qualifications, limitations and restrictions granted to and imposed on the shares of Class B Common Stock of the corporation shall be as set forth in Subdivision 1 and this Subdivision 3 of this Division B.

          (1) Designation and Number of Shares Constituting Series. Shares of the Class B Common Stock shall be issued in four series having the designations and consisting of the number of shares set forth below:

               625 shares designated as "Class B Common Stock, Series B-1" (the "Series B-1 Stock"),

               813 shares designated as "Class B Common Stock, Series B-2" (the "Series B-2 Stock"),

               1,287 shares designated as "Class B Common Stock, Series B-3" (the "Series B-3 Stock"),

               467 shares designated as "Class B Common Stock, Series B-4" (the "Series B-4 Stock") and

               2,140 shares designated as "Class B Common Stock, Series B-5" (the "Series B-5 Stock").

          (2)  Trading Rights.

               (a) Series B-1 Stock. The holders of shares of the Series B-1 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for its Chicago Mercantile Exchange Division Members.

               (b) Series B-2 Stock. The holders of shares of the Series B-2 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for its International Monetary Market Division Members.

               (c) Series B-3 Stock. The holders of shares of the Series B-3 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for its Index and Option Market Division Members.

               (d) Series B-4 Stock. The holders of shares of the Series B-4 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for its Growth and Emerging Markets Division Members.

               (e) Series B-5 Stock. The holders of shares of the Series B-5 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for holders of fractional interests in its Growth and Emerging Markets Division.

          (3) Dividend Rights. Subject to any preferential or participatory rights of holders of any shares of Preferred Stock, the holders of shares of Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors on shares of the outstanding Common Stock of the corporation, participating with the holders of the outstanding shares of the Class A Common Stock on a Share Equivalent Basis.

          (4) Voting Rights. Holders of shares of Class B Common Stock shall have the following voting rights:

               (a)  Election of Directors.

                    (i) Class B Directors. Holders of shares of Series B-1 Stock shall have the sole right to elect the Series B-1 Directors (as defined below), and each holder of Series B-1 Stock shall have one vote per share held in any such election. Holders of shares of Series B-2 Stock shall have the sole right to elect the Series B-2 Directors (as defined below), and each holder of Series B-2 Stock shall have one vote per share held in any such election. Holders of shares of Series B-3 Stock shall have the sole right to elect the Series B-3 Director (as defined below), and each holder of Series B-3 Stock shall have one vote per share held in any such election.

                    (ii) Equity Directors.  Each holder of Class B Common Stock shall have the right, voting with the holders of the Class A Common Stock on a Share Equivalent Basis, to vote in the election of the Equity Directors.

               (b) Core Rights. Any change, amendment or modification of the Core Rights shall be submitted to a vote of the holders of the Class B Common Stock for their consideration and approval. In any such vote, holders of Series B-1 Stock shall be entitled to six votes for each share of Series B-1 Stock held, holders of Series B-2 Stock shall be entitled to two votes for each share of Series B-2 Stock held, holders of Series B-3 Stock shall be entitled to one vote for each share of Series B-3 Stock held, holders of Series B-4 Stock shall be entitled to one-sixth vote for each share of Series B-4 Stock held and holders of Series B-5 Stock shall be entitled to one-sixtieth vote for each share of Series B-5 Stock held. Any such change, amendment or modification must receive a majority of the aggregate votes cast by the holders of the Class B Common Stock present (in person or by proxy) and voting in order to be approved.

               (c) Other Matters. Holders of shares of Class B Common Stock shall be entitled to vote on a Share Equivalent Basis on any matters not described in Sections 4(a) or (b) that require the approval of the holders of the Class B Common Stock, whether voting together with the holders of the Class A Common Stock or voting separately as a class.

          (5) Transfer Restrictions. Shares of Class B Common Stock may be transferred at any time, subject to the following restrictions:

               (a) No individual or entity may acquire shares of a series of Class B Common Stock, or receive or exercise rights in respect thereof, unless such individual or entity (i) satisfies the trading eligibility requirements specified for such series in the by-laws of the corporation and in any rules or regulations as the Board of Directors may provide and (ii) agrees to be bound by any rules or regulations as the Board of Directors may provide with respect to such series of Class B Common Stock.

               (b) No sale, transfer or hypothecation of any share of any series of Class B Common Stock or lease of the trading privilege component thereof shall be valid and binding on the corporation unless and until (x) the purchaser, lessee or transferee satisfies the trading eligibility requirements specified for such shares in the by-laws of the corporation and in any other rules or regulations as the Board of Directors may provide, and (y) such sale, transfer, hypothecation or lease has been reported to the corporation.

               (c) No person who has sold a share of any series of Class B Common Stock shall be eligible to purchase another share of the same series of Class B common stock within six months of the closing of such sale, except as may be otherwise allowed under rules adopted by the Board of Directors.

          (6)  Adjustments to Applicable Equivalent Amounts For Dilutive Issues.

               (a) No Adjustment Unless Economic Dilution. No adjustment in the Applicable Equivalent Amount of any series of Class B Common Stock shall be made in respect of the issuance or deemed issuance of Additional Common Shares unless the consideration per share for an Additional Common Share issued or deemed to be issued by the corporation is less than the Fair Market Value of a share of Class A Common Stock on the date of such issue or deemed issue.

               (b)  Deemed Issue of Additional Common Shares.

                    (1) Options and Convertible Securities. In the event the corporation, at any time or from time to time after the Effectiveness Date, shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Class A Common Stock (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Common Shares (except as otherwise provided in the definition thereof) issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Common Shares are deemed to be issued:

                         (A) no further adjustment in the Applicable Equivalent Amounts shall be made upon the subsequent issue of Convertible Securities or shares of Class A Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

                         (B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the corporation, or in the number of shares of Class A Common Stock issuable upon the exercise, conversion or exchange thereof, the Applicable Equivalent Amounts computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

                         (C) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Applicable Equivalent Amounts computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

                              (I) in the case of Convertible Securities or Options for Class A Common Stock, the only Additional Common Shares issued were shares of Class A Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such

                         Convertible Securities and the consideration received therefor was the consideration actually received by the corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the corporation upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the corporation upon such conversion or exchange, and

                              (II) in the case of Options for Convertible
                         Securities, the only Convertible Securities issued were Convertible Securities, if any, actually issued upon the exercise of such Options, and the consideration received by the corporation for the Additional Common Shares deemed to have been issued was the consideration actually received by the corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the corporation upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

                         (D) no readjustment pursuant to clause (B) or (C) above shall have the effect of reducing any Applicable Equivalent Amount to an amount which is less than the higher of (i) the such Applicable Equivalent Amount on the original adjustment date, or (ii) the Applicable Equivalent Amount that would have resulted from any issuance of Additional Common Shares between the original adjustment date and such readjustment for which no adjustment was originally made; and

                         (E) in the case of any Options, which expire by their terms not more than 60 days after the date of issue thereof, no adjustment of the Applicable Equivalent Amount shall be made until the expiration or exercise of all such Options.

                    (2) Stock Dividends. In the event the corporation, at any time or from time to time after the Effectiveness Date, shall declare or pay any dividend on shares of its capital stock payable in shares of Class A Common Stock, then and in any such event, Additional Common Shares (except as otherwise provided in the definition thereof) shall be deemed to have been issued immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend for purposes of adjusting the Applicable Equivalent Amounts; provided, however, that if such record date is fixed and such dividend is not fully paid, the only Additional Common Shares deemed to have been issued will be the number of shares of Class A Common Stock actually issued in such dividend, and such shares will be deemed to have been issued as of the close of business on such record date, and such Applicable Equivalent Amounts shall be recomputed accordingly.

               (c) Adjustment of Applicable Equivalent Amounts Upon Issuance of Additional Common Shares. In the event the corporation shall issue Additional Common Shares (including Additional Common Shares deemed to be issued pursuant to Section 6(b)) without consideration or for a consideration per share less than the Fair Market Value of a share of Class A Common Stock in effect immediately prior to such issue, then and in such event, the Applicable Equivalent Amounts shall be increased, concurrently with such issue, to amounts (calculated to the nearest one-tenth of a share) determined by multiplying each Applicable Equivalent Amount by a fraction, the numerator of which shall be the number of shares of Class A Common Stock outstanding immediately prior to such issue plus the number of such Additional Common Shares so issued and the denominator of which shall be the number of shares of Class A Common Stock outstanding immediately prior to such issue plus the number of shares of Class A Common Stock which the aggregate consideration received by the corporation for the total number of Additional Common

          Shares so issued would purchase at such Fair Market Value; provided that, for the purposes of this subsection (c), all shares of Class A Common Stock issuable upon exercise of outstanding Options, and conversion of outstanding Convertible Securities shall be deemed to be outstanding.

               (d) Determination of Consideration. For purposes of this Section, the consideration received by the corporation for the issue of any Additional Common Shares shall be computed as follows:

                    (1)  Cash and Property.  Such consideration shall:

                         (A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the corporation excluding amounts paid or payable for accrued interest or accrued dividends;

                         (B) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

                         (C) in the event Additional Common Shares are issued together with other shares or securities or other assets of the corporation for the consideration so received, be computed as provided in clauses (A) and (B) above, as determined in good faith by the Board of Directors.

                    (2) Options and Convertible Securities. The consideration per share received by the corporation for Additional Common Shares deemed to have been issued pursuant to Section 6(b)(1), relating to Options and Convertible Securities, shall be determined by dividing:

                         (A) the total amount, if any, received or receivable by the corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                         (B) the maximum number of shares of Class A Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

                    (3) Stock Dividends. Any Additional Common Shares deemed to have been issued relating to stock dividends shall be deemed to have been issued for no consideration.

          In the event that Additional Common Shares are proposed to be issued in connection with an acquisition or other transaction subject to certain conditions precedent, such that there will be a delay between the execution of the associated agreement and the consummation of the acquisition or transaction and the issuance of the Additional Common Shares, the value of the consideration to be received per share shall be compared to the Fair Market Value of a share of Class A Common Stock as of the date of execution of the associated agreement for the purposed of calculating any adjustments under this Section 6.

               (e) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding Class A Common Stock shall be subdivided (by stock split or otherwise) into a greater number of shares of Class A Common Stock, the Applicable Equivalent Amounts then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately increased. In the event the outstanding Class A Common Stock shall be combined or consolidated (by reclassification or otherwise) into a lesser number of shares of Class A Common Stock, the Applicable Equivalent Amounts then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased.

               (f) No Impairment. The corporation will not, by amendment of this Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Section by the corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section.

          (7)  Conversion Rights of Series B-5.

               (a) Conversion. Subject to and upon compliance with the provisions of this Section 7, each holder of any shares of Series B-5 Stock shall have the right at such holder's option, at any time or from time to time prior to the close of business in Chicago, Illinois on November 3, 2000, to convert such shares of Series B-5 Stock into fully paid and nonassessable shares of Series B-4 Stock at the ratio of ten shares of Series B-5 Stock for each share of Series B-4 Stock to be received in conversion. Shares of Series B-5 Stock may be converted into Series B-4 Stock only in integral multiples of ten. No fractional shares of Series B-4 Stock will be issued upon conversion.

               (b) Mechanics of Conversion. A holder of shares of Series B-5 Stock may exercise the conversion right specified in Section 7(a) as to such holder's shares by surrendering to the corporation or any transfer agent of the corporation the certificate or certificates for the shares to be converted, accompanied by written notice stating that the holder elects to convert all of the shares represented thereby. Conversion shall be deemed to have been effected on the date when delivery of such written notice and share certificates is made, and such date is referred to herein as the Conversion Date. As promptly as practicable after the Conversion Date, the corporation shall issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Series B-4 Stock to which such holder is entitled as a result of the exercise of such conversion right. The person in whose name the certificate or certificates for Series B-4 Stock are to be issued shall be deemed to have become a holder of record of such Series B-4 Stock on the applicable Conversion Date. After the initial issuance of shares of Series B-4 Stock on the Effectiveness Date pursuant to the agreement and plan of merger dated as of ___________, 2000 between CME Transitory Co. and the corporation, shares of Series B-4 Stock may only be issued upon the conversion pursuant to this Section 7 of shares of Series B-5 Stock.

               (c) Automatic Conversion. Each share of Series B-5 Stock shall automatically be converted into ten shares of Class A Common Stock on November 4, 2000.

               (d) Status of Converted Shares. Shares of Series B-5 Stock that are converted into shares of Series B-4 Stock or shares of Class A Common Stock shall not be reissued.

     ARTICLE FIVE: (A) The initial Board of Directors shall consist of thirty-nine members. The terms of eighteen of the directors shall expire at the annual meeting of the stockholders held in December 2000, and the terms of the remaining twenty-one directors shall expire at the annual meeting of the stockholders held in December 2001.

     (B) At the annual meeting of stockholders held in December 2000, the size of the Board of Directors shall be reduced to thirty members and nine directors shall be elected to serve two-year terms as follows:

          (1) Six directors shall be elected by the holders of Common Stock voting together as a single class on a Share Equivalent Basis from a Board-nominated slate of candidates nominated in accordance with the nominating provisions as provided in the corporation's bylaws;

          (2)  One director shall be elected by the holders of Series B-1 Stock;

          (3) One director shall be elected by the holders of Series B-2 Stock; and

          (4)  One director shall be elected by the holders of Series B-3 Stock.

     (C) At the annual meeting of stockholders held in December 2001, the size of the Board of Directors shall be reduced to nineteen members and ten directors shall be elected to serve two-year terms as follows:

          (1) Seven directors shall be elected by the holders of Common Stock voting together as a single class on a Share Equivalent Basis from a Board-nominated slate of candidates nominated in accordance with the nominating provisions provided in the corporation's bylaws.

          (2) Two directors shall be elected by the holders of Series B-1 Stock; and

          (3)  One director shall be elected by the holders of Series B-2 Stock.

The directors elected as provided in Sections (B)(1) and (C)(1) are referred to as the "Equity Directors;" the directors elected as provided in Sections (B)(2) and (C)(2) are referred to as the "Series B-1 Directors;" the directors elected as provided in Sections (B)(3) and (C)(3) are referred to as the "Series B-2 Directors;' and the director elected as provided in Section (B)(4) is referred to as the "Series B-3 Director." The Equity Directors shall include persons fulfilling the requirements of any regulatory authority having jurisdiction over the corporation.

     (D) At each succeeding annual meeting of stockholders, the successors of the Series B-1 Directors, the Series B-2 Directors, any Series B-3 Director and the Equity Directors whose terms expire at that meeting shall be elected by the holders of the Series B-1 Stock, the Series B-2 Stock, the Series B-3 Stock, and the Common Stock voting as a single class on a Share Equivalent Basis, respectively. The directors so elected shall be elected for a term expiring at the annual meeting of stockholders held in the second year following the year of their election, and until their successors are duly elected and qualified and have accepted office, subject to death, resignation or removal from office. Any vacancy occurring in a directorship may be filled by the Board of Directors; provided, however, that any vacancy occurring with respect to a Series B-1 Director, a Series B-2 Director or a Series B-3 Director shall be filled from the candidates who lost for such position from the most recent election, with the candidates being selected to fill such vacancy in the order of the aggregate number of votes received in such previous election. Any persons so elected shall serve for the remaining term of his or her predecessor in office.

     (E) No person shall be eligible for election as a Series B-1 Director, a Series B-2 Director or a Series B-3 Director unless he or she shall own, or be recognized under rules adopted by the Board of Directors as a permitted transferee (other than temporary lease-type transfers) of, at least one share of the series of Class B Common Stock entitled to elect such director.

     (F) Any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the shares entitled to elect such person as a director under this Article.

     ARTICLE SIX: The Board of Directors is hereby authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other securities or property, rights entitling the holders thereof to purchase from the corporation shares of Preferred Stock, Class A Common Stock or securities of any other corporation. The times at which and the terms upon which such rights are to be issued will be determined by the Board of Directors and set forth in the contracts or instruments that evidence such rights. The authority of the Board of Directors with respect to such rights shall include, without limitation, determination of the following:

          (A) The initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights;

          (B) Provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or other securities of the corporation;

          (C) Provisions which adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapitalization of any stock of the corporation, a change in ownership of the corporation's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the corporation or any stock of the corporation, and provisions restricting the ability of the corporation to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the corporation under such rights;

          (D) Provisions which deny the holder of a specified percentage of the outstanding stock or other securities of the corporation the right to exercise such rights and/or cause the rights held by such holder to become void;

          (E) Provisions which permit the corporation to redeem or to exchange such rights; and

          (F)  The appointment of a rights agent with respect to such rights.

     ARTICLE SEVEN: (A) In furtherance of and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend, or repeal the bylaws of the corporation, provided, however, that the bylaws may also be altered, amended, or repealed by the affirmative vote of the holders of two-thirds of the voting power of the then outstanding Common Stock, voting together as a single class on a Share Equivalent Basis.

     (B) Unless and except to the extent that the by-laws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

     ARTICLE EIGHT: No stockholder shall have any preemptive right to subscribe to an additional issue of any class or series of the corporation's capital stock or to any securities of the corporation convertible into such stock.

     ARTICLE NINE: Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of at least two-thirds of the voting power of the then outstanding Common Stock, voting together as a single class on a Share Equivalent Basis, shall be required to amend, repeal, or adopt any provisions inconsistent with paragraph (F) of Article Five or Articles Six, Nine, Ten, Eleven, Twelve, Thirteen or Fourteen of this Certificate of Incorporation.

     ARTICLE TEN: No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of this Article by the stockholders shall not adversely affect any right or protection of a director of the corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

     ARTICLE ELEVEN:  The corporation shall, to the fullest extent permitted by
Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, have the power to indemnify any and all persons whom it shall have the power to indemnify under said Section from and against any and all expenses, liabilities or other matters referred to in or covered by said Section, and the power provided for herein shall not be deemed exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, or vote of stockholders, disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

     ARTICLE TWELVE: In furtherance and not in limitation of the powers conferred by law or in this Certificate of Incorporation, the Board of Directors (and any committee of the Board of Directors) is expressly authorized, to the extent permitted by law, to take such action or actions as the Board of Directors or such committee may determine to be reasonably necessary or desirable to (A) encourage any individual, limited partnership, general partnership, corporation or other firm or entity (a "person") to enter into negotiations with the Board of Directors and management of the corporation with respect to any transaction which may result in a change in control of the corporation which is proposed or initiated by such person or (B) contest or oppose any such transaction which the Board of Directors or such committee determines to be unfair, abusive or otherwise undesirable with respect to the corporation and its business, assets or properties or the stockholders of the corporation, including, without limitation, the adoption of such plans or the issuance of such rights, options, capital stock, notes, debentures or other evidences of indebtedness or other securities of the corporation, which rights, options, capital stock, notes, debentures or other evidences of indebtedness and other securities (i) may be exchangeable for or convertible into cash or other securities on such terms and conditions as may be determined by the Board of Directors or such committee and
(ii) may provide for the treatment of any holder or class of holders thereof designated by the Board of Directors or any such committee in respect of the terms, conditions, provisions and rights of such securities which is different from, and unequal to, the terms, conditions, provisions and rights applicable to all other holders thereof.

     ARTICLE THIRTEEN: No action required to, or which may, be taken at an annual or special meeting of stockholders of the corporation may be taken without a meeting, and the power of the stockholders of the corporation to act by written consent, whether pursuant to Section 228 of the General Corporation Law or otherwise, is specifically denied.

     ARTICLE FOURTEEN: Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by this Certificate of Incorporation, may be called by the Chairman of the Board, in his discretion, and shall be called by the Chairman of the Board or the Secretary at the request in writing of a majority of the directors then holding office. Any such written request shall state the purpose or purposes of the proposed meeting.

                                                                       EXHIBIT B
                         AGREEMENT AND PLAN OF MERGER

                                      OF

                          CHICAGO MERCANTILE EXCHANGE

                                      AND

                              CME TRANSITORY CO.

     THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of _________, 2000, between Chicago Mercantile Exchange, an Illinois not-for-profit corporation (the "CME"), and CME Transitory Co., a Delaware nonstock corporation ("Transitory" or "Surviving Corporation"), said corporations hereinafter sometimes referred to jointly as the "Constituent Corporations";

                                  WITNESSETH:

     WHEREAS, CME is a not-for-profit corporation duly organized and existing under the Illinois Act, having as its registered agent Craig S. Donohue;

     WHEREAS, Transitory is a nonstock corporation duly organized and existing under the Delaware General Corporation Law, having as its registered agent The Corporation Trust Company;

     WHEREAS, the Constituent Corporations propose, pursuant to the applicable provisions of the Illinois General Not For Profit Corporation Act and the Delaware General Corporation Law, for CME to merge with and into Transitory, which shall be the Surviving Corporation in consideration for which Members of CME will receive Membership Interests in Transitory (the "Merger");

     WHEREAS, all rights and privileges that Members of CME derive from their Membership Interests shall be and remain as they exist immediately prior to the Effective Date of this Agreement, preserved in the rights and privileges of the Membership Interests in Transitory received by Members of CME in the Merger; and

     WHEREAS, the respective Boards of Directors of the Constituent Corporations have determined that it is advisable that CME be merged with and into Transitory and have approved such Merger on the terms and conditions hereinafter set forth in accordance with the applicable provisions of law permitting such Merger.

     NOW, THEREFORE, in consideration of the foregoing and of the agreements, covenants and provisions hereinafter set forth, the parties hereto, intending to be legally bound, do hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

     As used in this Agreement and in the Preamble, the following words or phrases have the following meanings, and the following definitions shall be equally applicable to both the singular and plural forms of any of the terms herein defined:

          "Consent" means any consent, license, permit, waiver, approval, authorization or other action of, by or with respect to, or registration, declaration or filing with, any court, Governmental Authority or Person.

          "DGCL" means the General Corporation Law of the State of Delaware, as amended.

          "Effective Date" means the date on which the Merger becomes effective as provided by the applicable provisions of the Illinois Act and the DGCL.

          "Governmental Approval" means any Consent of, with or to any Governmental Authority, including the expiration of any waiting or other time period required to pass before governmental consent or acquiescence may be assumed or relied on.

          "Governmental Authority" means any court or governmental authority, department, commission, board, bureau, agency or instrumentality, domestic or foreign, any tribunal or arbitrators of competent jurisdiction and any self-regulatory organization.

          "Illinois Act" means Illinois' General Not For Profit Corporation Act of 1986, as amended.

          "Member" means the owner of a Membership Interest, or any portion thereof, in a Constituent Corporation. An owner of two or more Membership Interests, or portions thereof, in a single Constituent Corporation shall be deemed to be a separate Member with respect to each individual Membership Interest owned.

          "Membership Interest" means, with respect to a Constituent Corporation, all the rights or interests of a Member in such Constituent Corporation, including, but not limited to, any floor access and electronic trading rights, any right to vote, any rights with regard to earnings, surplus, or assets of such Constituent Corporation, and any other rights in liquidation, merger, reorganization, or conversion of such Constituent Corporation.

          "Person" means an individual, corporation, joint venture, partnership, association, trust, trustee, unincorporated entity, organization or government or any department or agency thereof. A Person who owns a Membership Interest in more than one capacity shall be deemed to be a separate Person in each such capacity.

          "Registration Statement" has the meaning specified in Section 6.1(b).

          "SEC" means the Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended.


                                  ARTICLE II
                                    MERGER

     Section 2.1   Effect of the Merger.   Subject to the terms of this
Agreement, and as more fully set forth and supplemented by the other provisions herein, upon the Effective Date and pursuant to the Merger:

          (a) CME will merge with and into Transitory, the separate existence of CME shall cease, except to the extent provided by the laws of the State of Illinois in the case of a corporation after its merger into another corporation, and Transitory shall be the Surviving Corporation.

          (b) In connection with the Merger, each Membership Interest in CME shall be converted into a Membership Interest in Transitory pursuant to and in accordance with this Agreement.

          (c) The Surviving Corporation shall possess all the rights, privileges, immunities, powers and franchises, as well of a public as of a private nature, of each of the Constituent Corporations, and all property, real, personal and mixed, all debts due on whatever account, including subscriptions to shares and all other choses in action, and all and every other interest of, or belonging to, each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to all real estate, or any interest therein, vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger.

          (d) The Surviving Corporation shall be responsible and liable for all of the liabilities and obligations of each of the Constituent Corporations, and any claim existing or action or proceeding pending by or against either of the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place, or the

     Surviving Corporation may be substituted in its place, and neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by the Merger.

          (e) Upon the Effective Date of this Agreement, (i) the respective assets of CME and Transitory shall be taken up or continued on the books of the Surviving Corporation in the amounts at which such assets shall have been carried on their respective books immediately prior the Effective Date of this Agreement; (ii) the respective liabilities and reserves of CME and Transitory shall be taken up or continued on the books of the Surviving Corporation in the amounts at which such liabilities and reserves shall have been carried on their respective books immediately prior to the Effective Date of this Agreement.

          (f) All corporate acts, plans, policies, agreements, arrangements, approvals and authorizations of CME, its Members, Board of Directors and committees thereof, officers and agents, which were valid and effective immediately prior to the Effective Date shall be taken for all purposes as the acts, plans, policies, agreements, arrangements, approvals and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to CME. The employees and agents of CME shall become the employees and agents of the Surviving Corporation and shall continue to be entitled to the same rights and benefits which they enjoyed as employees and agents of CME.

          (g) The Certificate of Incorporation of Transitory as in effect on the Effective Date shall be and constitute the Certificate of Incorporation of the Surviving Corporation until the same shall be altered, amended or changed in accordance with its terms and applicable law.

          (h) The By-laws of Transitory as in effect on the Effective Date shall be and constitute the By-laws of the Surviving Corporation until the same shall be properly altered, amended or repealed.

     Section 2.2 Directors and Officers. The directors and officers of CME prior to the Effective Date shall serve as the directors and officers of the Surviving Corporation on and after the Effective Date, until new directors and officers have been duly elected and qualified pursuant to the Certificate of Incorporation and By-laws of the Surviving Corporation, or until their earlier resignation, removal or replacement.

     Section 2.3   Miscellaneous.   CME and Transitory are empowered to adopt
further rules and regulations, not inconsistent with the provisions of this Agreement, regarding the conversion of the Membership Interests in CME into Membership Interests in Transitory.


                                  ARTICLE III
                      CONVERSION OF MEMBERSHIP INTERESTS

     Section 3.1   Conversion of Membership Interests.   On the Effective Date,
and without any further action by CME or Transitory, all the Membership Interests in CME shall be converted into Membership Interests in Transitory. The Membership Interests in CME shall be converted in accordance with the following:

          (a) Each individual Chicago Mercantile Exchange division Membership Interest in CME shall be converted into one Chicago Mercantile Exchange division Membership Interest in Transitory.

          (b) Each individual International Monetary Market division Membership Interest in CME shall be converted into one International Monetary Market division Membership Interest in Transitory.

          (c) Each individual Index and Option Market division Membership Interest in CME shall be converted into one Index and Option Market division Membership Interest in Transitory.

          (d) Each individual Growth and Emerging Markets division Membership Interest in CME shall be converted into one Growth and Emerging Markets division Membership Interest in Transitory.

          (e) Each fractional Growth and Emerging Markets division Membership Interest in CME shall be converted into an equivalent fractional Growth and Emerging Markets division Membership Interest in Transitory.

Each of the foregoing divisions of Membership Interest in Transitory, Chicago Mercantile Exchange, International Monetary Market, Index and Option Market and Growth and Emerging Markets, shall have the rights, preferences and privileges provided for in the By-laws of CME.


                                  ARTICLE IV
                                   COVENANTS

     Section 4.1   Further Actions.   Each of the Constituent Corporations
agrees to use its reasonable efforts to take, or to cause to be taken, all actions and to do, or to cause to be done, all things necessary, proper or advisable to consummate and to make effective the transactions contemplated by this Agreement, including, but not limited to:

          (a) making, or causing to be made, all such filings and submissions under any applicable law and giving such reasonable undertakings, as may be necessary to consummate this Agreement and the transactions contemplated hereby;

          (b) using its reasonable efforts to obtain, or causing to be obtained, all Governmental Approvals and other Consents necessary to be obtained in order to consummate this Agreement and the transactions contemplated hereby; and

          (c) using its reasonable efforts to take, or causing to be taken, all other actions, necessary, proper or advisable in order to fulfill its obligations in respect of this Agreement and the transactions contemplated hereby.

     Each of the parties hereto shall coordinate and cooperate with the other party in exchanging such information and supplying such reasonable assistance as may be requested by such other party in connection with the filings and other actions contemplated by this Section 4.1.

     Section 4.2   Service in Illinois.   Transitory, as the Surviving
Corporation, agrees that it may be served with process in Illinois in any proceeding for enforcement of (i) any obligation of CME as well as (ii) any of its obligations arising from this Merger. Transitory hereby irrevocably appoints the Secretary of State of Illinois as its agent to accept service of process in any such suit or other proceedings, and any such process so accepted shall be mailed by the Secretary of State of Illinois to Chicago Mercantile Exchange Inc., 30 South Wacker Drive, Chicago, Illinois 60606, attention:
General Counsel.


                                   ARTICLE V
                             CONDITIONS TO MERGER

     Section 5.1 Conditions to Effectiveness. The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Effective Date of the following conditions:

          (a) No Injunctions or Restraints. Consummation of the transactions contemplated by this Agreement shall not have been restrained, enjoined or otherwise prohibited by any applicable law, including any order, injunction, decree or judgment of any court or other Governmental Authority, and no action or proceeding shall be pending or threatened by any Governmental Authority on the Effective Date before any court or other Governmental Authority to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby or to recover any material damages or obtain other material relief as a result of such transactions. There shall not have been promulgated, entered, issued, or determined by any court or other Governmental Authority to be applicable to this Agreement any applicable law making illegal the consummation of the transactions contemplated hereby, and no proceeding with respect to the application of any such applicable law shall be pending.

          (b) Effectiveness of the Registration Statement. The Registration Statement on Form S-4 filed with the SEC by Chicago Mercantile Exchange Inc., a Delaware corporation, relating to its issuance of its common stock (including the proxy statement and prospectus constituting part thereof, the "Registration Statement") shall have become and remain effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Registration Statement shall have been initiated or threatened by the SEC.

          (c) Requisite Approvals.   The Members of CME shall have approved this
     Agreement as required by law.

          (d) Internal Revenue Service Revenue Ruling. Issuance by the Internal Revenue Service of a ruling that this Merger and the ultimate issuance of common stock by Newco qualify for tax-free treatment under the Internal Revenue Code of 1986, as amended.

          (e) P-M-T. The offer by Chicago Mercantile Exchange Inc. to purchase the assets and business of P-M-T Limited Partnership, an Illinois limited partnership, for cash shall have been approved by the holders of two-thirds of the outstanding P-M-T Class A partnership units (excluding units held by CME).

                                  ARTICLE VI
                    AMENDMENT; TERMINATION AND CORRECTIONS

     Section 6.1   Amendment of Agreement.   At any time prior to the Effective
Date, the parties hereto may agree to amend this Agreement. No such amendment may, in the sole judgment of the Board of Directors of CME, materially and adversely affect the rights of the Members of CME.

     Section 6.2   Abandonment of Agreement.   At any time prior to the
Effective Date, CME may abandon this Agreement by appropriate resolution of its Board of Directors, notwithstanding prior approval at the Special Meeting. No Person shall have any rights or claims against either Constituent Corporation or its respective Board of Directors based on abandonment of this Agreement.

     Section 6.3   Corrections.   The Constituent Corporations may, until the
Effective Date, by an instrument executed by a Chairman, Chief Executive Officer, Vice Chairman, President or any Executive Vice President of each Constituent Corporation, attested to by a Secretary or any Assistant Secretary of each Constituent Corporation under its respective corporate seal, make such modifications as are appropriate to correct errors, clarify existing items or make additions to correct manifest omissions in this Agreement.


                                  ARTICLE VII
                             ADDITIONAL PROVISIONS

     Section 7.1   Notices.   If CME complies substantially and in good faith
with the requirements of the Illinois Act or the terms of this Agreement with respect to the giving of any required notice to its Members, its failure in any case to give such notice to any Person or Persons entitled thereto shall not impair the validity of the actions and proceedings taken under the Illinois Act or this Agreement or entitle such Person or Persons to any injunctive or other equitable relief with respect thereto.

     Section 7.2   Severability.   To the extent possible, each provision of
this Agreement shall be interpreted in a manner as to be valid, legal and enforceable. Any determination that any provision of this Agreement or any application thereof is invalid, illegal or unenforceable in any respect or in any instance shall be effective only to the extent of such invalidity, illegality or unenforceablity and shall not effect the validity, legality or enforceability of any other provision of this Agreement.

     Section 7.3   Headings.   Article and Section headings contained in this
Agreement are inserted for convenience and reference only, and shall not be considered in construing or interpreting any of the provisions hereof.

     Section 7.4   Entire Agreement.   This Agreement supersedes any and all
oral or written agreements heretofore made relating to the subject matter hereof and constitutes the entire Agreement of the parties relating to the subject matter hereof.

     Section 7.5   Expenses.   Transitory, as the Surviving Corporation, shall
pay all expenses of carrying this Merger into effect and accomplishing the Merger herein provided for.

     Section 7.6   Counterparts.   This Agreement may be executed simultaneously
in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     Section 7.7   Governing Law.   This Agreement shall be governed by and
construed in accordance with the internal laws of the State of Delaware, without giving effect to any conflicts or choice of law provisions that would make applicable the substantive laws of any other jurisdiction.

     IN WITNESS WHEREOF, each of the Constituent Corporations, pursuant to authority duly given by resolutions adopted by its Board of Directors, has caused this Agreement to be executed in its name by its President or a Vice President as of the day and year aforesaid.

                                    CHICAGO MERCANTILE EXCHANGE

                                    By: _________________________
                                     Name:
                                     Title:



                                    CME TRANSITORY CO.

                                    By: _________________________
                                     Name:
                                     Title:

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that the Registrant may, and in some circumstances must, indemnify the directors and officers of the Registrant against liabilities and expenses incurred by such person by reason of the fact that such person was serving in such capacity, subject to certain limitations and conditions set forth in the statute. The Registrant's Certificate of Incorporation and By-Laws provide that the Registrant will indemnify its directors and officers, and may indemnify any person serving as director or officer of another business entity at the Registrant's request, to the extent permitted by the statute. In addition, the Registrant's Certificate of Incorporation provides, as permitted by the the Delaware General Corporation Law, that directors shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except (i) for breaches of their duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, and (iv) for transactions from which a director derived an improper personal benefit.

Item 21.  Exhibits and Financial Statement Schedules

(a)       Exhibits

          The following is a list of Exhibits included as part of this Registration Statement. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

          Exhibit
          Number    Description of Exhibit
          ------    ----------------------
          2.1       Form of Agreement and Plan of Merger dated as of _______, 2000 between Chicago Mercantile Exchange and CME
                    Transitory Co. (included as Exhibit B to the Proxy Statement/Prospectus).
          2.2*      Form of Agreement and Plan of Merger dated as of _______, 2000 between CME Transitory Co. and the Registrant
          3.1       Certificate of incorporation of the Registrant
          3.2       Amended and Restated Certificate of Incorporation (included as Annex A to the Proxy Statement/Prospectus)
          3.3*      By-laws of the Registrant
          5.1*      Opinion of Sidley & Austin regarding legality of securities being registered
          8.1*      Opinion of Sidley & Austin regarding tax matters
          10.1*     Material Contracts
          23.1*     Consent of Sidley & Austin (included in Exhibit 5.1)
          23.2      Consent of Arthur Andersen LLP
          24.1      Form of Power of Attorney executed by Directors of Registrant
          27.1      Financial Data Schedule
          99.1      Form of proxy

______________________
*  To be filed by amendment.

(b)       Financial Statement Schedules

          None.

Item 22.  Undertakings.

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (5)  That every prospectus: (i) that is filed pursuant to paragraph
     (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on January 25, 2000.

                                    CHICAGO MERCANTILE EXCHANGE INC.

                                    By: /s/ M. Scott Gordon
                                       -------------------------------------
                                        M. Scott Gordon
                                        Chairman of the Board

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 25th day of January, 2000.

     Name                     Title
     ----                     -----


M. Scott Gordon               Chairman of the Board and Director
---------------------------
M. Scott Gordon               (Chief Executive Officer)


David G. Gomach               Senior Vice President and Chief Financial Officer
---------------------------
David G. Gomach               (Principal Financial Officer)


Raymond C. Repede             Vice President and Controller
---------------------------
Raymond C. Repede             (Principal Accounting Officer)

H. Jack Bouroudjian           Director
---------------------------
H. Jack Bouroudjian

___________________________   Director
Timothy R. Brennan

Leslie Henner Burns           Director
---------------------------
Leslie Henner Burns

Jeffrey R. Carter             Director
---------------------------
Jeffrey R. Carter

___________________________   Director
E. Gerald Corrigan

Terrence A. Duffy             Director
---------------------------
Terrence A. Duffy

___________________________   Director
Rahm Emanuel

Martin J. Gepsman             Director
---------------------------
Martin J. Gepsman

Yra G. Harris                 Director
---------------------------
Yra G. Harris

Robert L. Haworth             Director
---------------------------
Robert L. Haworth

Bruce F. Johnson              Director
---------------------------
Bruce F. Johnson

___________________________   Director
Gary M. Katler

___________________________   Director
Paul Kimball

Thomas A. Kloet               Director
---------------------------
Thomas A. Kloet

___________________________   Director
John W. Lacey

Leo Melamed                   Director
---------------------------
Leo Melamed

___________________________   Director
Merton H. Miller

___________________________   Director
William P. Miller II

___________________________   Director
Laurence E. Mollner

Patrick J. Mulchrone          Director
---------------------------
Patrick J. Mulchrone

John D. Newhouse              Director
---------------------------
John D. Newhouse

James E. Oliff                Director
---------------------------
James E. Oliff

Mark G. Papadopoulos          Director
---------------------------
Mark G. Papadopoulos

___________________________   Director
Ward Parkinson

Robert J. Prosi               Director
---------------------------
Robert J. Prosi

___________________________   Director
David M. Pryde

Irwin Rosen                   Director
---------------------------
Irwin Rosen

William G. Salatich, Jr.      Director
---------------------------
William G. Salatich, Jr.

John F. Sandner               Director
---------------------------
John F. Sandner

___________________________   Director
Verne O. Sedlacek

Leon C. Shender               Director
---------------------------
Leon C. Shender

William R. Shepard            Director
---------------------------
William R. Shepard

Howard J. Siegel              Director
---------------------------
Howard J. Siegel

David I. Silverman            Director
---------------------------
David I. Silverman

Jeffrey L. Silverman          Director
---------------------------
Jeffrey L. Silverman

___________________________   Director
Paul Simon